1/23

07020640

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Compass Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JAN 31 2007

THOMSON FINANCIAL

FILE NO. 82- 02761

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

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OICF/BY: dlw

DAT : 1/29/07

COMPASS
GROUP

82-5161

ARS
9-30-06



Annual Report 2006



01 How our values help drive value
02 Delivering greater shareholder value
03 Thinking and acting like one business
04 The results so far



[illegible] image
[illegible] consumer demand for all-day [illegible] and healthy eating we are adopting retail orientated disciplines.

Inside front cover image
We are at the forefront of developing tasty and nutritious offers for tomorrow's generations.

Because of our shared values, everyone in Compass is committed to consistently delivering superior service in the most efficient way to create value for our customers, shareholders and employees.

How our values help drive value

Financial highlights 2006

Group revenue
[illegible] 2005: £10,073m

Total operating profit*
[illegible] 2005: £496m

Basic earnings per share*△
[illegible] 2005: 10.9p

Free cash flow
[illegible] 2005: £227m

Return on capital employed*
[illegible]% 2005: 10.7%

All figures based on continuing operations.
2005 figures are restated to IFRS.
* Before exceptional items, including profit of associates.
△ Before exceptional items and hedge accounting ineffectiveness.

We are specialists who help clients either outsource or establish a foodservice or support service, or sometimes both, to suit their needs.

How we do that draws on our global resources and our understanding of different cultures and market sectors. We work in *partnership with our* clients, usually in their premises. And by using their facilities and equipment we keep capital investment to an absolute minimum.

Looking at the world map today shows how far we have come since 1992. We have grown from a domestic operator to a global player. That journey has given us a great platform to build on and enabled us to benefit from opportunities far and wide. Making the most of these opportunities starts, as ever, by being clear about why we are in business.

Our aim is to be the premium operator in the contract foodservice and support services market with an outstanding reputation for quality, value for money and client and consumer satisfaction.

To achieve this means maintaining our market leading positions in the world's key regions with major brands in our chosen business sectors. But it also means *applying fresh thinking* to the way we run our business, re-energising the talents that have made us a leader while looking at new ways of maximising value from our core operations.

We have to be more disciplined – simplifying what we do and how we do it. Focusing on our core contract catering operations. Leveraging client relationships by growing the range of our support services. Maximising synergies for clients, organic profit growth for us and enhanced value for our shareholders.

The whole organisation is focused on achieving this and our vision encapsulates this common purpose. Quite simply we aspire to be a world-class provider of contract foodservice and support services, renowned for our great people, our great service, and our great results.

Our values
These define what, collectively, we believe in and govern the way we behave:

Openness, trust and integrity
We set the highest ethical and professional standards at all times. We want all our relationships to be based on honesty, respect, fairness and a commitment to open dialogue and transparency.

Passion for quality
We are passionate about delivering superior food and service and take pride in achieving this. We look to replicate success, learn from mistakes and develop the ideas, innovation and practices that will help us improve and lead our market.

Win through teamwork
We encourage individual ownership, but work as a team. We value the expertise, individuality and contribution of all our colleagues, working in support of each other and readily share good practice, in pursuit of shared goals.

Responsibility
We take responsibility for our actions, individually and as a Group. Everyday, everywhere we look to make a positive contribution to the health and wellbeing of our customers, the communities we work in and the world we live in.

Can-do
We take a positive and commercially aware 'can-do' approach to the opportunities and challenges we face.

Group at a glance

We provide contract foodservice and support services to clients in over 70 countries.

Our business

How we work

We work in partnership with our clients, usually in their premises, utilising their equipment and facilities to provide foodservice and support services solutions tailored to the needs of consumers.

Contracts with our clients are usually based around one of four models:

Management fee

All of the operating costs are paid by the contractor and recharged to the client along with an agreed fee. This type of arrangement is most often used where the client is subsidising the food offer.

Fixed price

The client pays an agreed price for a specified range of services. This may be varied, for example, if the number of consumers changes considerably.

Profit & loss

The foodservice contractor has control over the offer to the consumer and sets the price. This type of arrangement usually occurs where there is little or no client subsidy.

Concessions

The foodservice contractor pays an agreed percentage of revenue for the right to trade at the clients' premises. This type of arrangement is widely used in the leisure sector.

Market overview and trends

Overview

Contract foodservice and support services offer significant growth opportunities.

The global contract foodservice market has an approximate value of £150 billion with around 50% outsourced to contractors like Compass and our market grows at around 5% a year.

The support services market (including catering, soft services such as cleaning and hard services such as building maintenance) has an approximate value of £700 billion. Circa 35% of this is outsourced to contractors with the outsourcing market projected to grow at around 10% a year.

Trends

Both the markets in which we operate have significant growth potential. The trend by organisations over the last decade to reduce subsidies and to outsource their foodservice requirements is continuing. Clients are moving away from management fee contracts to arrangements where the contractor bears the risk. Approximately 70% of our contracts are now fixed price or profit & loss. This means that we have to adopt different operating disciplines that are more retail orientated in order to grow profitability and returns for shareholders.

We are also seeing organisations accelerate the consolidation of a range of support services such as cleaning and reception as well as catering under one outsourced contract. We are ideally placed to offer an integrated solution to clients. Our challenge is to leverage these growth opportunities profitably and sustainably in order to create value for shareholders.

Our market sectors

Focused businesses operating in clearly defined market sectors.

We operate in six clearly defined market sectors:

Business & Industry

We are the world leader in providing a wide range of consumer-facing foodservice solutions to people at their place of work.

Fine Dining

We have an unrivalled reputation for fine dining in corporate boardrooms and at prestigious social and hospitality events around the world.

Healthcare & Seniors

This is the most sophisticated and demanding market in which we operate. Success requires the highest standards of customer service and food safety plus a detailed understanding of the nutritional needs of those we care for.

Education

From nursery schools to the world's most prestigious universities, we offer tasty and nutritious food for tomorrow's healthy generations.

Sports & Leisure

From local museums to the most famous sporting and iconic cultural venues, we provide foodservice solutions for consumers and corporate events.

Defence, Offshore & Remote sites

In difficult and often inhospitable environments we provide an integrated range of foodservice and support services on offshore oil and gas rigs, major construction sites and at remote mining locations.

Where there is a demand we can also offer vending across any of our six market sectors.

Vending

An integral part of the food and beverage operation for most modern organisations. We provide high quality and innovative vending solutions for customers across the USA and Europe.

Global reach

Our aim is to be the premium operator in the global contract catering and support services markets.

North America
USA
Canada

UK and Ireland
United Kingdom
Republic of Ireland

Continental Europe
Austria
Belgium
Croatia
Cyprus
Czech Republic
Denmark
Estonia
Finland
France
Germany
Greece
Hungary
Iceland
Italy
Kosovo
Latvia
Lithuania
Luxembourg
Netherlands
Norway
Poland
Portugal
Romania
Slovakia
Spain
Sweden
Switzerland

Rest of the World

Latin America
Argentina
Brazil
Chile
Colombia
Costa Rica
Mexico
Peru
Venezuela

Middle East and Africa
Algeria
Angola
Azerbaijan
Botswana
Egypt
Gabon
Ghana
Israel
Kazakhstan
Malawi
Mali
Mozambique
Namibia
Nigeria
Oman
Qatar
South Africa
Sudan
Turkey
UAE
Zambia

Asia Pacific
Australia
Bangladesh
China
East Timor
Hong Kong
India
Indonesia
Japan
Malaysia
Mongolia
New Zealand
Papua New Guinea
Philippines
Russia
Singapore
Thailand

Group	North America	Continental Europe	United Kingdom	Rest of the World
Group revenue	Split of revenue	Split of revenue	Split of revenue	Split of revenue
£10,815m	**£4,290m**	**£2,863m**	**£1,957m**	**£1,705m**
2005: £10,073m	2005: £3,761m	2005: £2,830m	2005: £1,982m	2005: £1,500m
Total operating profit*†	Split of operating profit*	Split of operating profit*	Split of operating profit*	Split of operating profit*
£508m	**£246m**	**£169m**	**£115m**	**£55m**
2005: £496m	2005: £218m	2005: £169m	2005: £114m	2005: £53m

All figures based on continuing operations. 2005 figures are restated to IFRS.
* Before exceptional items and including profit of associates.
† After central costs.



Sector operating companies

Unrivalled expertise from sector-leading brands.

We are unique in having a sector-focused approach to developing specialised solutions to our clients' foodservice and support services needs. For our clients this has the benefits of giving them access to unrivalled experience, tailored solutions relevant to their specific needs and specialist employee skills.

Where there is sufficient market density in a country we have a portfolio of companies that operate in specific market sectors e.g. Eurest in Business & Industry.

Operating company	Market sector and region	Operating company	Market sector and region
Eurest	UK NA CE RW	Chartwells	NA UK
BON APPÉTIT	NA	Scolarest	UK CE RW
Restaurant Associates	UK NA	Levy Restaurants	NA
Medirest	UK CE RW	ESS Support Services Worldwide	UK NA CE RW
Morrison	NA	Canteen	NA
Crothall	NA		

NA North America
UK United Kingdom
CE Continental Europe
RW Rest of the World

In countries that do not yet have critical mass we have a single operating company providing multi-sector solutions e.g. Onama in Italy or Seiyo in Japan.

Operating company	Market sector and region	Operating company	Market sector and region
ONAMA	CE	SEIYO FOOD SYSTEMS GROUP	RW

Chairman's statement

Our priority is to manage your business with the creation of shareholder value firmly at the top of the agenda.

Delivering greater shareholder value

Sir Roy Gardner Chairman



I was delighted to take over as Chairman of Compass in July. This is a good business. We have a significant presence in the countries and sectors in which we want to trade. Our people are passionate about what they do and are proud to work for us. We also continue to achieve excellent levels of contract retention demonstrating that we have a satisfied client base.

These are solid foundations on which to build. Our priority now is to create value for shareholders.

During the year we took the actions necessary to improve our future performance. We have streamlined and reshaped the management team to better reflect the needs of the business. We have improved financial discipline and governance right across the Group, giving the Board much better visibility as to the performance of the business.

In June we sold our travel concessions business, Select Service Partner ('SSP'), for £1.8 billion. This disposal will enable us to focus on our contract catering operations and exploit the significant growth opportunities in support services.

In November we announced our plan to sell our European vending business, Selecta. As the business derives only 9% of its revenue from our contract foodservice clients, it is not a core part of our operations.

These actions provide the basis for improving returns to shareholders.

Strategy

The creation of shareholder value is our priority. Contract foodservice offers attractive and sustainable growth potential which, allied to support services, represents our core activities. The business model is sound and our focus now is on better executing our strategy to deliver sustainable growth and profits. We will do this by growing our business in a more disciplined way, continuing to give our customers superior levels of service whilst being focused on driving cost efficiencies for the shared benefit of our customers, shareholders and employees.

Our strategy

Focused on our contract foodservice business.

Growing our support services business.

Committed to giving our customers superior levels of service.

Focusing on driving cost efficiencies.

Returns to shareholders

The Board is proposing a final dividend of 6.7 pence per share for payment in March 2007, bringing our full year dividend to 10.1 pence, a year-on-year increase of 3%. Whilst we remain committed to growing the dividend in real terms, our objective over the medium term is to move the dividend cover more towards the two times level.

In June 2006 on completion of the sale of our travel concessions business, SSP, we commenced a £500 million on the market share buy-back programme. As of 30 September 2006 we had purchased shares for cancellation to the value of £149 million.

Once the planned sale of Selecta is completed, our aim will be to achieve a balanced use of the net proceeds and this will include an extension of the current share buy-back programme.

Management

Since becoming Chairman I have looked at the management skills needed to meet the future needs of the business. I have begun a process of re-invigorating the Board.

During the year Sir Francis Mackay, Chairman, and Michael Bailey, Chief Executive, left the Company. On behalf of the Board I would like to acknowledge their role in establishing Compass Group as the global leader in contract foodservice.

In June we appointed Richard Cousins, previously Chief Executive of BPB plc, as our new Group Chief Executive. Richard's track record in operational management, business transformation and the creation of shareholder value has already been invaluable in mapping out the Group's future strategy.

In December Val Gooding will step down from the Board after seven years. On behalf of the directors I would like to thank Val for the enormous dedication and commitment she has shown to the Group.

Peter Cawdron, who has been a member of the Board since 1993 and is currently Deputy Chairman and Senior Independent Director, will retire from the Board at the Annual General Meeting in February. I would like to thank Peter on behalf of the Board for his outstanding contribution to the Group and on a personal note for the support he has given me since taking over as Chairman.

I am delighted to welcome two new additions to the Board. Sir Ian Robinson, formerly Chief Executive of Scottish Power and currently Chairman of Ladbrokes plc (formerly Hilton Group plc) and a Director of Siemens Holdings plc will join the Board as a non-executive director on 1 December. His experience of developing international businesses will be enormously valuable to us.

Gary Green will join the Board as an executive director on 1 January 2007. He has been at Compass for over 20 years and has successfully led the development of our business in North America since 1999.

Corporate governance

The way the Group is managed has been a matter of concern for shareholders. During the year I have taken a number of decisive steps to improve corporate governance. We have put in place more robust centralised controls to ensure effective decision making. I have also established a sub-committee of the Board to focus on corporate responsibility. Its terms of reference include looking at all aspects of business conduct, safety, health and environmental management and responsible business practice.

United Nations

This has been an unfortunate episode in the Group's history. The Board has instituted a number of changes to control procedures as a result of the lessons we have learned. In March 2006 two competing food companies brought US lawsuits totalling some £600 million against ESS, Compass and various ESS staff. Though these claims would have been resolutely defended we decided that it was in the best interests of the on-going business and shareholders to settle these claims without prolonged litigation. In October, with no admission of legal liability, we reached final settlement of all claims for less than £40 million. We continue to cooperate fully with the relevant UN and US authorities in their on-going investigations.

Our people

This has been another tough year for our people. They have supported one another as we have taken the actions necessary to improve our performance and restore our reputation. They have also acted professionally to produce the highest level of customer service. On behalf of the Board I want to record our appreciation of their continued dedication and commitment.

Outlook

The results we have reported for 2006 are a benchmark from which to measure our future performance. Fundamental changes have been made during the year, including new leadership, a comprehensive review of the business, and establishing clear strategic priorities for the future. We have improved financial discipline and governance across the Group and we are now well placed to leverage the significant opportunities our global platform gives us. These actions will, in the years ahead, improve our performance and deliver value for shareholders.

Sir Roy Gardner
Chairman
29 November 2006

Full year dividend

[illegible] %

Sale of SSP

[illegible]

Compass share price performance vs FTSE 100 2006


Compass Group
FTSE 100 Index
300
280
260
240
220
200
180
160
30/09 2005
30/11 2005
31/01 2006
31/03 2006
31/05 2006
31/07 2006
29/09 2006

The FTSE 100 index has been rebased to the Compass Group share price on 30 September 2005 (206.25 pence).

Thinking and acting like one business

Chief Executive's statement

Our objective is to maximise shareholder value through delivering profitable and sustainable growth in our chosen markets.

Richard Cousins Chief Executive



First impressions

In my first three months I visited 15 of our largest countries and received presentations on a further 30 key markets. It is clear to me that our customer service is excellent and that our people are committed and passionate about what they do. We have strong client relationships and market leading positions in our core markets. We also have a global footprint that should enable us to leverage our scale and expertise to develop growth for the future.

Hence my conclusion is that fundamentally this is a good business with a sound strategy. However, the model has been a little overstretched and in some parts of the world governance and control have been lacking. We therefore need to create a more intensive performance culture. This implies the need to support customers locally but asking our managers across the world to operate within simple global frameworks. We seek intelligent top-line growth and a more disciplined approach to reducing our global cost base.

Very simply we need to build on our strengths and correct our weaknesses. We have to create a management and performance culture that has at its core the delivery of profitable growth to maximise shareholder value. Aligning the business around this single unifying objective is the priority for me and my management team.

Business strategy

To be successful we must deliver the highest quality and performance, whilst relentlessly driving to be the lowest cost, most efficient provider. Our focus going forward will be on the creation of real shareholder value delivered in a disciplined and sustainable way.

At the moment we trade in too many countries where future growth prospects do not offer adequate returns. Over the next 12 months we will reduce the number of countries we operate in to 60-65.

Our core business will remain contract foodservice. We are focused on it and excited by the opportunity. The market is some £150 billion in size and, with outsourced penetration still at around 50%, our market grows at about 5% a year.

Profit drivers

We are focused on two elements of the income and expenditure account – revenue growth and cost efficiencies.


Revenue growth
Client sales and marketing
Consumer sales and marketing
Greater financial performance drives shareholder value
Cost efficiencies
Food costs
Unit costs
Above unit overheads

There is clearly a growing trend amongst some clients to source catering and other support services, such as cleaning, from a single provider. This market, including catering, has a value of around £700 billion, and with circa 35% outsourced, growing at around 10% a year. Support services already account for around 10% of our revenue and we are ideally placed to leverage our existing client relationships to offer them integrated food and support services. We will only do this, though, where it makes sense and enhances value for shareholders.

Offering clients an integrated foodservice and vending solution has been a key competitive advantage in North America. Our European vending business, Selecta, though highly profitable, only has 9% of its revenues with our contract foodservice clients. We have decided that this business is not a core part of our operations and will be sold. We will continue to offer European clients an appropriate vending solution when they require it.

The sale of Selecta following other disposals (such as SSP, Moto and Au Bon Pain) and the gradual withdrawal from a number of small countries will mark the end of a phase for Compass. From this new, tighter core Compass will be able to grow in a sustainable way. Capital expenditure, which three years ago exceeded £300 million a year will, for the next two-three years be held at circa 2% of revenue a year.

Profit drivers

Our objective over the next two-three years will be to drive disciplined profitable growth with the focus more on organic growth and much less on acquisitions. Within that philosophy we will drive performance by concentrating upon five simple profit drivers:

Client sales and marketing: winning new business is, and will continue to be, a clear strength for Compass. However, as we improve discipline and focus on unit margins, organic growth rates may, for a period, slow a little before increasing back to trend rates. We will work closely with clients to deliver like-for-like revenue growth seeking to balance the needs of value for money, efficiency and a fair reward for a job well done. In the medium-long term, we will work harder to demonstrate to potential clients the benefits of outsourcing.

Consumer sales and marketing: we will seek a more innovative approach to our consumers improving the quality of our offer, restaurant designs and point of sale displays. Like-for-like volume growth will be an important key performance indicator and where we face inflationary cost pressures we will seek reasonable price increases.

Food cost: we spend over £3.5 billion a year on food. Our objective must be to procure the optimal quality and range of food to meet the needs of our customers at the lowest cost. This means having an efficient supply chain that leverages our scale whilst being much more disciplined about rationalising our supplier and product base. Driving in-unit compliance with approved purchasing lists through a much more systematic approach to menu planning and portion control will be critical.

Unit costs: we spend nearly £6 billion a year on unit costs. We will work closely with clients and employees to improve labour scheduling and efficiency and to reduce unit overheads.

Above unit overheads: we lose too much of our unit profit to overheads. We need a simpler model with fewer layers of management and less bureaucracy. This year we have achieved our target of £50 million of overhead savings and are seeking a similar reduction once again in 2007. Thereafter, the drive for overhead efficiency will continue.

Focus on management and performance ('MAP')

I have dismantled the divisional structure so that we have greater visibility of the underlying performance of local businesses. New monthly reporting processes and regular business reviews with country management teams will ensure that all of us are constantly focused on the same things. As part of this process the five profit drivers outlined previously are being orchestrated into a global performance framework called 'MAP'. Local managing directors are empowered to run their business within clearly defined corporate governance rules and MAP.

The actions that have already been taken to improve financial discipline and governance are focusing management on value creation.

There are three simple questions that managers at all levels in the business are beginning to use in their decision making. Does it fit with our strategy? What are the risks and rewards? Does it create value for shareholders?

Through creating a performance-driven culture we are increasing the focus and intensity with which we manage the business to deliver value for shareholders.

Conclusion

2006 has been a transitional year for Compass against which we can benchmark our performance.

By stepping up the intensity with which we manage the performance of the business, and with a disciplined focus on the key profit drivers, we are well placed to create and deliver sustainable shareholder value.



Richard Cousins
Group Chief Executive
29 November 2006

Effective decision making

To help us make the right operational decisions, we use a simple process that confirms value genuinely exists.

Does it fit with our strategy?

What are the risks and rewards?

Does it create value for shareholders?

The results so far



Delivering on a grand scale.

Sector: Sports & Leisure

From pretzel stands to fine dining restaurants, from the world's leading cultural venues to iconic sporting locations, eating and drinking is an essential part of the visitor experience. We are the leader in food service solutions from up-scale corporate hospitality to grab and go concession stands with the capabilities to cater for 100 or 100,000 visitors.

At the Charlotte Bobcats Arena we have developed a range of offers to meet the needs of over 12,000 basketball fans.

Operating review

North America

Our business in North America has had another excellent year as we continue to leverage the leading positions we have established in each of our chosen market sectors.

Market position and trends

Through our portfolio of specialist operating companies we are the largest contract foodservice company in the USA and Canada.

The largest market in the world, North America remains a significant opportunity with around 50% contractor penetration. The most attractive future growth opportunities are in Healthcare and Education, where less than 40% of the market is outsourced.

In Business & Industry despite the relative maturity of the market there are still significant opportunities to drive volumes and spend per head through product innovation.

Healthy eating is the dominant consumer trend. Concerns over obesity and the composition and provenance of foods are continuing to drive consumer purchasing habits. Balanced Choices is our global healthy eating programme designed to help consumers make the right choices for their chosen lifestyles. Using iconography on menu cards and packaging, allied to healthy cooking techniques such as grilling as opposed to frying, consumers can select from a range of options low in salt, fats and sugar. Over 700 of our accounts in North America are now implementing the Balanced Choices Programme and we have trained over 2,800 of our chefs and unit managers to the required operating standards.

Overview of the year

Organic growth was 12% fuelled by significant new business gains across all the sectors. Contract retention for the year was 96% with major renewals including a five-year extension to Morrison's contract with BJC Health System worth $47 million in annual revenues and a 10-year extension to Chartwells' contract with Florida Atlantic University worth $9 million in annual revenues.

We continued to focus on profitability and working capital management to drive improvements in return on capital employed.

We also completed the acquisition of the remaining 51% of Levy Restaurants for $250 million.

Canteen, the world's largest route vending company, completed the rollout of its I-vend route accountability and cash control system which is reducing shrinkage and improving labour efficiency.

Product and service development

During the year 203 senior executives have been through an intensive two-day training programme, Managing for Value, designed to develop their strategic thinking and improve cash management and return on capital employed in their businesses.

As part of our commitment to tackling childhood obesity we have developed a nutritional awareness programme, 'Eat, Learn, Live', specifically for our Education sector. It encourages healthy eating through helping students gain a better understanding of what foods to eat, the health benefits and the link between good nutrition and academic attainment.

We have signed an exclusive 10-year agreement with the Dieticians of Canada as sponsor of the National Nutrition Month which has as its focus tackling childhood obesity.

As part of our commitment to sustainable sourcing, in March we announced a change to our seafood purchasing policy with a commitment to buying one million pounds of sustainable seafood annually (this accounts for around 20-25% of our total seafood purchases).

Outlook

In 2007, we expect to see continuing good revenue growth but at lower levels than those seen in 2006.

North America contract gains

Bon Appétit Management Company and Chartwells have won a five-year contract with Duke University worth $10 million in annual revenues.

Morrison and Canteen have won a 10-year contract with the State University of New York Health Sciences worth $7 million in annual revenues.

In Canada, Eurest won a five-year contract with the Ontario Science Centre worth $3 million in annual revenues.

Split of revenue

£4,290m

2005: £3,761m

Split of operating profit*

£246m

2005: £218m

* Before exceptional items and including profit of associates.

Operating review
continued



Targeting growth industries with innovative products and services.

Sector: Business & Industry
Employees want foodservice offers at their place of work that deliver the choice, quality and value for money available on the high street. For our clients in growth industries such as financial services, legal and IT we are developing innovative new products and services that respond to the needs of discerning consumers for all-day dining and healthy eating.

Continental Europe
Trading remains challenging reflecting the on-going weakness of a number of Continental European economies. We are focused on improving the performance of poorer performing contracts and on restructuring country management teams to create a robust platform for sustainable growth in the future.

Market position and trends
The contract foodservice market in Europe has an approximate value of £43 billion and with outsourcing at below 30% represents an exciting opportunity. We have established strong positions in all the major Continental European markets. Where there is sufficient market density we are sectorising the business to better tailor our offer to the specific needs of clients.

In the most developed markets, as in the UK and North America, the trend, particularly in Business & Industry, is moving away from client subsidy to profit & loss and fixed price contracts. In response we are adopting a more retail oriented approach to drive consumer volumes and spend per head.

There is growing consumer interest in healthy eating. Our global programme, Balanced Choices, is being introduced across Europe and is being well received by both clients and consumers.

Overview of the year
Organic growth was 2% with flat operating profit in line with our expectations and reflecting the continuing weakness of a number of major economies. We saw strong growth in the Nordic countries as a result of the continuing strength of the offshore oil and gas sector and in Spain with double-digit growth in both the Education and Healthcare sectors as well as significant growth in the senior living market.

In Germany we saw some modest organic growth but a significant improvement in the operating margin, particularly in the Business & Industry sector. In France, Switzerland and the Netherlands the actions taken by the new leadership teams to simplify the management structure and the adoption of a shared services approach has stabilised the business and resulted in improved performances. In Italy and Portugal we have put in place new management teams who are restructuring the business to reduce operating costs.

Product and service development
In France, working in partnership with renowned Michelin starred chef, Yannick Alleno, we have launched a new brand, 'Millessence', targeted at corporate boardrooms and the Fine Dining sector.

In Healthcare, Medirest has introduced two new concepts in the Nordic countries. 'Meals for Life' has been developed specifically for the residential and long-term care markets to respond to the demand for healthy, nutritious and high quality food prepared to the very highest food hygiene and traceability standards. 'Your Private Chef' is targeted at meals-on-wheels customers to offer a wider choice of appetising and nutritious meals. We have also introduced steam technology in Sweden and the Noorlands University Hospital contract, which is being mobilised during January, will be the largest to utilise this revolutionary steam technology in Continental Europe.

In Germany and the Netherlands we have introduced programmes to reduce absenteeism and labour turnover through increasing employee loyalty and satisfaction.

In sports stadiums and arenas in Germany we have begun using biodegradable corn cups as opposed to plastic. These environmentally friendly cups use 35% less fossil fuel to produce and are completely compostable.

Outlook
In 2007, we expect to see similar levels of overall revenue growth as we continue to be selective on new business. With the significant reorganisation activity undertaken in 2006 we would expect to begin to see some margin progression.

Continental Europe contract gains

In Norway, ESS won a five-year contract with Statoil for four site camps, worth over €18 million a year in annual revenues.

In Germany, Eurest won a new contract with Motorola with annual revenues of €3 million.

In Italy, Onama won new contracts with Bergamo Hospital and 3rd Age Housing in Turin with combined annual revenues of €4 million.

Split of revenue
£2,863m
2005: £2,830m

Split of operating profit*
£169m
2005: £169m

* Before exceptional items and including profit of associates.



Maximising the value of healthy eating.

Sector: Healthcare
We are constantly looking for new ways to help hospital patients eat better. At London's Charing Cross Hospital we are using revolutionary steam technology to deliver a wider choice of appetising and nutritious meals that aid their recovery. Patients are eating 36% more food and food going to waste has reduced by one third.

Operating review
continued

United Kingdom
The stabilisation of the UK business is progressing well under a new leadership team. The introduction of a simplified and more focused business model will underpin the delivery of improved financial performance.

Market position and trends
We are the leader in contract foodservice in the United Kingdom and have market leading positions in many of the sectors in which we operate.

Across all the sectors there is increasing demand from customers for options that promote healthy eating. In the Education sector we have been at the forefront of helping schools meet the Government's new standards for school meals. Over 60% of the contracts we operate already meet the 2008 nutrient standards and exceed the guidelines on fresh fruit and vegetables and meat and portion sizes. We have also launched a 'Putting the Fun into Food' Programme to raise the profile of healthy eating in primary and secondary schools.

In Business & Industry the trend away from client subsidy to profit & loss and fixed price contracts is continuing. Meal times are shortening, with the average lunch break now less than 30 minutes. There is also a marked trend towards all-day snacking and this is increasing the demand for 'grab and go' products.

Overview of the year
Our priority has been to start stabilising the business and build a firm foundation for future growth. We have made good progress in creating a more robust contract base by renegotiating or exiting poorer performing ones. The impact of these actions has been offset by new contract gains enabling us to achieve a similar level of financial performance to last year.

The Education sector has again been challenging as we have responded to the Government's drive to improve school meals. There are now clear signs that this sector is beginning to stabilise and during the summer we won new contracts in Reading, Sheffield, Kent and West Sussex.

In May we appointed Ian El-Mokadem, previously Managing Director of Onetel, to run the UK business. He has a wealth of experience in business strategy and in consumer and retail markets, which will be invaluable as the business responds to the trends in the marketplace.

Product and service development
As contract structures move onto a more commercial basis and client subsidies reduce, we are continuing to invest in developments that extend our product portfolio to meet customer needs and drive efficiencies.

Using innovative steam pressure technology to cook appetising and fresh food quickly while preserving the nutritional content, is generating new growth opportunities in the Education, Healthcare and Business & Industry sectors.

Though not a substitute for traditional production kitchens it provides a high-quality and cost-effective alternative for schools with no hot meals service. In West Sussex Scolarest has won a contract with the County Council to provide meals for 238 primary schools as they transition from a packed lunch to hot meals service. When fully mobilised we will provide over four million meals a year.

In Healthcare one of the challenges for NHS Trusts is to provide high-quality nutritious meals that increase patient satisfaction and aid recovery. Utilising steam technology Medirest is able to offer clients and patients a more extensive choice of hot meals cooked to order at ward level. We are currently supplying over 10,000 such meals a day across 30 hospitals. To meet demand we have developed a 'Cuisine Centre' in St Albans capable of producing 35,000 meals a day.

In Business & Industry steam technology is a cost-effective option at client locations where the number of on-site staff would not commercially justify a traditional meal service.

Outlook
We expect business to remain challenging in the UK in 2007, particularly in the Education sector. We will, however, continue to simplify the business to generate cost efficiencies and focus on improving the margin, particularly on poorer performing contracts.

United Kingdom contract gains

Medirest secured a seven-year contract worth over £9 million in annual revenue to provide full hotel services at two hospitals in Merseyside for the St Helens and Knowsley Hospitals Trust.

Scolarest won a new contract with Westminster City Council worth over £2 million in annual revenue to serve over 1.4 million meals annually at 39 primary and two secondary schools.

Leith's won a 10-year contract to provide full catering services for Beaulieu Enterprises Ltd, worth £1 million a year in annual revenue.

Split of revenue

£1,957m
2005: £1,982m

Split of operating profit*

£115m
2005: £114m

* Before exceptional items and including profit of associates.



Understanding individual needs, all over the world.

Sector: Defence, Offshore & Remote sites

For people working on offshore oil and gas rigs and remote construction and mining sites a hot nutritious meal, a clean bed and a freshly laundered uniform are vital 'home' comforts.

We recognise the importance of these basic, but essential, needs. That's why we go to the ends of the earth, literally, to deliver the highest levels of customer support and service. Most importantly of all we need to do it safely and with consideration for the environment.

Operating review
continued

Rest of the World

Organic revenue growth was driven by strong performances in Australia and Latin America as a result of the buoyant offshore oil and gas and remote site mining sectors. We completed the planned exit from our Middle East military catering operations and continued to exit the high street retail restaurant market in Japan.

Market position and trends

The contract foodservice market in the Rest of the World has an approximate value of £47 billion with outsourcing a little over 50% but with significant opportunities remaining in the Education, Healthcare and Defence, Offshore & Remote sites sectors.

Over the last 10 years we have established a presence in those countries that offer attractive current and future growth prospects. During this time we have established leading positions in Australia, Japan, Asia and Latin America and have clients in over 40 countries.

In the more developed markets, such as Australia, we have begun to sectorise our offer to respond to the specific requirements of clients in the Healthcare and Education sectors. In markets such as China and India we are continuing to ensure that our business is well placed to respond and benefit from the projected growth of these emerging economies.

The trend towards healthy living is continuing and we are adapting our global healthy eating programme, Balanced Choices, to meet the different cultural and culinary requirements of our consumers.

Overview of the year

We saw organic growth across all sectors up 13% overall. The Defence, Offshore & Remote sites sector grew by 24%, as a result of strong performances in Australia and Latin America, and now represents 35% of the Rest of the World business. In Japan we are continuing our planned exit from the high street retail restaurant market and this held back organic growth to 4%.

We have seen good profit growth in Australia and other countries with remote site operations reflecting the buoyancy of the oil, gas and extractive industries. Overall operating profit for the Rest of the World has been held back in part by the impact of the nationalisation of the extractive industry in Venezuela following a change of government.

China offers significant future growth prospects and we are very pleased with the development of our business in this important market. During the year we won contracts with Nokia, Bayer Polymers, Tianjin Denso Electronics and Foxxcon International. As planned we have now completed our exit from military catering operations in the Middle East.

Product and service development

Health and safety is the number one priority for us and our clients in the Defence, Offshore & Remote sites sector. In Australia, we have launched the 'Compass Care' initiative to promote excellence in health and safety management and to facilitate the rehabilitation and return to work of ill or injured employees.

In Japan, we are responding to our clients' increasing focus on the management of their environmental impacts by increasing the number of our units with ISO14001 (Environmental Quality Standards) Accreditation. We now have 360 of our units achieving the required standards.

Also in Japan our 'Dessert Forest' menu development trial designed to boost sales by encouraging customers to select an additional item has resulted in a 3% increase in sales. The programme will now be rolled out across all our Business & Industry operations.

Outlook

In 2007 we would expect to see more moderate revenue growth but would now expect to begin to see some margin progression.

Rest of the World contract gains

In Australia, we have been awarded a five-year contract with the Sydney Central Garrison Support worth over A$30 million in annual revenues.

Medirest in Australia has won contracts for three years with Jewish Care and Masonic Homes with combined annual revenues of A$7.5 million.

In China, Eurest has won three-year contracts with Yew Chung International School of Shanghai Gubei and Hongqiao Campus and the Beijing International Singaporean School.

Split of revenue

£1,705m

2005: £1,500m

Split of operating profit*

£55m

2005: £53m

* Before exceptional items and including profit of associates.

Acting responsibly in business



Working with local producers, wherever they are in the world.

Sourcing food responsibly
We recognise the importance of working with suppliers in emerging markets to build sustainable supply chains. That is why we are working with local producers to improve their skills and production capabilities to help them develop new markets and support their local community.

We have invested 0.2% of our revenues from Angola in local community projects and are working with the Quenguela community project to source vegetables and eggs for our sites.

Acting responsibly is not new to Compass. We believe that meeting stakeholder expectations is an essential building block for business sustainability and growth in shareholder value.

Governance of social responsibility
Our tradition of encouraging local ownership provides a firm foundation on which to build. We believe there is more we can do and have this year set up a Corporate Responsibility Committee, chaired by Sir Roy Gardner. Its remit is to provide strategic direction and guidance on all aspects of business practice and responsibility ensuring consistent implementation everywhere we operate.

Solid foundations to achieve industry leadership
In 2006 we have taken steps to improve our environmental, social and ethical performance. We have put in place 'Speak Up' lines so that our employees can raise any concerns about how we conduct our business on a confidential basis. Most significantly, we have reviewed the values that are at the heart of Compass. They guide us on how we conduct business regardless of where we are in the world. Our values are Openness, Trust and Integrity; Passion for Quality; Win Through Teamwork; Can-Do and last, but not least Responsibility, a clear commitment to embedding responsible business practice as part of our culture.

To help focus our attention we have also set out a clear framework of responsibilities that are specific to Compass as well as those which are common to all large businesses.

A future priority for us is to establish a common set of performance indicators. This will provide us with a means to monitor and manage performance at a Group level complementing existing measures at an operating company level.

Our responsibilities
Business integrity
The Compass Group Code of Ethics sets out our social, ethical and environmental commitment towards each of our stakeholders and the communities in which we operate. The Code is the bedrock of our corporate responsibility programme.

Safety, health and the environment
Our number one operational priority is safety, health and environment. We believe that each of us at Compass Group has a moral obligation to safeguard each other, our customers and the environment by operating a safe, injury free and healthy workplace, serving food that is always safe to eat and which minimises our impact on the environment.

We take our environmental responsibilities seriously, believing that effective environmental management is in the interests of both our business and our clients in whose premises we operate. Our Environmental Policy sets out our commitment and our Safety, Health and Environment Forum (SHEF) promotes policy, sets standards and monitors best practice across the Group.

We asked Trucost PLC to assess our environmental performance and our key impacts. Utilising the model used by the British Government to select the KPIs relevant to each sector of British industry they identified greenhouse gases, particularly CO_2 emissions and waste as our key impacts. Next year we will set out the actions we will take to better manage our direct impacts and thereafter we will report annually on our progress.

Diet and nutrition
As a global foodservice company we know that we have an enormous influence on what our 20 million consumers a-day choose to eat and drink. As such, our contribution to their diet and nutrition is our most significant impact.

We are working closely with our clients, suppliers, governments and regulators across the world to respond to the emerging public health issues associated with obesity and diet. We aim to provide a wide choice of menu items so that consumers seeking healthier options to suit their particular lifestyle are well served.

Culinary tastes vary across the globe, so we do not aim for a consistent approach, but rather basic principles that place healthy eating as a primary responsibility across the globe. Priorities in North America will be very different from countries in, say the Asia-Pacific regions.





Sourcing food responsibly

The purchasing decisions we make have implications for food production and environmental sustainability. We expect our suppliers to have the same high social, ethical and environmental standards as we aspire to.

Our people

Our people are our greatest asset and the face Compass presents to the world. We want them to be motivated and engaged, we value their diversity and are committed to providing them with development and training opportunities to fulfil their potential. We also encourage employee volunteering to support the communities in which they live and work.

Community

We have a strong track record in community engagement. Compass in the Community, established a decade ago, recognises the best community-based initiatives from across the world. Projects promote healthy lifestyles, tackle social exclusion, improve employability and promote sustainability and diversity. Compass in the Community rewards successful teams with a donation to support their project.

How are we doing?

External recognition such as inclusion in the Dow Jones Sustainability Index provides a benchmark for our performance. Our commitment to the United Nations Global Compact, the Percent Club and other relevant organisations demonstrates our intent.

In 2007, we will be producing a Corporate Responsibility report which will explain our approach to managing our social, ethical, environmental and broader economic impacts in more detail.

Setting a course for industry leadership

Five year goal

Industry leadership in corporate responsibility

△

Developing a leadership position

Priority corporate responsibility issues for foodservice companies

Diet & nutrition
Salt, sugar, fat
Obesity
Sourcing

Climate change
Energy & resource
Transport

Local community
Employee volunteering
As an employer
Local sourcing

△ △ △

Confirming our focus

Corporate responsibility issues shared by FTSE 100 companies

Safety, health and environment

Business integrity
Employability
Diversity

Stakeholder engagement

Supply chain

Governance and risk management

△ △ △ △ △

Firm foundations

Financial review

These are the first full year results prepared and presented in accordance with International Financial Reporting Standards ('IFRS') and comparative figures have been restated accordingly. Discontinued operations have been excluded throughout this review, except where otherwise stated.

Andrew Martin Group Finance Director



The Group achieved 7% organic revenue growth in 2006 with strong performances in North America and the Rest of the World regions, but more difficult trading in the UK and Continental Europe. Actions are underway to improve financial performance, with continued focus on delivery of strong free cash flow and improved returns on capital employed ('ROCE') over the medium term. The Group has announced medium-term (2006-2008) objectives to improve ROCE by 100 basis points and to generate free cash flow from continuing operations over the period of £800 million-£850 million.

Group performance

The Group's reported financial summary for the year ended 30 September 2006 is set out below.

	2006	2005[1]	Increase/ (decrease)
Continuing operations before exceptional items			
Revenue	£10,815m	£10,073m	7.4%
Operating profit[2]	£508m	£496m	2.4%
Operating margin[3]	4.7%	4.9%	(20)bps
Profit before tax			
– underlying[4]	£363m	£344m	5.5%
– reported	£374m	£341m	9.7%
Free cash flow	£265m	£227m	16.7%
Basic earnings per share			
– underlying	11.4p	10.9p	4.6%
– reported	11.7p	10.7p	9.3%
Total Group after exceptional items			
Basic earnings per share	13.3p	9.0p	47.8%
Dividend per ordinary share	10.1p	9.8p	3.1%

1 Prior period figures have been restated from UK GAAP to IFRS.
2 Includes share of profit of associates.
3 Excludes share of profit of associates.
4 Underlying profit before tax and basic earnings per share excludes exceptional items and income of £11m (2005: charge £(3)m) in respect of hedge accounting ineffectiveness, and basic earnings per share excludes these items net of tax.

Discontinued operations

On 15 June 2006, Compass completed the sale of its travel concessions catering business, Select Service Partner, including Creative Host Services in the US (together, 'SSP'), for net consideration after transaction costs of £1,798 million. SSP's revenue and operating profits in 2005 were £1,804 million and £112 million respectively on an IFRS basis. During the period, the Group also completed the sale of its European Inflight catering business for net consideration after transaction costs of £65 million, the RA Patina public restaurants business in the US and the Strand Palace Hotel in London for a total of £85 million and a number of other small travel concessions related businesses for a total of £7 million. The revenue and operating profits of these businesses in 2005 were £342 million and £12 million respectively.

The results of all these businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis. The results of the Selecta vending business are reported within continuing operations.

The Group has completed the withdrawal from its Middle East military catering operations. The revenue and operating profits before exceptional items in 2005 from these activities were £175 million and £34 million respectively. The results of these operations are also treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis.

The Group uses the following key performance indicators to measure progress towards objectives.

Key performance indicators:	2006	2005
Organic revenue growth organic revenue growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at the current period exchange rates)	7%	7%
Operating margin before the Group's share of profit of associates	4.7%	4.9%
Earnings per share excluding finance costs in respect of hedge accounting ineffectiveness, net of tax	11.4p	10.9p
Capex as a percentage of revenue gross capital expenditure (including intangible assets and assets acquired under finance leases)/revenue	2.3%	2.8%
Free cash flow comprises net cash from operating activities, purchase of property, plant and equipment and intangible assets, less proceeds from sale, dividends paid to minority interests, dividends received from associates and interest received	£265m	£227m
Return on capital employed total operating profit excluding the Group's minority partner's share net of tax/average capital employed (net debt added back to net assets)	10.7%	10.7%

All KPIs are calculated before exceptional items for continuing operations only.

Revenue

Overall, the Group delivered revenue growth of 7% on a reported basis, 6% on a constant currency basis and 7% organic growth (previously referred to as like for like growth).

The main factors that affected the period on period change in revenue are summarised below:

Continuing operations	%
Organic growth	7
Acquisition and disposal adjustments	(1)
Movements in translation rates	1
Reported growth	7

The table below sets out organic growth by sector for each geographic segment. Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2005.

Continuing operations	NA %	CE %	UK %	ROW %	Group total %
Contract:					
Business & Industry	12	1	0	9	5
Healthcare	12	3	(2)	13	8
Education	11	0	(4)	14	6
Sports & Leisure	26	7	2	2	14
Defence, Offshore & Remote	45	18	3	24	21
Total Contract	14	2	0	14	8
Vending	(2)	1	0	–	(1)
Travel Concessions[1]	–	4	–	(14)	(10)
Total	12	2	0	13	7

[1] Residual travel concessions principally comprises: motorways in Japan and Portugal.

Operating profit

Operating profit from continuing operations including associates is £508 million (2005: £496 million), an increase of 2.4%.

Finance cost

Net finance cost for the year is £134 million (2005: £155 million) including £11 million non-cash income on hedge accounting ineffectiveness (arising on the revaluation of interest rate hedging instruments that do not qualify for hedge accounting under IAS 39) (2005: charge £(3) million). Excluding this hedge accounting ineffectiveness, the underlying net finance cost for the year is £145 million (2005: £152 million). We currently anticipate underlying net finance costs to be around £105 million-£110 million for 2007 principally reflecting a full year's benefit of the net disposal proceeds received during the course of 2006.

Profit before tax

Profit before tax from continuing operations before exceptional items is £374 million (2005: £341 million) up 9.7%.

On an underlying basis, before hedge accounting ineffectiveness, profit before tax from continuing operations increased by 5.5% to £363 million (2005: £344 million).

Income tax expense

The overall Group tax charge before exceptional items for the year is £113 million (2005: £96 million), giving an effective tax rate of 30% (2005: 28%). We expect the Group's effective tax rate to average around the 30% level for the foreseeable future.

Basic earnings per share

Basic earnings per share are 13.3 pence (2005: 9.0 pence) up 47.8%. Excluding exceptional items and discontinued operations, basic earnings per share on an underlying basis, before hedge accounting ineffectiveness, are 11.4 pence (2005: 10.9 pence) up 4.6%. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2006 £m	2005 £m	2006 pence	2005 pence	Change
Reported	285	195	13.3	9.0	47.8%
Discontinued operations and exceptional items	(34)	36	(1.6)	1.7	
Hedge accounting ineffectiveness – after tax	(7)	4	(0.3)	0.2	
Underlying	244	235	11.4	10.9	4.6%

Financial review
continued

Dividends
The recommended final dividend is 6.7 pence per share resulting in a total dividend of 10.1 pence per share for the year (2005: 9.8 pence), a year-on-year increase of 3.1% over 2005. Dividend cover for 2006 was 1.1 times underlying earnings. Whilst we remain committed to continue to grow the dividend in real terms, our objective over the medium term remains to move the dividend cover more towards the two times level.

Acquisitions
The acquisition of the remaining 51% interest in Levy Restaurants not already held was completed on 18 April 2006 for $250 million (£134 million).

The Group's strategic focus continues to be on the organic development of its existing core businesses. As a result, only a small number of minor acquisitions were completed where these reinforced sectoral presence in certain areas.

The Group does not currently anticipate any significant new acquisitions during 2007 and payments of deferred consideration in respect of past acquisitions and the buyout of minority interests is currently expected to total around £30 million in 2007.

Discontinued operations
On 15 June 2006, the Group completed the sale of its travel concessions catering business, Select Service Partner, including Creative Host Services in the US. The Group has also completed the exit from its Middle East military catering operations. During the period, the Group completed the sale of a number of its other non-core concessions businesses, including its European Inflight catering business, the RA Patina public restaurants business in the US, the Strand Palace Hotel in London, the Italian motorways business and Krispy Kreme in the US. The results of these operations have all been classified as discontinued.

Operating profit before tax and exceptional items for the period from these discontinued operations was £23 million (2005: £158 million). The loss after tax and exceptional items from discontinued operations was £(30) million (2005: profit £73 million). The profit after tax on disposal of net assets of discontinued operations is £20 million (2005: £nil million).

Disposal of Selecta
On 29 November 2006, the Group announced its intention to dispose of its Selecta vending businesses operating in 21 countries in Continental Europe and in the UK.

These businesses generated revenue of £476 million, earnings before interest and tax (EBIT) of £45 million and earnings before interest, tax and depreciation (EBITDA) of £87 million in 2006. Net capital expenditure in 2006 totalled £46 million.

Pensions
The Group now accounts for pensions in accordance with IAS 19.

Significant one-off contributions were made to the two main UK defined benefit schemes during the year totalling £280 million following the disposal of the SSP business and the Strand Palace Hotel.

As a result, the total pensions deficit was significantly reduced at 30 September 2006 to £282 million (2005: £555 million).

The Group has reviewed its pension assumptions and continued to move to more prudent assumptions in determining the deficit, including life expectancy assumptions which have again been increased in 2006.

For example in the UK, life expectancy assumptions at age 65 for a pensioner have been increased to 19.7 years (male), 22.6 years (female) (2005: 17.8 years (male), 20.7 years (female)) and for non-pensioners life expectancy assumptions have been increased to 20.9 years (male), 23.7 years (female) (2005: 19.4 years (male), 22.4 years (female)).

The total pensions charge in the year was £33 million (2005: £26 million) for defined contribution schemes and £35 million (2005: £53 million) for defined benefit schemes. Of the defined benefit scheme costs, £11 million (2005: £14 million) was charged to net finance cost.

Return on capital employed
Return on capital employed (ROCE) was 10.7% (2005: 10.7%) based on the continuing business before exceptional items, excluding the Group's minority partner's share of total operating profit, net of tax at 30%, and using an average capital employed for the year of £3,232 million (2005: £3,137 million) calculated from the IFRS balance sheet.

Capital employed has been calculated by adding back net debt to net assets. The capital employed in the business as at 30 September 2006 and 2005 is detailed in the table below:

	2006 £m	2005 £m
Net assets	2,312	2,278
Net debt	1,095	2,425
Capital employed – continuing and discontinued operations	3,407	4,703
Capital employed – discontinued operations	–	1,647
Capital employed – continuing operations	3,407	3,056

Under UK GAAP, included within average capital employed was goodwill previously written off to reserves, now extinguished under IFRS, and goodwill amortised prior to 30 September 2004, the date at which the net book value of goodwill was frozen under IFRS. Including these adjustments, average capital employed for the year, for the continuing businesses, would have been £6,294 million (2005: £6,051 million) and return on capital employed for the continuing business would have been 5.9% (2005: 5.9%).

Financial targets
The Group's three year targets for the continuing business for 2006 – 2008 remain unchanged at:
- 100 basis points improvement in ROCE;
- free cash flow from continuing operations of £800 million – £850 million.

Cash flow
Free cash flow from the continuing business totalled £265 million (2005: £227 million). The major factors contributing to the increase were: £24 million reduction in net capital expenditure and £44 million lower working capital outflow, offset by £14 million higher net interest payments and £29 million higher net tax payments.

2006 revenue split by sector	%
Business & Industry	41
Defence, Offshore & Remote	9
Education	13
Healthcare	16
Sports & Leisure	11
Vending	9
Travel concessions	1
Total	**100**

2006 revenue split by geography	%
North America	40
United Kingdom	18
France	8
Germany	4
Italy	3
Spain	2
Switzerland	2
The Netherlands	2
Rest of Europe	5
Japan	5
CAMEA	3
Australia	3
Latin America	3
Asia Pacific	2
Total	**100**

Net capital expenditure, which two years ago exceeded £300 million will, for the next two-three years, be at a level of around 2% of revenues post the disposal of the Selecta vending business. We are working hard at improving our working capital performance and now expect to see an average annual outflow of approximately £20 million. Given the scale of the working capital balances, there are however likely to be fluctuations between years.

The Group's cash tax rate for the year was 27% (2005: 20%), based on underlying profit before tax. We expect the average cash tax rate to remain at a similar level for the foreseeable future, but again with some potential fluctuations between years.

The net interest outflow of £174 million in 2006 includes an outflow of £20 million over and above the income statement charge relating to the swap reversal transactions carried out in 2004.

Acquisition payments were £167 million (2005: £121 million) comprising the acquisition of the remaining 51% interest in Levy Restaurants which was completed on 18 April 2006 for $250 million (£134 million), £8 million from the buyout of half of the remaining 10% of Onama in Italy, £8 million of deferred consideration in respect of prior years' transactions and £18 million in respect of other sundry acquisitions less £1 million of cash acquired.

Disposal proceeds net of transaction costs comprises consideration of £1,955 million less £118 million of cash disposed and £45 million consideration deferred to future periods, plus £15 million of deferred consideration received in the year relating to prior years' transactions.

Performance review by geographic segment

The table below summarises the performance of the Group's continuing operations by geographic segment and for the Group on an underlying basis.

Segmental performance
Year ended 30 September 2006

	2006	2005	Reported change %	Constant currency change %	Organic growth %
Continuing operations					
Revenue (£m)					
North America	4,290	3,761	14	11	12
Continental Europe	2,863	2,830	1	2	2
United Kingdom	1,957	1,982	(1)	(1)	–
Rest of the World	1,705	1,500	14	14	13
Total	10,815	10,073	7	6	7
Operating profit[1] (£m)					
North America	245	218			
Continental Europe	169	169			
United Kingdom	114	114			
Rest of the World	55	53			
Unallocated overheads	(77)	(58)			
Associates	2	–			
Total	508	496			
Operating margin[2] (%)					
North America	5.7	5.8			
Continental Europe	5.9	6.0			
United Kingdom	5.8	5.8			
Rest of the World	3.2	3.5			
Total	4.7	4.9			

[1] Operating profit includes share of profit of associates North America £1m (2005: £nil) & UK £1m (2005: £nil).
[2] Operating margin is based on revenue and operating profit excluding share of profit of associates.

North America
40% Group revenue (2005: 37%)

North America enjoyed another successful year delivering 12% organic revenue growth to £4,290 million (2005: £3,761 million). Revenue growth has been strong across all of the contract sectors. The Healthcare sector, with organic growth of 12%, has benefited from the continuing success of the support services business, Crothall, which has won a number of large contracts often with a significant cleaning and laundry component. The Business & Industry sector, with organic growth of 12%, has continued to win a number of important new clients and to drive like for like sales from existing contracts. Levy Restaurants, which operates our Sports & Leisure business, has shown very strong organic growth of 26%, in part reflecting the sporting success of many of the teams who are our clients. In April 2006, we completed the acquisition of the remaining 51% of Levy for $250 million (£134 million) taking our total investment in Levy to $337 million. The negative revenue growth in Vending reflects our strategy to operate on a franchise basis in areas where we do not have sufficient scale and density which helps improve profitability.

Total operating profit on continuing activities excluding share of profit of associates increased to £245 million (2005: £218 million). The contract catering business generally performed well across all sectors. Rising fuel costs impacted the business as a whole, and vending in particular. The disposal of 75% of Au Bon Pain in the second half of 2005 also resulted in a £4 million negative impact on operating profit in 2006.

A 5 cent movement in the average US dollar to Sterling exchange rate impacts annual revenue by circa £100 million and operating profit by circa £7 million.

Financial review
continued

Financing – Maturity Profile of Principal Borrowings


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Continental Europe
26% Group revenue (2005: 28%)
Revenue in Continental Europe grew by 2% on an organic basis to £2,863 million (2005: £2,830 million). This lower level of growth reflects our being both more selective on the new business we take on and the continued focus to improve the performance of lower margin contracts or to exit these where appropriate. The Nordic region grew well, with organic growth of 7% driven by strong demand from the oil and gas sector. Spain and Switzerland also showed good organic growth of 11% and 5% respectively.

Operating profit for the year was £169 million (2005: £169 million). We have made some good progress in France, Nordic and the Netherlands, which are all showing signs of improving performances. Italy performed less well and is in the early stages of recovery.

A 5 cent movement in the average Euro to Sterling exchange rate impacts annual revenue by circa £90 million and operating profit by circa £4 million.

UK
18% Group revenue (2005: 20%)
In the UK, revenue was flat at £1,957 million (2005: £1,982 million). We are continuing to make good progress in addressing lower margin contracts. This initiative contributed towards the higher than normal level of lost business, in line with our expectations.

Parts of the Education sector continue to be challenging, with organic revenue declining by 4% overall. This is largely a result of reduced participation particularly in state secondary schools as the take up on healthier options remains slow. We have also exited a number of poorer performing contracts in the state sector.

Operating profit excluding share of profit of associates for the year was in line with last year at £114 million (2005: £114 million).

Rest of the World
16% Group revenue (2005: 15%)
In the Rest of the World, revenue grew by 13% to £1,705 million (2005: £1,500 million) with all sectors performing well.

35% of the business in the Rest of the World is in the Defence, Offshore & Remote sector. This sector grew by 24%, benefiting from the buoyant oil and gas and mining sectors around the world, particularly in Australia up 26% and Latin America up 15%. Organic growth in Japan was 4%, in part held back by the continued exit from the retail business.

Operating profit for the year was £55 million (2005: £53 million). We have seen good organic growth in Australia, in particular.

The Group has completed the exit from Middle East military catering operations.

Unallocated overheads
Unallocated overheads for the year were £77 million (2005: £58 million). These include restructuring costs at a Head Office level throughout the year and the strengthening and addition of certain central functions.

In 2007 we expect to see a small reduction in unallocated overheads.

Gearing
The Group has a medium-term interest cover target of approximately five times profit before interest, tax and exceptional items. However, this is only one of a range of ratios used by the banks and rating agencies, covering the strength of the cash flow, income statement and balance sheet. The ratio of net debt to market capitalisation of £5,638 million as at 30 September 2006 was 19% (2005: 55%).

Financial instruments
The Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out below.

The Group's financial instruments comprise cash, borrowings, trade payables and trade receivables that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate and currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to minimise the Group's financial risks. The Board approves any changes to the policy.

Liquidity risk
The Group finances its borrowings from a number of sources including the bank and public and US private placement markets.

The maturity profile of the Group's principal borrowings at 30 September 2006 is shown above and the average life is 4.7 years. The Group's undrawn committed bank facilities at 30 September 2006 were £960 million.

Foreign currency risk
The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency earnings are generated, they are used to service and repay debt in the same currency. For the period of the currency loans, therefore, the objective is to achieve an effective foreign currency hedge in real economic terms. Where necessary, to implement this policy, currency swaps are taken out which, when applied to the actual currency liabilities, convert these to an effective amount borrowed by currency. A reconciliation of the 30 September 2006 actual currency liabilities to the effective amount borrowed is set out below.

Currency	Gross borrowings £m	Forwards and cross currency swaps £m	Effective currency of borrowings £m
Sterling	851	(526)	325
US Dollar	506	375	881
Euro	547	(205)	342
Japanese Yen	23	58	81
Other currencies	26	299	325
Total	1,953	1	1,954

Analysed in note 20 to the financial statements as:

		£m
Current liabilities	Finance leases	15
	Bank overdrafts	56
	Bank loans	15
	Loan notes	33
Non-current liabilities	Finance leases	42
	Bank loans	22
	Loan notes	421
	Bonds	1,350
Total		1,954

The borrowings in each currency give rise to foreign exchange differences on translation into Sterling. As the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of recognised income and expense rather than in the income statement.

Overseas earnings streams are translated at the average rate of exchange for the year. This results in differences in the Sterling value of currency earnings from year to year. The value of the business is, however, materially protected through the matching of currency cash flows to currency borrowings. The table below sets out the exchange rates used for major currencies for translating the 2006 and 2005 income statements and balance sheets.

	Average rate		Closing rate	
	2006	2005	2006	2005
Australian Dollar	**2.41**	2.42	**2.53**	2.32
Brazilian Real	**3.97**	4.73	**4.22**	3.93
Canadian Dollar	**2.06**	2.26	**2.13**	2.05
Danish Krone	**10.92**	10.83	**11.09**	10.95
Euro	**1.46**	1.46	**1.48**	1.47
Japanese Yen	**209.07**	198.34	**220.54**	200.51
Norwegian Krone	**11.66**	11.76	**12.47**	11.54
Swedish Krona	**13.67**	13.35	**13.80**	13.67
Swiss Franc	**2.29**	2.25	**2.34**	2.28
US Dollar	**1.80**	1.85	**1.87**	1.77

Interest rate risk

As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of the Group's projected debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Shareholder return

The market price of the Group's ordinary shares at the close of the financial year was £2.68 (2005: £2.06).

Going concern

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Conclusion

The successful disposals of the travel concessions businesses including SSP and the exit from the Middle East military catering business have resulted in a more focused Group and leaves us in a stronger financial position. The focus in the coming year will be on improving underlying business performance.



Andrew Martin
Group Finance Director

Board of directors

Reshaping our leadership – we have thought long and hard about the leadership skills we need. It is not just about looking at CVs; it is also about understanding what each personality brings to our business and how the team interacts.


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01 Sir Roy Gardner
Chairman Age 61
Appointed Chairman in July 2006 having been appointed to the Board as Senior Independent Director in October 2005. He is a senior advisor to Credit Suisse, President of Carers UK and Chairman of the Apprenticeship Ambassadors Network. He is a former Chief Executive of Centrica plc, Chairman of Manchester United plc, Finance Director of British Gas plc, Managing Director of GEC-Marconi Ltd and a Director of GEC plc and a former non-executive director of Laporte plc. Sir Roy is Chairman of the Nomination and Corporate Responsibility Committees, a member of the Remuneration Committee and received his Knighthood in 2002 for services to the gas and electricity industries.

02 Richard Cousins
Group Chief Executive Age 47
Appointed to the Board in May 2006 and appointed Group Chief Executive in June 2006. He was until December 2005 Chief Executive Officer of BPB plc, having held a number of positions with that company since joining it in 1990. He is a former non-executive director of P&O and his earlier career was with Cadbury Schweppes plc and BTR plc. Richard is a member of the Corporate Responsibility Committee.

03 Andrew Martin
Group Finance Director Age 46
Appointed to the Board in March 2004. He was previously a partner with Arthur Andersen and held senior financial positions with Forte Plc and Granada Group PLC. Following the disposal of the Hotels Division in 2001, Andrew joined First Choice Holidays PLC as Finance Director. He joined Compass Group in 2004. He is an Associate of the Institute of Chartered Accountants in England and Wales and an Associate of the Chartered Institute of Taxation. Andrew is a member of the Corporate Responsibility Committee.

04 Gary Green
Group Managing Director – USA, Canada and Latin America Age 49
Appointed to the Board with effect from January 2007. Joined the Group in 1986 in a senior finance role in the UK Division and became a UK divisional director in 1992. Relocated to the USA in 1994 as Chief Finance Officer of the Group's North American Division and in 1999 became Chief Executive Officer. Appointed Chief Executive Officer of the Americas in January 2005.

05 Peter Cawdron
Senior Independent Director and Deputy Chairman Age 63
Appointed to the Board in November 1993. He is Chairman of GCAP Media PLC and a non-executive director of a number of companies, including ARM Holdings PLC, Johnston Press PLC, Prostrakan Group PLC, Punch Taverns PLC and The Capita Group PLC. Peter is a former director of Arla Foods UK PLC, Christian Salvesen PLC and Grand Metropolitan PLC. He is Chairman of the Remuneration Committee and a member of the Nomination Committee. Peter will retire from the Board at the conclusion of the 2007 Annual General Meeting.

06 Peter Blackburn CBE
Non-executive director Age 65
Appointed to the Board in April 2002. He is a non-executive director of SIG plc. He is a former Chairman of Northern Foods plc, a past President of the Food and Drink Federation and a former Chairman and Chief Executive of Nestlé UK. Peter is a member of the Audit and Nomination Committees and was awarded a CBE in 2003 for services to the food and drink industry.

07 Val Gooding CBE
Non-executive director Age 56
Appointed to the Board in January 2000. She is Chief Executive of BUPA, a non-executive director of Standard Chartered PLC and a former non-executive director of BAA plc and Cable and Wireless Communications plc. She is a member of the Council of the University of Warwick and co-chair of the Advisory Board of the Warwick Business School. She is a trustee of the British Museum, Vice President of International Federation of Health Plans and a non-executive director of the Lawn Tennis Association. Val is a member of the Nomination and Remuneration Committees and was awarded a CBE in 2002 for services to business. Val will step down from the Board on 31 December 2006.

08 Sven Kado
Non-executive director Age 62
Appointed to the Board in April 2002. He is Chairman of Marsh & McLennan Holdings GmbH and was previously Chief Financial Officer of Nixdorf Computer AG, Chief Financial Officer of Dyckerhoff AG and senior advisor of Principal Finance Group/Nomura International. Sven is a member of the Audit and Remuneration Committees.

09 Steve Lucas
Non-executive director Age 52
Appointed to the Board in July 2004. He is Group Finance Director of National Grid plc having been previously Executive Director, Finance of Lattice Group plc. He is a chartered accountant and has held a number of senior finance positions with Shell International Petroleum Company and British Gas. More recently he was Treasurer at BG Group. Steve is Chairman of the Audit Committee and is a member of the Remuneration and Corporate Responsibility Committees.

10 Sir Ian Robinson
Non-executive director Age 64
Appointed to the Board with effect from December 2006. He is Chairman of Ladbrokes plc (formerly Hilton Group plc), a non-executive director of Scottish & Newcastle plc and Siemens Holdings plc. He is a former Chairman of Amey plc, Chief Executive of Scottish Power plc and non-executive director of ASDA plc and RMC plc. Sir Ian is a Fellow of the Royal Academy of Engineers, a Fellow of the Institution of Chemical Engineers, a member of the Takeover Panel and received his Knighthood in 2000 for services to the electricity industry.



Sir Roy Gardner Chairman

Corporate governance – Chairman's Q&A

All UK listed companies are required to make disclosures in relation to the Combined Code on Corporate Governance. Sir Roy Gardner discusses what steps he has taken to improve the Group's corporate governance since becoming Chairman.

Q

The first principle of the Combined Code concerns the need for an effective board. How does the Compass Group Board apply this principle?

A

The Board is ultimately responsible for the good management of the Company. The directors accept that we are collectively responsible for its success.

This is a large business operating across the globe. It is vital that we have clear lines of sight so that we can discharge our duties effectively. We have in place a framework to enable us to exercise control whilst delegating day-to-day decision making to those running the business.

I have taken a number of decisive steps to improve corporate governance. We have put in place more robust centralised controls. This gives the Board better visibility as to the performance of the Group. But the entrepreneurial flair that is essential to improve profitability and shareholder value has not been stifled.

In addition to the Nomination, Audit and Remuneration Committees, I have established a Corporate Responsibility Committee. Its terms of reference are to look at all aspects of business conduct, safety, health and environmental management and responsible business practice.

The effectiveness of the Board comes from us focusing on the things that really matter. Having absolute clarity as to the distinct roles of the Board and the executive management is vital.

Q

The Combined Code principles also deal with the role of the board chairman. How do you see your role?

A

My key responsibility is to lead the Board and make sure that it is doing its job effectively.

In addition to strengthening the corporate governance controls my priority this year has been to ensure that we have a strategy that will deliver enhanced shareholder value. My role in strategy development is to probe and challenge the executive team. I do this by utilising the experience and knowledge that different directors bring to the Board.

Now that the strategy is in place the Board and I will regularly review how it is being implemented by the Chief Executive and his team.

Succession planning is also a key responsibility of the Chairman. It is vital that we have a strong Board but also a pool of talented managers that one day will be candidates for positions at the highest levels in the Group.

Finally I also play a role in shareholder communications. Investor Relations is the responsibility of the Group Chief Executive and Finance Director. However, as Chairman I maintain contact with the Group's major shareholders. I need to know that they are happy with the performance of the business. I also need to be in a position to keep the Board informed of their views.

Q

There have been a number of changes to the membership of the Board this year. What do these changes mean to the effectiveness of the Board?

A

The overriding priority for the Nomination Committee was the appointment of a new Group Chief Executive. Our requirement was for an individual with a combination of business *transformation* skills, international experience and a strong track record of creating value for shareholders. We have found this combination in Richard Cousins.

The composition of the Board is also evolving. It is vital that the independent non-executive directors and executive directors have the skills and experience that reflect the needs of the business. The appointment of Sir Ian Robinson and Gary Green has begun the process of reinvigoration.

Q

A key aspect of corporate governance is the means by which a board satisfies itself that a company's financial controls and systems of risk management are robust and defensible and that financial information is accurate and can be relied on. How does Compass Group apply this principle?

A

The Board has overall responsibility for the system of internal controls maintained by the Group. The Audit Committee, acting on behalf of the Board, is responsible for regularly reviewing their effectiveness. The Chairman of the Audit Committee reports to the Board on the Committee's activities on a regular basis.

Each year the Board has a separate session reviewing key risks and the actions being taken to mitigate and manage them.

This year the Board has conducted a review of the effectiveness of internal controls. We have made a number of changes to make them more robust and to improve the Board's visibility of the performance of the business. (More detailed information on the Group's internal controls is contained in the corporate governance report on page 24.)

I have established a Corporate Responsibility Committee. As part of its remit it is responsible for ensuring compliance with our Code of Ethics and investigates all issues in relation to business conduct. We have introduced confidential 'Speak Up' lines covering 86% of the business to enable employees to raise any concerns or alleged breaches of the Code.

Directors' report

The directors present their annual report and the audited financial statements for the year ended 30 September 2006.

Activities, results and future prospects

The Company is required to set out in this report a fair review of the business of the Group during the financial year ended 30 September 2006 and of the position of the Group at the end of that financial year and a description of the principal risks and uncertainties facing the Group. The information that fulfils these requirements can be found in the operations review, the section below entitled 'Principal risks and uncertainties' and the financial review which are incorporated in this report by reference.

Principal risks and uncertainties

The Board has a pro-active approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

Compass Group has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level with the business. A risk assessment exercise is carried out across the Group each year and the outcome is reviewed by the Board bi-annually.

Outlined below is a summary of what the Board considers to be the key risks and uncertainties to successful delivery of its corporate objectives and the activities the Group undertakes to mitigate against these key risks and uncertainties:

Description	Mitigating activities
Food safety	– the Group has in place policies, processes and training procedures to ensure compliance with its legal obligations in relation to food hygiene and safety.
Client retention	– our business model is structured so that we are not reliant on one particular sector, geography or client.
People retention and motivation	– training and development programmes, succession planning and performance management are designed to align rewards with our corporate objectives and to retain and motivate our best people.
Health, safety and environment	– our Safety, Health and Environment Forum (SHEF) promotes policy, sets standards and monitors best practice and reports to the Corporate Responsibility Committee.
Purchasing	– to reduce risk we are focusing on traceability, clear specification of our requirements to nominated suppliers and the improvement of purchasing compliance by unit managers.
Litigation	– though we do not operate in a litigious industry we have in place policies and processes in our major countries to mitigate against third-party litigation.
Reputation	– the Group's zero tolerance based Code of Ethics governs all aspects of our relationship with our stakeholders. The Corporate Responsibility Committee investigates any alleged breaches.

Directors

Details of the directors of the Company are set out on page 20. Richard Cousins was appointed to the Board on 2 May 2006. Sir Ian Robinson and Gary Green will be appointed to the Board with effect from 1 December 2006 and 1 January 2007 respectively. Each of Richard Cousins, Sir Ian Robinson and Gary Green will retire and they offer themselves for election at the 2007 Annual General Meeting. Andrew Martin retires from the Board by rotation and, being eligible, he offers himself for re-election at the 2007 Annual General Meeting. Peter Cawdron has decided not to seek re-election and he will retire from the Board at the conclusion of the 2007 Annual General Meeting. Sir Roy Gardner was appointed to the Board on 1 October 2005. Alain Dupuis, Michael Bailey and Sir Francis Mackay ceased to be directors of the Company on 1 October 2005, 31 May 2006 and 30 June 2006 respectively. Val Gooding will cease to be a director of the Company with effect from 31 December 2006.

Directors' indemnities

As at the date of this report, indemnities are in force under which the Company has agreed to indemnify the directors and the Company Secretary, who is a director of certain subsidiary companies of the Company, to the extent permitted by law and the Company's articles of association in respect of all losses arising out of or in connection with the execution of their powers, duties and responsibilities as a director or officer of the Company or any of its subsidiaries.

Directors' interests

Details of the interests of the directors holding office at the end of the year in the ordinary share capital of the Company are set out in the Directors' remuneration report on pages 28 to 35. None of the directors had any interests in the shares of any of the Company's subsidiaries at any time during the year. None of the directors had a material interest in any contract of significance with the Company or any of its subsidiary undertakings during the year.

Dividends and results

A final dividend on the ordinary shares is proposed for the year ended 30 September 2006 of 6.7 pence per share which together with the interim dividend paid on 7 August 2006 of 3.4 pence per share makes a total for the period of 10.1 pence per share (2005: 9.8 pence per share). Subject to the declaration of the final dividend at the 2007 Annual General Meeting, the final dividend will be paid on 5 March 2007 to shareholders on the register at the close of business on 9 February 2007. The shares will be quoted ex-dividend from 7 February 2007.

Payments to suppliers

The Group's policy and procedure which is internally rather than externally set in relation to all its suppliers is to settle the terms of payment with those suppliers when agreeing the terms of each transaction. The Group will abide by those terms provided that it is satisfied that the supplier has supplied the goods or services in accordance with the agreed terms and conditions. The number of days' purchases outstanding for payment by the Group as at 30 September 2006 was 55 days (2005: 57 days).

Disposal of assets

On 9 April 2006, the Company announced that it had entered into an agreement to sell Select Service Partner, the travel concessions catering business, including Creative Host Services in the US for an aggregate cash consideration of £1.8 billion. The sale completed on 15 June 2006.

On 29 November 2006, the Company announced its decision to sell Selecta, its European vending business.

Purchase of own shares

Following the disposal of Select Service Partner referred to above, the directors have utilised the authority conferred by Special Resolution 14 passed at the Annual General Meeting held on 10 February 2006 to make market purchases of the Company's ordinary shares. It was announced on 9 April 2006 that approximately £500 million of the Select Service Partner disposal proceeds would be returned to shareholders by way of an on-market share buy-back programme. During the year 57.7 million ordinary shares of the Company were purchased and cancelled for a consideration of £149 million and further details are set out in note 25 to the financial statements on page 68. Following the financial year end, a further 31.3 million ordinary shares were purchased and cancelled for a consideration of £86 million so that as at 29 November 2006, a total of 89.0 million ordinary shares of the Company had been purchased in the market and cancelled for a consideration of £235 million.

The directors intend to continue with the £500 million share buy-back programme. It is anticipated that the share buy-back programme will complete over the next 6 to 12 months and accordingly resolution 13 set out in the Notice of the Annual General Meeting relating to the purchase by the Company of its own shares will be proposed at the 2007 Annual General Meeting.

Directors' report
continued

Substantial shareholdings
As at 29 November 2006 the Company had received notification of material interests in its issued ordinary share capital and American Depositary Receipts (ADRs) from the following:

	No. of shares millions	No. of ADRs millions	% of issued capital
Franklin Resources, Inc. and its affiliates	324.0	–	15.0
Brandes Investment Partners L.P.	95.7	55.0	7.0
Legal & General Group plc and its subsidiaries	86.5	–	4.0
UBS AG	65.2	–	3.1
Harris Associates L.P.	64.1	–	3.0

Numbers of shares, ADRs and percentage interests are as at the notification dates.

Political and charitable donations
Charitable donations for the year amounted to £1,556,000. There were no donations for political purposes but because the full extent of current UK legislation in this area is uncertain, the directors will seek to renew their authority to make such expenditure for a further year. Accordingly resolution 10 set out in the Notice of Annual General Meeting will be proposed on a precautionary basis at the 2007 Annual General Meeting to authorise such expenditure.

Employees
The Group is committed to an active policy of equal opportunity from selection and recruitment, through training and development, appraisal and promotion to retirement. The policy promotes an environment free from discrimination, harassment and victimisation where all employees can receive equal treatment regardless of gender, colour, ethnic or national origin, disability, age, marital status, sexual orientation or religion.

The policy gives full and fair consideration to the recruitment of disabled persons. Where disabled persons are employed their training (including retraining for alternative work for employees that become disabled) and development for promotion are encouraged and assisted. Expert advice is taken on the needs of disabled employees and special equipment is provided where appropriate.

Group personnel policies ensure that all employees are made aware on a regular basis of the Group's policies, programmes and progress. Extensive use is made of briefing meetings, in-house magazines, notice boards and other communications channels including Mercury, the Group's global intranet. Mercury facilitates the capturing and sharing of information and knowledge and provides an important link to the Group's employees worldwide. The Company operates a range of employee share schemes and they are described in the Directors' remuneration report on pages 28 to 35.

Environment
Information relating to the Group's responsibilities towards the environment is given on pages 12 to 13. The Group used Trucost PLC to identify the environmental impacts that the Board believes are appropriate for an understanding of its performance. In Trucost PLC's opinion, Compass Group PLC has now identified the material KPIs that it should report on in future annual reports in accordance with Government guidelines.

Auditors
Each of the directors at the date of approval of this report confirms that:
- so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware; and
- the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

In accordance with the recommendation of the Audit Committee as disclosed on page 25 resolution 8, set out in the Notice of the Annual General Meeting relating to the re-appointment of Deloitte & Touche LLP as auditors to the Company, will be proposed at the 2007 Annual General Meeting.

Annual General Meeting
The Annual General Meeting will be held on Friday 16 February 2007 at 11.00am in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice setting out details of the business to be considered at the meeting is sent to shareholders separately with this Annual Report.

By Order of the Board
Tim Mason
Company Secretary
29 November 2006

Corporate governance report

Corporate governance
Compass Group is committed to the highest standards of corporate governance and has complied throughout the year with the provisions of Section 1 of the Combined Code (the 'Code'). This statement describes how the principles of corporate governance set out in the Code have been applied within the Company during the year.

Board membership
The Board currently comprises a Chairman, five non-executive directors and two executive directors. Subject to passing resolutions 4 to 7 inclusive at the 2007 Annual General Meeting, the Board will comprise a Chairman, four non-executive directors and three executive directors. Biographical details of the directors are given on page 20. All directors joining the Board are required to stand for election at the Annual General Meeting following their appointment and they are thereafter required to offer themselves for re-election at least every three years. The roles of Chairman and Chief Executive are separate and clearly defined with the division of responsibilities set out in writing and agreed by the Board.

Chairman
Sir Roy Gardner was appointed to the Board on 1 October 2005 as Senior Independent Director and he succeeded Sir Francis Mackay as Chairman on 1 July 2006. The Chairman is primarily responsible for the effective functioning of the Board.

Chief Executive
Richard Cousins was appointed to the Board on 2 May 2006 and he succeeded Michael Bailey as Chief Executive on 1 June 2006. Richard Cousins will stand for election at the 2007 Annual General Meeting. The Chief Executive is responsible for operating the business and implementing the Board's strategies and policies.

Senior Independent Director
Peter Cawdron was Senior Independent Director prior to Sir Roy Gardner's appointment to that position on 1 October 2005 and following Sir Roy Gardner's appointment as Chairman on 1 July 2006, Peter Cawdron recombined the role of Senior Independent Director with his retained role as Deputy Chairman. The responsibilities of the Senior Independent Director include being available to shareholders should they have any concerns that contact through the usual channels has failed to resolve or for which such contact is inappropriate and ensuring that the performance evaluation of the Chairman is conducted effectively.

Independent non-executive directors
During the year, the Board considered the independence of the non-executive directors in relation to the Code and determined that each was independent including Peter Cawdron in spite of him having served a period exceeding nine years. The Board concluded that Peter Cawdron continued to perform effectively and demonstrated the objectivity and commitment necessary to the role of independent non-executive director. Peter Cawdron was re-elected at the 2006 Annual General Meeting for a period of up to one year only and he will retire from the Board at the conclusion of the 2007 Annual General Meeting.

Company Secretary
Tim Mason is the Company Secretary and he is responsible for advising the Board, through the Chairman, on all governance matters. The directors have access to the advice and services of the Company Secretary. The appointment and removal of the Company Secretary is a matter for the Board.

Role of the Board
The role of the Board is to promote the success of the Company and provide leadership within a framework of prudent and effective controls that enable risk to be assessed and managed. To enable the Board to perform its duties effectively all directors have full access to all relevant information. There is an agreed procedure whereby directors wishing to take independent advice in the furtherance of their duties may do so at the Company's expense and relevant insurance cover has been arranged in relation to legal action against the directors. The Board sets strategic aims and ensures that adequate financial and human resources are made available to enable these objectives to be met and undertakes reviews of management performance. In addition, the Board sets the Company's values and standards and ensures that it acts ethically and that its obligations to its shareholders and other stakeholders are understood and met. The Board has a formal schedule of matters reserved for its decision, including the approval of overall strategy and objectives, acquisition and divestment plans, treasury policy, major capital expenditure, dividend strategy, financial statements and senior executive succession planning. The schedule of matters reserved for the Board is available for viewing on the Company's website.

Board and committee meetings
The Board is scheduled to meet nine times and to hold a one-day strategy review each year. The Board may also meet at other times as and when required. During the year, the Board met 11 times and held a one-day strategy review in September 2006. Individual attendance at those meetings and at committee meetings of the Board is set out in the table below. Where n/a appears in the table the relevant director is not a committee member.

Name	Board	Strategy Review	Audit Committee	Nomination Committee	Remuneration Committee
Sir Roy Gardner	8	1	n/a	0	4
Richard Cousins*	4	1	n/a	n/a	n/a
Peter Blackburn	11	1	6	1	n/a
Peter Cawdron	11	1	n/a	1	5
Val Gooding	9	1	n/a	1	5
Sven Kado	11	1	6	n/a	5
Steve Lucas	10	1	6	n/a	5
Andrew Martin	11	1	n/a	n/a	n/a
Alain Dupuis†	0	0	n/a	n/a	n/a
Michael Bailey†	8	0	n/a	n/a	n/a
Sir Francis Mackay†	8	0	n/a	1	n/a
Number of meetings during the year	11	1	6	1	5

* Richard Cousins has attended all Board meetings since his appointment as a director on 2 May 2006.
† Alain Dupuis, Michael Bailey and Sir Francis Mackay resigned as directors on 1 October 2005, 31 May 2006 and 30 June 2006 respectively.

Throughout the year, the non-executive directors including the Chairman met independently of their executive colleagues on a regular basis.

Board evaluation
During the year, the Board conducted a formal evaluation of its own performance by means of a written questionnaire and for the second successive year, the Institute of Chartered Secretaries and Administrators undertook an evaluation of the collective effectiveness of each of the Audit, Nomination and Remuneration Committees. The evaluations covered areas including the composition of the Board and its committees, information needs, decision-making processes, agendas, training and continuing professional development. The results of these evaluations were discussed by the Board and used to consider opportunities for improvement. A performance evaluation of each of the directors was conducted by the Chairman in one-to-one meetings and the non-executive directors led by Peter Cawdron, conducted a performance evaluation of the Chairman.

Training and development
Appropriate training is available to all directors on appointment and on an on-going basis as required. The directors' understanding of the business is developed further by a combination of visits to sites in the

Corporate governance report
continued

UK and in overseas countries, presentations from local managements and the opportunity to meet with the Company's principal stakeholders and advisers.

Board committees
The Company Secretary acts as secretary to all Board committees and minutes of meetings are circulated to all Board members. The terms of reference of these committees are available for viewing on the Company's website and are described below.

Executive Committee
The Executive Committee comprises the Chairman, the executive directors and key senior managers. The Committee meets monthly and it is responsible for implementing Group policy, day to day management, monitoring business performance and reporting on these areas to the Board.

General Business Committee
Certain routine administrative matters have been delegated to the General Business Committee which comprises all the executive directors and meets as required to conduct the Company's business within the clearly defined limits set by the Board and subject to those matters reserved for the Board.

Audit Committee
The Audit Committee comprises Peter Blackburn, Sven Kado and is chaired by Steve Lucas who is considered by the Board to have significant recent and relevant financial experience.

Summary terms of reference
- **Financial reporting** – provide support to the Board by monitoring the integrity of and ensuring that the published financial statements and any formal announcements relating to the Company's financial performance comply fully with relevant statutes and accounting standards.
- **Internal controls and risk management** – review the effectiveness of the Company's internal financial controls and risk management systems.
- **Internal audit** – monitor and review the annual internal audit programme ensuring that the internal audit function is adequately resourced and free from management restrictions, review and monitor responses to the findings and recommendations of the internal auditors.
- **External audit** – to recommend to the Board for approval by shareholders in general meeting the appointment, re-appointment and removal of the external auditors. To meet regularly with the external auditors, to review the scope and results of the annual audit and its cost effectiveness and to approve the remuneration and terms of engagement of the external auditors. To satisfy itself that there are no relationships between the auditors and the Company (other than in the ordinary course of business). To agree a policy on the employment of former employees of the auditors and monitor the implementation of such policy. To monitor the external auditors' compliance with relevant ethical and professional guidance on rotation of audit partners and matters relating to fee income and regulatory requirements generally. To review annually and monitor the external auditors' objectivity and independence, expertise and resources and the effectiveness of the audit process. To review the management's response to the findings and recommendations of the external auditors. To develop and implement a policy on the engagement of the external auditors to supply non-audit services.
- **Employee concerns** – the Committee reviews the Company's arrangements under which employees may in confidence raise any concerns regarding possible wrongdoing in financial reporting or other matters. The Committee ensures that these arrangements allow proportionate and independent investigation and appropriate follow-up action.

Policy on non-audit services
Deloitte & Touche LLP, in its capacity as the Company's external auditors, undertakes work that it is obliged or, in the view of the Committee, is best placed to perform. Such work includes tax-related services, formalities relating to financing facilities, shareholder circulars, regulatory matters and work in respect of acquisitions, mergers and disposals. Nevertheless, to provide safeguards against the objectivity and independence of the external auditors' being compromised, the Committee has agreed that, unless there is no other competent and available provider, the external auditors should be excluded from providing the Company with general consultancy and all other non-audit and non-tax-related services.

External auditors
Following the annual review referred to above, the Committee confirms that it is entirely satisfied with the level of fees, objectivity and independence, expertise and resources and the effectiveness generally of Deloitte & Touche LLP. Accordingly a resolution (resolution 8 set out in the Notice) for the reappointment of Deloitte & Touche LLP as auditors to the Company will be proposed at the 2007 Annual General Meeting.

Nomination Committee
During the year, the Nomination Committee comprised the following members: Sir Roy Gardner (Chairman), Sir Francis Mackay (until 30 June 2006), Peter Blackburn, Peter Cawdron and Val Gooding.

Summary terms of reference
- To carry out a formal selection process of candidates and make recommendations to the Board on the appointment and reappointment of executive and non-executive directors for the purpose of ensuring a balanced Board in respect of skills, knowledge and experience.
- To make recommendations to the Board in relation to the suitability of candidates for the role of Senior Independent Director and membership of the Audit and Remuneration Committees. The appointment and removal of directors and the recommendation of the positions of Chairman and Chief Executive are matters reserved for the full Board.
- To remain fully informed about strategic issues and commercial matters affecting the Company and to keep under review the leadership needs of the organisation to enable it to compete effectively in the marketplace.

The Committee meets as required and met during the year to consider the appointment of a new Chief Executive to replace Michael Bailey, whose intention to step down as Chief Executive had been announced in September 2005. External consultants were engaged in the search and selection procedure of a suitable candidate leading to the appointment of Richard Cousins on 2 May 2006. Richard Cousins duly succeeded Michael Bailey as Chief Executive on 1 June 2006. Following the year end the Committee, with the assistance of external consultants, recommended to the Board the appointment of Sir Ian Robinson as a non-executive director and Gary Green as an executive director. These recommendations were accepted and Sir Ian Robinson and Gary Green will be appointed to the Board with effect from 1 December 2006 and 1 January 2007 respectively. Sir Ian Robinson will undergo a customised induction process. In accordance with the Company's Articles of Association, Richard Cousins, Sir Ian Robinson and Gary Green will seek election at the 2007 Annual General Meeting (resolutions 4, 5 and 6 respectively set out in the Notice).

Remuneration Committee
The Directors' remuneration report is set out on pages 28 to 35.

Corporate Responsibility Committee
The Committee comprises Sir Roy Gardner (Chairman), Richard Cousins, Andrew Martin, Steve Lucas, the Company Secretary, Director of Human Resources and Director of Corporate Policy & Communications.

Corporate governance report
continued

The Committee's primary responsibilities include; overseeing the production of an annual Corporate Responsibility Report, Health, Safety and Environmental practices, business conduct, the promotion of employee engagement and diversity and community investment.

Disclosure Committee
The Disclosure Committee comprises the Finance Director, the Company Secretary and certain senior managers. The Committee meets as required to deal with all matters concerning public announcements of the Company and the Company's obligations under the Listing Rules and Disclosure Rules of the UK Listing Authority.

Relations with shareholders
Compass Group reports formally to shareholders twice a year, with the interim results announced normally in May and the preliminary final results announced normally in late November/early December. The Chief Executive and the Finance Director give presentations of these results to the Company's institutional investors, analysts and the media in London and other locations. These presentations may also be accessed on the Company's website www.compass-group.com. The Chief Executive and the Finance Director maintain a close dialogue with institutional investors on the Company's performance, governance, plans and objectives through a programme of regular meetings. These meetings also serve to develop an on-going understanding of the views and any concerns of the Company's major shareholders and are reported regularly to the Board. The Board also receives the views of its major shareholders through the publication of periodic reports and surveys by sector analysts and brokers. The Chairman, the Senior Independent Director and the other non-executive directors are available to meet with major shareholders on request and the Chairman will at such meetings engage in discussions relating to matters of governance and strategy as appropriate.

The Annual General Meeting is considered by the Board to be a primary opportunity to communicate directly with the Company's many private shareholders. The meeting is held normally in February in London and is attended, other than in exceptional circumstances, by all members of the Board. In addition to the formal business of the meeting, there is normally a trading update and shareholders are invited to ask questions at the meeting itself and are given the opportunity to meet the directors informally afterwards. Notice of the Annual General Meeting together with any related documents are mailed to shareholders at least 20 working days before the meeting and separate resolutions are proposed on each substantially separate issue. The level of proxy votes cast and the balance for and against each resolution together with the level of votes withheld, if any, are announced to the meeting following voting by a show of hands and are made available on the Company's website. The Company has a dedicated Investor Relations Department at its head office in Chertsey serving as a primary point for contact with investors throughout the year.

Internal control
The Company, as required by the UK Financial Services Authority, has complied with the Combined Code provisions set out in Section 1 of the Code on internal control having established the procedures necessary to implement the guidance on internal control issued by the Turnbull Committee and by reporting in accordance with that guidance.

In applying the principle that the Board should maintain a sound system of control to safeguard shareholders' investment and the Company's assets, the Board recognises that it has overall responsibility for ensuring that the Group maintains a system of internal control to provide reasonable assurance regarding effective and efficient operations, internal control and compliance with laws and regulations. It recognises that such a system can provide only reasonable and not absolute assurance against material misstatement or loss.

Formal risk management procedures have been in place throughout the year and those procedures involve on-going analysis, evaluation and management of the key risks to the Group. The Group's system of internal control, including the mechanism by which the directors routinely review the effectiveness of the system of internal control and risk management, includes the following:

- regular meetings of the Board, Executive and Audit Committees, the responsibilities of which are set out above;
- semi-annual reviews by the Executive Committee of detailed risk management reports prepared by the operating businesses. Such reports cover key risks and include updates of agreed actions arising from previously reviewed semi-annual reports. The Executive Committee presents its own detailed risk management report to the Board twice a year;
- a process renewed each year with the Board and the Executive Committee meeting to approve short-term and medium-term strategies followed by regular reviews throughout the year;
- approval and regular reviews of annual budgets;
- monthly reviews by the Executive Committee of key financial and non-financial business performance indicators of the Group's operating businesses;
- strict internal financial controls covering capital expenditure – together with post-investment performance reviews – and treasury operations;
- clearly defined organisation structures and appropriate delegated authorities for executives throughout the Group;
- Group-wide policies, standards and procedures relating to key business activities;
- regular consideration of Corporate Responsibility matters; and
- periodic reports and recommendations of the internal audit function.

The directors confirm that they have conducted a specific annual review of the effectiveness of the Group's system of internal control and risk management in operation during the period up to the date of this annual report.

Directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements. The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS). Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

The directors are responsible for the maintenance and integrity of the Compass Group PLC website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' remuneration report

Dear shareholder

This report summarises the remuneration policy that has been applied for the year ended 30 September 2006 as well as the remuneration policy for the year ending 30 September 2007 and the intended policy thereafter. Remuneration packages have been designed in order to encourage and reward the executive management team in its delivery of financial targets, improved performance and value creation.

Information regarding each director's remuneration, incentive and pension scheme participation is detailed within the report.

We will continue to maintain an active dialogue with our shareholders in relation to any proposed changes to our remuneration strategy.

The Board has approved this report and shareholders will be asked to do so at the Annual General Meeting on 16 February 2007.

Peter Cawdron
Chairman of the Remuneration Committee
29 November 2006

Remuneration Committee

During the year, the Committee was comprised entirely of the following independent non-executive directors: Peter Cawdron, Val Gooding, Sven Kado and Steve Lucas. Sir Roy Gardner also served on the Committee during the year, and remained on the Committee following his transition from non-executive director to non-executive Chairman. Biographical details of all the Committee members are set out on page 20. During the year, the Committee met on five occasions. Attendance details are shown on page 24.

The role of the Committee is to determine the total remuneration of the Chairman, executive directors and certain other senior executives of the Group. Its terms of reference are set out on the Company's website, www.compass-group.com. Its key responsibilities are:

- to design specific remuneration packages which include salaries, bonuses, incentive payments, pension rights and benefits;
- to review executive directors' service agreements;
- to ensure that failure is not rewarded and that steps are always taken to mitigate loss on termination, within contractual obligations;
- to review remuneration trends across the Group; and
- to approve the terms of and recommend grants under the Group's incentive plans.

Advisors

The Committee receives advice from external consultants in order to enable it to fulfil its obligations. During the year, KPMG LLP and The Hay Group have provided advice on the design of incentive arrangements, job evaluation and remuneration levels against those of comparator companies.

In addition to providing advice to the Committee, KPMG LLP has provided transaction and audit services and The Hay Group has provided advice to the Company on general human resource and compensation related matters, including job evaluation and competency development. External advice has also been received from Freshfields Bruckhaus Deringer in its capacity as legal advisor to the Company, and from Mercer which provides advice in relation to executive directors' pensions and actuarial advice generally.

Certain senior executives have also provided assistance to the Committee and have been invited to attend Committee meetings on an ad hoc basis. The Group Reward Director, David Walker, has provided advice on an on-going basis and the Committee also consulted with Richard Cousins (Chief Executive) on the remuneration of executives reporting to him.

Policy

The aims of the remuneration policy are that:

- the components of the Company's remuneration package continue to be aligned to the business strategy;
- there is a proper balance between the fixed and variable, and long-term and short-term components of the remuneration package;
- the various targets for determining performance-related compensation are linked to the Company's key business drivers and objectives, and are easily measurable and regularly reviewed;
- the incentives are easily understood and accepted by shareholders and senior executives; and
- the Company's remuneration policy and its various components are in line with best practice in the market.

In determining the overall remuneration framework, the Committee maintains an active dialogue with shareholder representatives and continually monitors developments in best practice.

Components of executive directors' remuneration

The total reward package is structured into short-term and long-term incentives, and into a division of fixed remuneration and performance-related elements.

Fixed remuneration is paid by way of salary and benefits, with the performance-related element dependent upon achievement of a series of targets. If minimum targets are not met, no performance-related remuneration (as defined below) is payable. On the basis of achievement of 'par' performance, the balance between fixed and performance-related pay is 47:53; this increases to 25:75 for achievement of maximum targets.

Further details of each individual element of the remuneration package are given below.

Base salary

Base salaries are rigorously benchmarked, and reflect role, job size, individual performance and effectiveness. They are subject to annual review each December, with any increases taking effect on 1 January.

Annual performance-related award

Payment of an annual bonus is based on the achievement of performance targets set by the Committee. The level of bonus is designed to encourage performance in a manner that the Committee considers most contributes to increasing shareholder value and meeting corporate objectives.

The bonus award is made up of basic and enhanced elements:

- an annual opportunity of up to 75% of base salary based on the attainment of results against set targets ('par performance');
- a further opportunity of up to a maximum of 75% of base salary for overachievement of targets ('maximum performance').

Performance targets are determined at the start of each financial year. For the year ended 30 September 2006, the bonus opportunity was based on the following key Group measures:

- profit before interest and tax (PBIT) (50%);
- free cash flow (as defined on page 15) (FCF) (30%); and
- revenue growth (20%).

A supplementary condition was imposed whereby no bonus would be payable unless the Group's minimum PBIT target was achieved.

The Remuneration Committee determined that the results of the SSP business would be excluded from the bonus calculations following its sale on 15 June 2006.

The amount of bonus paid to each director is shown in the table on page 32, reflecting the maximum achievement of targets for FCF and revenue growth, and achievement between par and maximum for PBIT.

Directors' remuneration report
continued

The bonus opportunity for executive directors for the year ending 30 September 2007 will be based on the following targets:
- profit before interest and tax (PBIT) (60%);
- free cash flow (FCF) (20%); and
- personal target (PT) (20%).

A supplementary condition has been imposed whereby the amount of FCF and PT bonus payable will be halved unless the Group's minimum PBIT target is achieved.

Long-Term Incentive Plan (LTIP)

The objectives of the LTIP are to align the interests of executives with those of shareholders by making a significant part of remuneration dependent on the success of management in delivering superior returns to shareholders, whilst ensuring that the total remuneration package is sufficiently competitive in the relevant markets to attract and retain high-calibre executives.

Following consultation with and approval by shareholders, the LTIP has been the primary form of equity-based incentive for the year ended 30 September 2006 and this will continue to be our policy in the year ending 30 September 2007. As executive directors will not normally be granted share options (see below), the potential reward under the LTIP was increased during 2006.

Under the LTIP, executive directors may receive a conditional award of shares which may vest after a three-year performance period, based on performance conditions being met. With effect from 2006, awards are normally granted at an annual maximum of 150% of base salary, with 200% being reserved for exceptional circumstances. 50% of any LTIP award is based on the Group's FCF and 50% of any award on the Group's Total Shareholder Return performance (TSR). The FCF element focuses executives on the free cash flow objective of business strategy and the TSR element on share price and dividend growth.

FCF portion

50% of any LTIP award is based on the Group's FCF over a three-year performance period. The precise FCF target for each award is linked to the Group's wider business targets, and is stretching and set by the Remuneration Committee at the time of award based on Group projections and market expectations. No shares are released unless the Group achieves threshold performance. 25% of the portion of the award vests on the achievement of threshold performance. Awards vest on a straight-line basis between 25% and 100% where FCF is between threshold performance and the outperformance target.

For awards made in the year ended 30 September 2006, the threshold and outperformance targets were £825 million and £900 million respectively. For awards to be made in the year ending 30 September 2007, the Committee has determined that threshold performance will be £950 million and outperformance will be £1,050 million.

TSR portion

The remaining 50% of any award will depend upon growth in the Group's TSR relative to the FTSE 100 companies (determined at the outset) over a three-year performance period. TSR is the aggregate of share price growth and dividends paid (assuming reinvestment of those dividends in Compass Group shares during the three-year period). 100% of the award will vest if TSR performance is in the top quartile and 25% of the award will vest if performance is at the median.

Where performance is between the median and top quartile, awards will vest on a straight-line basis between the 25% and 100% applicable to median and top quartile performances. No shares will be released if the Group's TSR performance is below the median.

For awards made since 2004, there is no retesting facility. In addition, for awards made in the year ended 30 September 2006 and subsequent years, any vesting of an award at the end of the performance period is conditional on the Remuneration Committee being satisfied that the underlying financial performance of the Group justifies such vesting.

The Committee considers FCF and TSR to be appropriate measures for awards under the LTIP. FCF focuses on a key business target for the Group, while the use of TSR aligns the interests of executives with those of shareholders. TSR calculations are periodically undertaken by an external party, Alithos Ltd, and FCF measurements are subject to independent audit.

Other share plans

Matching Shares Plan (MSP)

Under the bonus matching shares plan, directors are permitted to invest up to 50% of any pre-tax performance related basic and enhanced bonus in Compass Group shares. If the shares are held for three years and the director continues to be employed by the Group, the director may receive a proportion of Matching Shares based on the Group achieving underlying EPS average growth over the period.

50% of Matching Shares may be awarded if underlying EPS growth is an average of RPI +4% per annum, and 100% may be awarded at an average of RPI +8% per annum. Any growth between 4% and 8% is awarded on a straight line basis. There is no performance retest facility. EPS as defined for this purpose excludes goodwill impairment and exceptional items, discontinued activities and currency translation, and this definition is considered a suitable measure of underlying financial and operational performance. The Committee has the right to vary this performance target for future grants provided that, in its reasonable judgment, the new target is no less challenging in the light of the Group's business circumstances and internal forecasts.

For the year ended 30 September 2006, executive directors elected not to take up the opportunity to invest part of their bonus entitlement in the MSP. For the year ending 30 September 2007, the Committee has decided not to make the MSP available to directors and executives.

Share Option Plan (SOP)

In the year ended 30 September 2006, no executive directors were granted options under the SOP in light of the Committee's policy of using the LTIP as the primary long-term equity related incentive. It is not intended to make future grants of options to executive directors, other than in exceptional circumstances (which would be fully explained to shareholders at the time).

Under the SOP, options may be granted up to an annual maximum of 200% of basic salary, at an exercise price not lower than the market value of the Company's shares on the day prior to grant. They may normally be exercised between the third and tenth anniversaries of the date of grant after which they will lapse.

Options are exercisable on a sliding scale, subject to satisfaction of an EPS performance condition. For grants made since February 2005, 30% of options are exercisable if EPS growth over the three-year performance period is at least an average of RPI + 4% per annum. 100% of options will vest at RPI + 8% per annum. Options are exercisable on a straight-line basis between these two points.

The SOP was amended during the year by the removal of the retesting facility. The early exercise provisions were also amended so that, where an individual is a 'good' leaver, his options will continue, subject to the performance conditions, as if the optionholder had not ceased employment. Only when the performance target is tested will the option become exercisable to the extent that the target is met, and any entitlement will be time pro-rated. The exercise period for good leavers under future option grants will therefore become the six month period from the third anniversary of the date of grant.

Directors' remuneration report
continued

In circumstances of a change of control of the Company, the performance conditions apply. In this event, options are only exercisable to the extent that the performance conditions are satisfied over the period to the change of control and will be further scaled down pro-rata to the length of time since they were granted.

Further minor amendments have been made to the rules to take account of the Employment Equality (Age) Regulations 2006 (the Age Regulations).

Management Share Option Plan (MSOP)

For executives below executive director level, the Company currently operates the MSOP. Options are granted at no lower than the market price on the day prior to grant. They may normally be exercised between the third and tenth anniversaries of the date of grant after which they will lapse.

A performance target geared to the Company's key business measure was introduced into the MSOP during the year with the approval of shareholders so that options may only be exercisable subject to meeting a FCF target, determined by the Committee at the time of grant. For options granted in the year ended 30 September 2006, the target was the achievement of a FCF target of £825m in the three-year period from 1 October 2005 to 30 September 2008. There is no retesting facility. In the year ended 30 September 2006, approximately 700 employees received option grants under the MSOP.

During the year ended 30 September 2006, the same amendments that were made to the SOP were introduced to the MSOP in relation to retention of performance conditions for leavers and to take account of the Age Regulations.

Savings-related share option scheme

Executive directors may participate in the Company's all-employee share plans on the same basis as other employees. Details of the Scheme are set out in note 25 to the financial statements. **No grants were made during the year ended 30 September 2006.**

Shareholding policy

In order that their interests are aligned with those of shareholders, executive directors are expected to build up and maintain a personal shareholding in the Company of at least 100% of base salary. New directors will undertake to build up their shareholding within four years of their appointment.

Retirement benefits

The Group's policy is not to offer defined benefit arrangements to new employees at any level. Incoming executive directors are invited either to join the Company's contracted-in money purchase arrangement or to take a fixed salary supplement.

At 30 September 2006, there are no executive directors participating in any Compass Group defined benefit pension arrangements. Richard Cousins elected to receive a 35% salary supplement in lieu of pension.

In the light of the A Day pension legislation, Andrew Martin also took up the 35% salary supplement election with effect from 6 April 2006. He gave up all rights to his final salary pension, money purchase pension and unfunded unapproved pension with effect from 15 March 2004 and ceased to accrue any pension in relation to his employment from this date (save for that which he had built up during his earlier employment with Forte plc, Granada Group plc and Compass Group PLC between June 1994 and September 2001). In connection with these revised arrangements, he received a payment of £338,895 in respect of his accrued pension scheme and unfunded pension benefits in relation to the period from 15 March 2004 to 31 March 2006, and a payment of £168,450 in respect of his accrued money purchase pension for such period.

Andrew Martin's pension promises, built up in respect of his earlier period of service with Granada and Forte on both a funded and unfunded basis, are deferred pensions payable from age 60 which, revalued at 30 September 2006, amount to £25,694 per annum and £27,523 per annum respectively.

Sir Francis Mackay retired as a director on 30 June 2006, but (as indicated in the 2005 Directors' remuneration report) ceased to accrue pension benefits from 1 October 2005.

Michael Bailey retired as a director on 31 May 2006, and became entitled to accrued pension benefits (comprising an unfunded pension promise to provide for a level of benefits broadly similar to that applying to UK executive directors in the Executive Section of the UK Pension Plan). The capital value of these pension benefits was £15,053,000 (equalling the transfer value of his accrued pension benefits as at 30 September 2005). He was entitled to these pension benefits in lump sum form on retirement. Of this total amount, £1,991,302 has been paid to him in respect of the US element of this pension. The balance of £13,061,698 accrues a market rate of interest pending payment to him.

Chairman

The fee for the Chairman is set by the Committee. The Chairman is not eligible for pension scheme membership, bonus or incentive arrangements. He is entitled to the provision of life and medical insurance for himself and his spouse, financial planning assistance and a fully expensed car.

Non-executive directors

The fee for the non-executive directors during the year ended 30 September 2006 was £50,000 per annum, adjusted where directors held additional responsibilities. Details of the fees paid to the non-executive directors for the year ended 30 September 2006 are set out on page 32. The base fee has been thoroughly reviewed and benchmarked by the executive members of the Board and increased to £60,000 per annum with effect from 1 October 2006. Non-executive directors are not eligible for pension scheme membership, bonus, share options or other incentive arrangements.

Non-executive directors have letters of engagement. They are appointed for an initial period of three years, after which the appointment is renewable at three-year intervals by mutual consent. Details of their appointments, which are terminable without compensation, are set out in the table below.

Non-executive director	Original date of appointment	Letter of engagement	Total length of service at 30 September 2006
Sir Roy Gardner	1 October 2005	15 September 2005	**1 year**
Peter Cawdron	3 November 1993	27 October 1993 (rev. 31 March 2004)	**12 yrs, 10 mths**
Peter Blackburn	10 April 2002	16 May 2002 (rev. 31 March 2004)	**4 yrs, 5 mths**
Val Gooding	4 January 2000	1 January 2000 (rev. 31 March 2004)	**6 yrs, 8 mths**
Sven Kado	10 April 2002	10 April 2002 (rev. 31 March 2004)	**4 yrs, 5 mths**
Steve Lucas	7 July 2004	17 June 2004	**2 yrs, 2 mths**

Directors' remuneration report
continued

Service contracts
The executive directors have rolling service contracts with the Company. Their terms are set out below:

Contract term	Richard Cousins	Andrew Martin
Date	23 March 2006	4 May 2005
Notice period	Terminable by the executive giving one year's written notice or by the Company giving 24 months' written notice, reducing to 12 months' notice on 1 May 2007, being 12 months following his appointment.	Terminable by the executive giving six months' written notice or by the Company giving one year's written notice.
Early termination	The Company has discretion to terminate the executive's employment by paying the executive a lump sum in lieu of any period of notice equating to: a) his basic salary; b) his salary supplement in lieu of pension; c) his benefits or, at the Company's discretion, an amount of 10% of salary; d) a bonus equivalent to 75% of salary.	The Company has discretion to terminate the executive's employment by paying the executive an amount in lieu of any period of notice, equating to: a) his basic salary; b) his salary supplement in lieu of pension; c) his benefits or, at the Company's discretion, an amount of 10% of salary; d) a bonus equivalent to 75% of salary.
Mitigation	Legally appropriate mitigation factors would be taken into account in determining any compensation which may be payable on termination. Mitigation will depend on whether the early termination clause above is invoked.	
Change of control	There is no ability to trigger termination by the executive in these circumstances.	
Cessation	Employment will in any event automatically cease at age 65 or such other age as may be determined as the retirement age for executive directors. This is subject to the Age Regulations.	

External appointments
With the Board's agreement, executive directors may take up one non-executive directorship and may retain any fees.

Directors' interests in the shares of Compass Group PLC
The interests, as defined by the Companies Act 1985, of the directors, their spouses or civil partners and minor children in the ordinary shares of 10p each of the Company were as follows:

	30 Sep 2006	30 Sep 2005 (or date of appt if later)
Sir Roy Gardner	**100,000**	–
Richard Cousins	**100,000**	–
Peter Blackburn	**5,000**	5,000
Peter Cawdron	**24,200**	24,200
Val Gooding	**5,502**	5,001
Sven Kado	**12,500**	12,500
Steve Lucas	**–**	–
Andrew Martin	**110,027**	30,027

There were no changes in the interests of the directors, their spouses or civil partners and minor children between 30 September 2006 and 29 November 2006.

The Company's Register of Directors' Interests is available for inspection at the Company's registered office.

Directors' remuneration report
continued

Directors' emoluments

The aggregate remuneration of the individual directors of Compass Group PLC for the year ended 30 September 2006 was as follows:

Name of director	Salary/fee £000	Salary supplement[1] £000	Benefits £000	Annual performance-related bonus £000	Termination payments £000	2006 £000	2005 £000
Directors in service at 30 September 2006							
Executive							
Richard Cousins (appointed 1 May 2006)	313	109	11	398	–	831	–
Andrew Martin	461	83	79	606	–	1,229	472
Non-executive							
Sir Roy Gardner (appointed 1 Oct 2005)	163	–	25	–	–	188	–
Peter Blackburn	50	–	–	–	–	50	50
Peter Cawdron	90	–	–	–	–	90	90
Val Gooding	50	–	–	–	–	50	50
Sven Kado[2]	53	–	–	–	–	53	53
Steve Lucas	65	–	–	–	–	65	59
Directors who left during the year							
Michael Bailey (retired 31 May 2006)[3]	651	–	110	830	–	1,591	1,098
Alain Dupuis (resigned 1 Oct 2005)[4]	–	–	–	–	430	430	462
Sir Francis Mackay (retired 30 Jun 2006)[5]	225	–	36	–	–	261	546
Directors who left during the previous year	–	–	–	–	–	–	1,703
Total	2,121	192	261	1,834	430	4,838	4,583

1 Supplement of 35% of salary paid in monthly instalments in lieu of pension participation.
2 The figure shown for Sven Kado for each of 2005 and 2006 includes a fee of €4,000 in respect of his non-executive directorship of Compass Group Deutschland GmbH.
3 Highest paid director. Michael Bailey was paid no compensation on cessation of his employment. He was permitted to receive his bonus for the year ended 30 September 2006 pro-rated to his period of employment during the year.
4 Alain Dupuis resigned from the Board on 1 October 2005 and left the Group on 31 July 2006 (see page 35).
5 Sir Francis Mackay was paid no compensation on cessation of his employment.
The directors who left during the year ended 30 September 2005 were Andrew Lynch, Clive Grundy and Denis Cassidy (see page 35 for details of payments made to Andrew Lynch during 2006).

Directors' pension benefits

Name of director	Age at 30 Sep 2006	Real increase in accrued pension for the year £000	Increase in accrued pension during year £000	Accumulated total accrued pension at 30 Sep 2006 £000	Transfer value of accrued pension at 30 Sep 2006 £000 (A)	Transfer value of accrued pension at 30 Sep 2005 £000 (B)	Contributions £000 (C)	Amount of A–B–C £000
Michael Bailey[1] (retired 31 May 2006)	57	–	–	648	13,062	15,053	–	(1,991)
Alain Dupuis[2] (resigned 1 October 2005)	62	–	–	–	–	3,363	–	(3,363)
Sir Francis Mackay[3] (retired 30 June 2006)	61	–	–	830	15,760	16,144	–	(384)

1 Details of Michael Bailey's pension payments are shown on page 30.
2 Alain Dupuis had a money purchase fund which was used to fund a defined benefit on retirement. He ceased to accrue pension benefits from 1 October 2005 on leaving the scheme, although a one off amount of £335,000 was paid into his fund at that time.
3 Sir Francis Mackay ceased to accrue pension benefits from 1 October 2005 and began to draw his pension from that date. He commuted part of his pension for a lump sum. In accordance with the Directors' Remuneration Report Regulations 2002, the transfer value shown in column (A) reflects the actuarial position as at 30 September 2006.
4 The pension entitlement set out above is that which would be paid at normal retirement date.
5 The benefits set out above do not reflect those secured by any additional voluntary contributions paid by the directors.
6 Transfer values have been calculated in accordance with Actuarial Guidance Note GN11, and with advice from our external actuaries.

Directors' remuneration report
continued

Directors' bonus matching share awards

No awards were made in connection with directors' bonuses for the years ended 30 September 2004, 2005 and 2006 and no awards will be made for the year ending 30 September 2007.

Details set out below are entitlements to Matching Shares in relation to bonuses awarded in 2002 and 2003 where directors directly, or via associates such as family trusts, invested up to 50% of their annual performance-related bonus in the form of shares. The shares are eligible for matching on a one-to-one basis and are normally transferred to the directors at the end of the three-year deferral period provided they are still employed by the Group. Prior to 2005, the release of Matching Shares was not subject to satisfaction of a performance condition, whereas since 2005 performance conditions apply. However, as mentioned above, no awards have been made for the years ended 30 September 2005 and 2006.

	As at 30 Sep 2005 Number	Granted during the year Number	Released during the year Number	As at 30 Sep 2006 Number	Market price when award made pence	Market price at exercise or release pence	Deferral period
Michael Bailey[1]	200,472	–	–	200,472	265.00	–	1 Oct 2002 – 30 Sep 2005
	163,905	–	–	163,905	347.00	–	1 Oct 2003 – 30 Sep 2006
	364,377	–	–	**364,377**			
Alain Dupuis[2]	53,066	–	53,066	–	265.00	216.50	1 Oct 2002 – 30 Sep 2005
	43,227	–	–	43,227	347.00	–	1 Oct 2003 – 30 Sep 2006
	96,293	–	**53,066**	**43,227**			
Sir Francis Mackay[1]	120,377	–	–	120,377	265.00	–	1 Oct 2002 – 30 Sep 2005
	120,377	–	–	**120,377**			

[1] Michael Bailey and Sir Francis Mackay are permitted to call for their matching share awards in full for a period of one year following their departure in line with their termination agreements.
[2] Alain Dupuis is eligible to receive his remaining matching share award at the end of its deferral period in line with his termination agreement.

Directors' interests in the Long-Term Incentive Plan

	As at 30 Sep 2005 Number	Granted during the year Number	Released during the year Number	Lapsed during the year Number	At 30 Sep 2006 Number	Market price at date of grant pence	Performance conditions (see below)	Date of award	Earliest vesting date
Richard Cousins	–	727,272	–	–	727,272	206.25	(b)(c)	14 Jun 2006	1 Oct 2008
	–	**727,272**	–	–	**727,272**				
Andrew Martin	142,449	–	–	–	142,449	243.50	(a)(c)	21 Dec 2004	1 Oct 2007
	–	460,606			460,606	206.25	(b)(c)	14 Jun 2006	1 Oct 2008
	142,449	**460,606**	–	–	**603,055**				
Michael Bailey[1]	188,375	–	–	–	188,375	371.60	(a)(d)	1 Oct 2000	1 Oct 2003
	134,350	–	–	134,350	–	482.00	(a)(e)	25 Feb 2002	1 Oct 2004
	257,547	–	–	257,547	–	336.25	(a)(f)	3 Jul 2003	1 Oct 2005
	201,009	–	–	201,009	–	371.75	(a)(g)	19 Dec 2003	1 Oct 2006
	332,143	–	–	332,143	–	243.50	(a)(c)	21 Dec 2004	1 Oct 2007
	1,113,424	–	–	**925,049**	**188,375**				
Alain Dupuis[2]	59,275	–	–	59,275	–	482.00	(a)(e)	25 Feb 2002	1 Oct 2004
	113,208	–	–	113,208	–	336.25	(a)(f)	3 Jul 2003	1 Oct 2005
	91,859	–	–	91,859	–	371.75	(a)(g)	19 Dec 2003	1 Oct 2006
	151,361	–	–	151,361	–	243.50	(a)(c)	21 Dec 2004	1 Oct 2007
	415,703	–	–	**415,703**	–				
Sir Francis Mackay[1]	207,210	–	–	–	207,210	371.60	(a)(d)	1 Oct 2000	1 Oct 2003
	134,350	–	–	134,350	–	482.00	(a)(e)	25 Feb 2002	1 Oct 2004
	141,509	–	–	141,509	–	336.25	(a)(f)	3 Jul 2003	1 Oct 2005
	108,069	–	–	108,069	–	371.75	(a)(g)	19 Dec 2003	1 Oct 2006
	170,068	–	–	170,068	–	243.50	(a)(c)	21 Dec 2004	1 Oct 2007
	761,206	–	–	**553,996**	**207,210**				

All awards were granted for nil consideration. No shares were exercised or released during the year ended 30 September 2006.
(a) 100% of award based on growth in Compass Group TSR relative to FTSE 100. Secondary measure whereby increase in EPS must be greater than increase in RPI.
(b) 50% of award based on FCF and 50% on TSR target (see page 29).
(c) No retesting facility on awards made from 2004 onwards.
(d) 54.4% of this award vested at the end of its second extended performance period on 30 September 2005, based on the Company being in 44th position in the ranking of FTSE 100 companies by TSR at the end of September 2004. There is no further opportunity for retesting.
(e) Second extended final performance period ended on 30 September 2006. The TSR target was not met and no shares vested under the award.
(f) First extended performance period ended on 30 September 2006. No shares vested.
(g) The three-year performance period ended on 30 September 2006. No shares vested.
[1] Under the Plan rules, the LTIP awards of Michael Bailey and Sir Francis Mackay from February 2002 and July 2003 lapsed on cessation of their employment. They retained an entitlement to their vested October 2000 awards and unvested December 2003 and 2004 awards. They voluntarily waived any future entitlement to the two unvested awards which have therefore lapsed.
[2] Following his cessation of employment, Alain Dupuis's LTIP awards lapsed.

Directors' remuneration report
continued

Directors' interests in share options

	30 Sep 2005	Granted during the year	Exercised during the year	Lapsed during the year	30 Sep 2006	Exercise price pence	Performance conditions (see notes)	Normal exercise period
Michael Bailey[1]								
Share option plan	734,000	–	–	734,000	–	316.10	(a)	29 Sep 2002–28 Sep 2009
Share option plan	1,101,000	–	–	1,101,000	–	371.60	(b)	13 Sep 2003–12 Sep 2010
Share option plan	1,000,000	–	–	1,000,000	–	430.00	(b)	19 Sep 2004–18 Sep 2011
Share option plan	500,000	–	–	500,000	–	422.00	(b)	23 May 2005–22 May 2012
Share option plan	185,000	–	–	185,000	–	292.50	(b)	30 Sep 2005–29 Sep 2012
Share option plan	950,000	–	–	950,000	–	320.00	(b)	28 May 2006–27 May 2013
Share option plan	550,000	–	–	550,000	–	333.50	(b)(c)	7 Jun 2007–6 Jun 2014
Share option plan	855,000	–	–	855,000	–	229.25	(b)(c)	1 Dec 2007–30 Nov 2014
Sharesave	4,925	–	–	–	4,925	336.00	(d)	1 Sep 2007–28 Feb 2008
	5,879,925	–	–	**5,875,000**	**4,925**			
Alain Dupuis[2]								
Share option plan	275,250	–	–	–	275,250	316.10	(a)	29 Sep 2002–28 Sep 2009
Share option plan	458,750	–	–	–	458,750	371.60	(b)	13 Sep 2003–12 Sep 2010
Share option plan	250,000	–	–	–	250,000	430.00	(b)	19 Sep 2004–18 Sep 2011
Share option plan	300,000	–	–	–	300,000	422.00	(b)	23 May 2005–22 May 2012
Share option plan	111,000	–	–	–	111,000	292.50	(b)	30 Sep 2005–29 Sep 2012
Share option plan	400,000	–	–	–	400,000	320.00	(b)	28 May 2006–27 May 2013
Share option plan	250,000	–	–	–	250,000	333.50	(b)(c)	7 Jun 2007–6 Jun 2014
Share option plan	390,000	–	–	–	390,000	229.25	(b)(c)	1 Dec 2007–30 Nov 2014
	2,435,000	–	–	–	**2,435,000**			
Sir Francis Mackay[1]								
Share option plan	596,375	–	–	596,375	–	316.10	(a)	29 Sep 2002–28 Sep 2009
Share option plan	1,101,000	–	–	1,101,000	–	371.60	(b)	13 Sep 2003– 12 Sep 2010
Share option plan	500,000	–	–	500,000	–	356.00	(b)	3 Dec 2006–2 Dec 2013
Share option plan	450,000	–	–	450,000	–	229.25	(b)(c)	1 Dec 2007–30 Nov 2014
Sharesave	3,870	–	–	–	3,870	436.00	(d)	1 Sep 2006–28 Feb 2007
	2,651,245	–	–	**2,647,375**	**3,870**			
Andrew Martin								
Share option plan	650,000	–	–	–	650,000	333.50	(b)(c)	7 Jun 2007–6 Jun 2014
Share option plan	365,000	–	–	–	365,000	229.25	(b)(c)	1 Dec 2007–30 Nov 2014
Sharesave	3,532	–	–	–	3,532	266.80	(d)	1 Sep 2007–29 Feb 2008
	1,018,532	–	–	–	**1,018,532**			

No options were granted, exercised or released under any of the share option plans during the year ended 30 September 2006.

(a) Options were awarded under the Compass Group 1999 Executive Share Option Plan. The performance targets on these grants ceased to apply following the Granada Compass merger in 2000.

(b) Options were awarded under the Compass Group Share Option Plan. If average EPS growth is at least 6% over a three-year period between grant and exercise, 1/3 of shares under option become exercisable Options are exercisable in full at 12% growth and exercisable on a straight-line basis in between.

(c) Performance is tested once only after a three-year period. There is no retesting facility.

(d) Options were awarded under the Compass Group UK Savings-Related Share Option Scheme. There are no performance conditions under the sharesave scheme which is open to all UK employees.

1 Under the Plan rules, on cessation of their employment, Michael Bailey and Sir Francis Mackay retained a right of early exercise of all their options. They voluntarily waived their entitlement to any future benefit under these options and they have therefore lapsed.
They were both permitted to exercise their savings-related share options (sharesave) in line with the rules of the Scheme.

2 Alain Dupuis was permitted to retain unexercised options following his cessation of employment on 31 July 2006 in line with the Plan rules.

Directors' remuneration report
continued

Payment to certain former directors

Andrew Lynch

Andrew Lynch resigned as a director on 28 September 2005 and left the Group in June 2006 with the sale of Select Service Partner. Under the arrangements described in the 2005 Directors' remuneration report, he received a sale-related payment of £200,000 on 31 March 2006 and £525,500 at the time of sale, such amount determined by the level of sale proceeds which surpassed expectations.

Alain Dupuis

Alain Dupuis resigned as a director on 1 October 2005. He received a termination payment of £430,000 and entered into a three-year fixed term service contract at a reduced salary of £200,000 per annum, with no change to his annual bonus opportunity and benefits during the period, and a one-off pension contribution of £335,000 paid at the start of the period. These arrangements also included a long-term bonus scheme attributable to the performance of the countries for which he had executive responsibility. The long-term bonus was subject to a ceiling of £4 million. In the period to 31 July 2006, he earned £167,000 and £250,000 by way of salary and annual bonus respectively. Following a restructure, his service contract was terminated on 31 July 2006 (26 months before its contractual termination date) and under a compromise agreement he received £1,100,000 in settlement of all claims, with two further payments of £250,000 on 31 January 2007 and 31 July 2007 respectively, subject to him not having entered into certain categories of employment at the payment dates.

Dilution limits

All the Company's equity-based incentive plans incorporate the 2005 ABI Guidelines on headroom which provide that overall dilution under all schemes should not exceed 10% over a 10-year period in relation to the Company's issued share capital (or reissue of treasury shares), with the further limitation of 5% in any 10-year period on executive plans.

The Committee monitors every six months, and prior to the making of any award, the effect of potential vesting of options or share awards to ensure that the Company remains within these limits. Any awards which are required to be satisfied by market purchased shares are excluded from such calculations.

No treasury shares were utilised in the year ended 30 September 2006.

As at 30 September 2006, the Company's headroom position was as below:

Plan limits headroom


5% in 10 years
0.90%
0.33%
3.77%
10% in 10 years
3.09%
3.77%
0.33%
2.81%
Headroom
Executive
LTIP
All employee

IFRS

Since the year ended 30 September 2005, Compass Group has prepared its financial statements under IFRS. In order to achieve consistency between UK GAAP and IFRS, EPS and other accounting measures used as performance targets for earlier years under equity-based incentive plans have been adjusted.

Compass Group PLC share prices

The mid-market prices of the Company's ordinary shares on 30 September 2005 and 30 September 2006 were 206.25 pence and 268.25 pence respectively. During the period between these two dates, the market price of the Company's ordinary shares ranged between 175 pence and 276.25 pence (21 October 2005 and 26 September 2006).

Total shareholder return

The performance graph below shows the TSR for Compass Group over the last five financial years. The graph shows the value of £100 invested in the FTSE 100 Index. The Committee considers this to be the most appropriate comparator group for this purpose as the FTSE 100 index is widely used and recognised, and Compass Group has been a constituent member throughout the period.


Compass Group
FTSE 100 Index
Value of a hypothetical £100 holding
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
2006

Compliance

This Report complies with the requirements of the Companies Act 1985, the Directors' Remuneration Report Regulations 2002 and the Listing Rules of the Financial Services Authority. The information shown on pages 31 to 34 of this report which details individual remuneration, share options, pension and share interests is audited. Compliance with the Combined Code is detailed in the Corporate Governance report on page 24.

Independent auditors' report to the members of Compass Group PLC

We have audited the Group financial statements of Compass Group PLC for the year ended 30 September 2006 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and the related notes 1 to 38. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the individual company financial statements of Compass Group PLC for the year ended 30 September 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the Group financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether, in our opinion, the directors' report is consistent with the Group financial statements. We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 30 September 2006 and of its profit for the year then ended;
- the Group financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the Group financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
29 November 2006

Consolidated income statement
for the year ended 30 September 2006

	Notes	Before exceptional items £m	Exceptional items (Note 4) £m	Total 2006 £m	Before exceptional items £m	Exceptional items (Note 4) £m	Total 2005 £m
Continuing operations:							
Revenue	2	10,815	–	10,815	10,073	–	10,073
Operating costs	3	(10,309)	–	(10,309)	(9,577)	(108)	(9,685)
Operating profit	2	506	–	506	496	(108)	388
Share of profit of associates		2	–	2	–	–	–
Total operating profit		508	–	508	496	(108)	388
Finance income	6	15	–	15	4	–	4
Finance costs	6	(160)	–	(160)	(156)	–	(156)
Hedge accounting ineffectiveness	6	11	–	11	(3)	–	(3)
Profit before tax		374	–	374	341	(108)	233
Income tax expense	7	(113)	44	(69)	(96)	(1)	(97)
Profit for the year from continuing operations	2	261	44	305	245	(109)	136
Discontinued operations:							
Profit/(loss) for the year from discontinued operations	8	17	(27)	(10)	114	(41)	73
Profit for the year		278	17	295	359	(150)	209
Attributable to:							
Equity shareholders of the Company		268	17	285	345	(150)	195
Minority interest		10	–	10	14	–	14
		278	17	295	359	(150)	209
Basic earnings per share	9						
From continuing operations				13.7p			5.7p
From discontinued operations				(0.4)p			3.3p
From continuing and discontinued operations				13.3p			9.0p
Diluted earnings per share	9						
From continuing operations				13.7p			5.7p
From discontinued operations				(0.4)p			3.3p
From continuing and discontinued operations				13.3p			9.0p

Consolidated statement of recognised income and expense
for the year ended 30 September 2006

	Notes	2006 £m	2005 £m
Fair value movement on cash flow hedges		4	7
Currency translation differences		(7)	14
Actuarial losses on post-employment benefits	24	(37)	(157)
Tax on items taken directly to equity	7	3	33
Net loss recognised directly in equity		(37)	(103)
Transfer to profit or loss from equity of cumulative translation differences on discontinued activities		2	–
Transfer to profit or loss from equity on cash flow hedges		(6)	–
Net expense recognised directly in equity		(41)	(103)
Profit for the financial year		295	209
Total recognised income and expense for the year	26	254	106
Attributable to:			
Equity shareholders of the Company		248	92
Minority interest		6	14
		254	106

Consolidated balance sheet
as at 30 September 2006

	Notes	2006 £m	2005 £m
Assets			
Non-current assets			
Goodwill	11	3,451	4,220
Other intangible assets	12	152	168
Property, plant and equipment	13	756	1,657
Interests in associates	14	39	45
Other investments	15	9	6
Deferred tax assets	7	237	198
Trade and other receivables	17	117	140
Derivative financial instruments	21	22	44
		4,783	6,478
Current assets			
Inventories	18	212	253
Trade and other receivables	17	1,424	1,574
Overseas tax recoverable		10	9
Derivative financial instruments	21	9	2
Cash and cash equivalents	19	848	281
		2,503	2,119
Total assets		7,286	8,597
Liabilities			
Current liabilities			
Short-term borrowings	20	(119)	(150)
Derivative financial instruments	21	(2)	(20)
Current tax liabilities		(357)	(334)
Trade and other payables	22	(1,990)	(2,437)
Provisions	23	(65)	(10)
		(2,533)	(2,951)
Non-current liabilities			
Long-term borrowings	20	(1,835)	(2,580)
Derivative financial instruments	21	(18)	(2)
Post-employment benefit obligations	24	(282)	(555)
Provisions	23	(242)	(143)
Deferred tax liabilities	7	(18)	(17)
Other liabilities	22	(46)	(71)
		(2,441)	(3,368)
Total liabilities		(4,974)	(6,319)
Net assets		2,312	2,278
Equity			
Share capital	25	210	216
Share premium account	26	96	94
Capital redemption reserve	26	15	9
Less: own shares	26	–	(1)
Other reserves	26	4,288	4,137
Retained earnings	26	(2,303)	(2,204)
Total equity shareholders' funds		2,306	2,251
Minority interests	26	6	27
Total equity		2,312	2,278

Approved by the Board of directors on 29 November 2006 and signed on their behalf by

Richard J Cousins, Director
Andrew D Martin, Director

Consolidated cash flow statement
for the year ended 30 September 2006

	Notes	2006 £m	2005 £m
Cash generated from operations	29	754	699
Interest paid		(186)	(161)
Interest element of finance lease rentals		(3)	(3)
Tax received		4	23
Tax paid		(101)	(91)
Net cash from operating activities for continuing operations		468	467
Net cash from operating activities for discontinued operations	30	29	181
Net cash from operating activities		497	648
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associated undertakings	28	(167)	(121)
Proceeds from sale of subsidiary companies and associated undertakings	8	1,807	75
Contribution of disposal proceeds to pension plans		(280)	–
Purchase of property, plant and equipment		(206)	(248)
Proceeds from sale of property, plant and equipment		27	35
Purchase of intangible assets		(30)	(20)
Dividends received from associated undertakings		2	4
Interest received		15	4
Net cash from/(used in) investing activities by continuing operations		1,168	(271)
Net cash used in investing activities by discontinued operations	30	(59)	(65)
Net cash from/(used in) investing activities		1,109	(336)
Cash flow from financing activities			
Issue of ordinary share capital		2	1
Purchase of own shares (net)		(148)	–
Net decrease in borrowings	31	(647)	(32)
Repayment of obligations under finance leases	31	(15)	(16)
Equity dividends paid		(213)	(205)
Dividends paid to minority interests		(11)	(15)
Net cash used in financing activities by continuing operations		(1,032)	(267)
Net cash used in financing activities by discontinued operations	30	–	(1)
Net cash used in financing activities		(1,032)	(268)
Net increase in cash and cash equivalents		574	44
Cash and cash equivalents at beginning of the year		281	233
Exchange gains and losses on cash and cash equivalents		(7)	4
Cash and cash equivalents at end of the year	31	848	281

Reconciliation of free cash flow from continuing operations
for the year ended 30 September 2006

	2006 £m	2005 £m
Net cash from operating activities for continuing operations	468	467
Purchase of property, plant and equipment	(206)	(248)
Proceeds from sale of property, plant and equipment	27	35
Purchase of intangible assets	(30)	(20)
Dividends received from associated undertakings	2	4
Interest received	15	4
Dividends paid to minority interests	(11)	(15)
Free cash flow – continuing operations	265	227

Notes to the consolidated financial statements
for the year ended 30 September 2006

1 Accounting policies
The significant accounting policies adopted in the preparation of the Group's financial statements are set out below:

A Accounting convention and basis of preparation
The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union at 30 September 2006 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. They have been prepared under the historical cost convention as modified by the revaluation of certain financial instruments. The disclosures required by IFRS 1 'First-time Adoption of International Financial Reporting Standards' concerning the transition under UK GAAP to IFRS are included in note 37 with additional detail set out in 'Adoption of International Financial Reporting Standards 'IFRS': preliminary restatement of 2005 financial information', a separate document published in the Investor Relations section of the Group website (www.compass-group.com) on 1 March 2006 and which is also available on request. The 2006 financial statements are the first financial statements to be prepared in accordance with IFRS and the date of the transition to IFRS is 30 September 2004.

IFRS 1 sets out the requirements for the first-time adoption of IFRS. Generally, IFRS 1 requires that the accounting policies to be adopted are compliant with IFRS and that these policies be applied retrospectively to all periods presented. However, a number of exemptions are permitted to be taken in preparing the balance sheet at the date of transition ('the transition balance sheet') and in preparing the financial information for the year ended 30 September 2005.

In accordance with IFRS 1, the directors have not revised estimates required under IFRS that were also required under UK GAAP as at 30 September 2004 and 30 September 2005 and in addition, where estimates were not required under UK GAAP, they have been based on information known at that time, and not on subsequent events.

The Group has elected to take the following permitted exemptions.
- The acquisition accounting of business combinations completed prior to the transition date has not been restated. The net book value of goodwill as at the transition date has been treated as deemed cost of goodwill under IFRS.
- IFRS requires the tracking of all cumulative foreign exchange adjustments taken to reserves. These amounts are reversed upon any subsequent disposal of the business to which they relate. The cumulative translational foreign exchange difference that has been taken to reserves for foreign operations prior to the transition date has been assumed to be zero.
- The Group has previously disclosed fair values for share-based payments. Consequently, as permitted by the transitional provisions of IFRS 2 'Share-based Payments' the Group has opted for full retrospective adoption.
- All cumulative pension actuarial gains and losses have been recognised in equity at the transition date.

In addition the Group has elected to adopt early 'Amendments to IAS 19 Employee Benefits'. The Group has selected the option available within this standard, similar to FRS 17 under UK GAAP, for immediate recognition of all actuarial gains and losses outside of the income statement.

The Group has not elected to defer the implementation of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' and has adopted these with effect from the transition date. It is the intention to apply hedge accounting where the relevant requirements of IAS 39 are met.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 October 2006 or later periods but which the Group has not adopted early. The Group has identified IFRS 7 'Financial Instruments: Disclosures', IFRIC 4 'Determining whether an Arrangement contains a Lease', IFRIC 8 'Scope of IFRS 2' and IFRIC 9 'Reassessment of Embedded Derivatives' as being relevant to its business. The impact on the Group's operations is currently being assessed.

B Use of assumptions and estimates
The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the next financial year are discussed below.

Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the results for the year and the respective income tax and deferred tax provisions in the year in which such determination is made.

Goodwill
The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy set out in section M below. The recoverable amounts of cash generating units have been determined based on value in use calculations. These calculations require the use of estimates and assumptions consistent with the most up-to-date budgets and plans that have been formally approved by management. The key assumptions used for the value in use calculations are set out in note 11 to the financial statements.

Post-employment benefits
Defined benefit schemes are reappraised annually by independent actuaries based on actuarial assumptions. Significant judgment is required in determining these actuarial assumptions. The principal assumptions used are described in note 24 to the financial statements.

C Basis of consolidation
The consolidated financial statements consist of the financial statements of the Company, entities controlled by the Company (its subsidiaries) and the Group's share of interests in joint ventures and associates made up to 30 September each year.

D Subsidiaries, associates and joint ventures
Subsidiaries are entities over which the Group has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing control.

Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and other venturers under a contractual agreement. The Group's share is accounted for using the proportionate consolidation method. The consolidated income statement and balance sheet include the Group's share of the assets, liabilities, income and expenses.

Notes to the consolidated financial statements
continued

1 Accounting policies continued

Associates are undertakings that are not subsidiaries or joint ventures over which the Group has significant influence and can participate in financial and operating policy decisions. Investments in associated undertakings are accounted for using the equity method. The consolidated income statement includes the Group's share of the profit after tax of the associated undertakings. Investments in associates include goodwill identified on acquisition and are carried in the Group balance sheet at cost plus post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in value.

Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the Group.

The results of subsidiaries, associates or joint ventures acquired or disposed of during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Intra-group transactions

All intra-group transactions, balances, income and expenses are eliminated on consolidation. Where a Group subsidiary transacts with a joint venture of the Group, profits or losses are eliminated to the extent of the Group's interest in the relevant joint venture.

E Acquisitions

The acquisition of subsidiaries is accounted for using the purchase method. The cost of acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are recognised at the fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale which are recognised and measured at fair value less costs to sell. The cost of the acquisition over the Group's interest in the net fair value of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

F Foreign currency

The consolidated financial statements are prepared in pounds sterling, which is the functional currency of the parent company.

In preparing the financial statements of individual companies within the Group, transactions in currencies other than pounds sterling are recorded at the rates of exchange on the dates of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates on the balance sheet date. Gains and losses arising on retranslation are included in the income statement for the period, except for where they arise on items taken directly to equity, in which case they are also recognised in equity.

In order to hedge its exposure to certain foreign exchange risks the Group enters into forward contracts (see section Q below for the Group's accounting policies in respect of derivative financial instruments).

On consolidation, the assets and liabilities of the Group's overseas operations (expressed in their functional currencies, being the currency of the primary economic environment in which each entity operates) are translated at the exchange rates on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expense in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

G Revenue

Revenue is recognised in the period in which services are provided in accordance with the terms of the contractual relationships with third parties. Revenue represents the fair value of the consideration received or receivable for goods and services provided in the normal course of business, excluding trade discounts, value added tax and similar sales taxes.

H Rebates and other amounts received from suppliers

Rebates and other amounts received from suppliers are treated as a deduction from the related operating costs or cost of assets acquired.

I Borrowing costs

Borrowing costs are recognised in the income statement in the period in which they are incurred.

J Operating profit

Operating profit is stated before the share of results of associates, investment revenue and finance costs.

K Exceptional items

Exceptional items are disclosed and described separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to the significance of their nature or amount.

L Tax

Income tax expense comprises current and deferred tax. Tax is recognised in the income statement except where it relates to items taken directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interest in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised.

Deferred tax assets and liabilities are offset against each other when they relate to income taxes levied by the same tax jurisdiction and the Group intends to settle its current tax assets and liabilities on a net basis.

Notes to the consolidated financial statements
continued

1 Accounting policies continued

M Intangible assets

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill is tested annually for impairment and is carried at cost less any accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. If the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is immediately recognised in the income statement and an impairment loss recognised for goodwill is not subsequently reversed.

On disposal, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent gain or loss on disposal.

Other intangible assets

Intangible assets acquired separately are capitalised at cost or, if acquired as part of a business combination, are capitalised at fair value as at the date of the acquisition. Internally-generated intangible assets are not capitalised. Amortisation is charged on a straight-line basis on assets over their expected useful lives. The following rates applied for the Group:
- contract-related intangible assets: the life of the contract;
- computer software: 8% to 33% per annum.

N Property, plant and equipment

All tangible fixed assets are reviewed for impairment when there are indications that the carrying value may not be recoverable. Freehold land is not depreciated. All other property, plant and equipment assets are carried at cost less accumulated depreciation and any recognised impairment in value.

Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. The following rates applied for the Group:
- freehold buildings and long-term leasehold property: 2% per annum;
- short-term leasehold property: the life of the lease;
- plant and machinery: 8% to 33% per annum;
- fixtures and fittings: 8% to 33% per annum.

When assets are sold, the difference between sales proceeds and the carrying amount of the assets is dealt with in the income statement.

O Assets held for sale

Non-current assets and disposal groups are classified as held for sale if the carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, management is committed to a sale plan, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification. These assets are measured at the lower of carrying value and fair value less costs to sell.

P Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is calculated using either the weighted average price or the first in, first out method as appropriate to the circumstances. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Q Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets and liabilities, including derivative financial instruments, denominated in foreign currencies are translated into sterling at period-end exchange rates. Gains and losses are dealt with through the income statement, unless hedge accounting treatment is available.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Borrowings

Borrowings are recognised initially at the proceeds received, net of direct issue costs. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of direct issue costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Liabilities in respect of option agreements

Option agreements that allow the Group's equity partners to require the Group to purchase the minority interest are treated as derivatives over equity instruments. These are recorded in the balance sheet at fair value and the valuation is re-evaluated at each period end. Fair value is based on the present value of expected cash outflows. The movement in fair value is recognised as income or expense within finance costs in the income statement.

Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with changes in foreign exchange rates and interest rates. Such derivative financial instruments are initially measured at fair value on the contract date, and are re-measured to fair value at subsequent reporting dates.

The use of financial derivatives is governed by the Group's policies approved by the Board of directors that provide written principles on the use of financial derivatives consistent with the Group's risk management strategy. The Group does not use derivative financial instruments for speculative purposes.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

In relation to fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the net profit and loss such that it is fully amortised by maturity.

Notes to the consolidated financial statements
continued

1 Accounting policies continued

When fair value hedge accounting is discontinued, any adjustment to the carrying amount of the hedged item for the designated risk for interest-bearing financial instruments is amortised to profit or loss, with amortisation commencing no later than when the hedged item ceases to be adjusted.

The Group's policy is to convert a proportion of its floating rate debt to fixed rates. The Group designates these as cash flow hedges of interest rate risk.

In relation to cash flow hedges (forward foreign exchange contracts) to hedge firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or liability, then at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost of other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivative financial instruments that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement in the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the period.

R Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Payments made under operating leases are charged to income on a straight-line basis over the period of the lease. Any incentives to enter into an operating lease are also spread on a straight-line basis over the lease term.

S Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the cost of settling these liabilities and are discounted to present value where the effect is material.

T Employee benefits

Pension obligations

Payments made to defined contribution pension schemes are charged as an expense when they fall due. Payments made to state-managed schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution pension scheme.

For defined benefit pension schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The pension obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Other post-employment obligations

Some Group companies provide other post-employment benefits. The expected costs of these benefits are accrued over the period of employment using a similar basis to that used for defined benefit pension schemes. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Share-based payments

The Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using either the binomial distribution or Black-Scholes pricing models as is most appropriate for each scheme. The expected life used in the models has been adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date.

Holiday pay

Paid holidays and similar entitlements are regarded as an employee benefit and are charged to the income statement as the benefits are earned. An accrual is made at the balance sheet date to reflect the fair value of holidays earned but not taken.

Notes to the consolidated financial statements
continued

2 Segmental reporting	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Total £m
Geographical segments						
Year ended 30 September 2006						
Revenue						
Total revenue	4,437	3,283	2,805	1,777	–	12,302
Less: inter-segment revenue	–	(21)	–	(17)	–	(38)
Revenue from external clients	4,437	3,262	2,805	1,760	–	12,264
Less: discontinued	(147)	(399)	(848)	(55)	–	(1,449)
Revenue from external clients – continuing operations	4,290	2,863	1,957	1,705	–	10,815
Result						
Total operating profit	247	181	129	49	(77)	529
Less: discontinued	(2)	(12)	(15)	6	–	(23)
	245	169	114	55	(77)	506
Share of profit of associates	1	–	1	–	–	2
Segment result – continuing operations	246	169	115	55	(77)	508
Finance income						15
Finance costs						(160)
Hedge accounting ineffectiveness						11
Profit before tax						374
Income tax expense						(69)
Profit for the year from continuing operations						305
Year ended 30 September 2005						
Revenue						
Total revenue	3,937	3,554	3,254	1,680	–	12,425
Less: inter-segment revenue	–	(26)	–	(5)	–	(31)
Revenue from external clients	3,937	3,528	3,254	1,675	–	12,394
Less: discontinued	(176)	(698)	(1,272)	(175)	–	(2,321)
Revenue from external clients – continuing operations	3,761	2,830	1,982	1,500	–	10,073
Result						
Total operating profit	221	211	193	87	(58)	654
Less: discontinued	(3)	(42)	(79)	(34)	–	(158)
	218	169	114	53	(58)	496
Share of profit of associates	–	–	–	–	–	–
Segment result – continuing operations before exceptional items	218	169	114	53	(58)	496
Exceptional items (note 4)	2	(107)	(1)	–	(2)	(108)
Segment result – continuing operations after exceptional items	220	62	113	53	(60)	388
Finance income						4
Finance costs						(156)
Hedge accounting ineffectiveness						(3)
Profit before tax						233
Income tax expense						(97)
Profit for the year from continuing operations						136

Notes to the consolidated financial statements
continued

2 Segmental reporting continued	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Total £m
Balance sheet						
As at 30 September 2006						
Segment assets – continuing	1,845	1,345	2,201	711	57	6,159
Segment liabilities – continuing	(746)	(766)	(424)	(348)	(340)	(2,624)
Segment net assets – continuing	1,099	579	1,777	363	(283)	3,535
Net debt						(1,095)
Current and deferred tax						(128)
Group net assets						2,312
As at 30 September 2005						
Total segment assets	1,868	1,666	3,755	757	17	8,063
Less: discontinued	(114)	(263)	(1,507)	(39)	–	(1,923)
Segment assets – continuing	1,754	1,403	2,248	718	17	6,140
Total segment liabilities	(734)	(954)	(885)	(333)	(310)	(3,216)
Less: discontinued	21	175	127	4	–	327
Segment liabilities – continuing	(713)	(779)	(758)	(329)	(310)	(2,889)
Segment net assets – continuing	1,041	624	1,490	389	(293)	3,251
Add: discontinued net assets						1,596
Net debt						(2,425)
Current and deferred tax						(144)
Group net assets						2,278

Notes to the consolidated financial statements
continued

2 Segmental reporting continued	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Total £m
Other information						
Year ended 30 September 2006						
Capital additions						
– Property, plant and equipment	103	71	14	23	–	211
– Other intangible assets	16	2	11	1	1	31
– Discontinued activities: property, plant and equipment	19	17	36	1	–	73
Depreciation and amortisation						
– Property, plant and equipment	68	70	36	18	1	193
– Other intangible assets	13	15	8	1	1	38
– Discontinued activities	9	12	27	2	–	50
Investment in associates – continuing	16	1	22	–	–	39
Other disclosures – continuing						
– Impairment losses recognised in income	–	–	–	–	–	–
– Other non-cash expenses	6	9	5	8	–	28
Year ended 30 September 2005						
Capital additions						
– Property, plant and equipment	109	85	39	26	2	261
– Other intangible assets	9	1	8	–	–	18
– Discontinued activities: property, plant and equipment	14	21	41	2	–	78
Depreciation and amortisation						
– Property, plant and equipment	68	76	38	20	1	203
– Other intangible assets	6	6	8	–	1	21
– Discontinued activities	10	21	35	18	–	84
Investment in associates – continuing	17	1	22	–	–	40
Investment in associates – discontinued	–	5	–	–	–	5
Other disclosures – continuing						
– Impairment losses recognised in income	–	107	–	–	–	107
– Other non-cash expenses	7	2	10	–	–	19

Additional information on discontinued businesses is given in note 8.

Other non-cash expenses include share-based payments, bad debt expense and provision movements.

Notes to the consolidated financial statements
continued

2 Segmental reporting continued	Contracts £m	Vending £m	Travel concessions £m	Central activities £m	Total £m
Business segments					
Year ended 30 September 2006					
External revenue – continuing	**9,735**	**1,003**	**77**	**–**	**10,815**
External revenue – discontinued	**55**	**–**	**1,394**	**–**	**1,449**
Segment assets – continuing	**5,283**	**800**	**19**	**57**	**6,159**
Capital additions					
– Property, plant and equipment	**150**	**61**	**–**	**–**	**211**
– Other intangible assets	**30**	**–**	**–**	**1**	**31**
– Discontinued operations	**–**	**–**	**73**	**–**	**73**
Year ended 30 September 2005					
External revenue – continuing	8,878	993	202	–	10,073
External revenue – discontinued	175	–	2,146	–	2,321
Segment assets – continuing	5,314	790	19	17	6,140
Segment assets – discontinued	39	–	1,884	–	1,923
Capital additions					
– Property, plant and equipment	189	60	10	2	261
– Other intangible assets	18	–	–	–	18
– Discontinued operations	2	–	76	–	78

All revenue relates to the provision of services.

3 Operating costs – continuing operations	2006 £m	2005 £m
Employee benefit expense (note 5)	**4,659**	4,381
Depreciation – owned assets	**180**	190
– leased assets	**13**	13
Amortisation	**38**	21
Impairment of goodwill (notes 4, 11)	**–**	107
Cost of inventories consumed	**3,652**	3,430
Property lease rentals	**70**	76
Other occupancy rentals – minimum guaranteed rent	**40**	30
Other occupancy rentals – rent in excess of minimum guaranteed rent	**26**	18
Other asset rentals	**79**	74
Audit and non-audit services (see below)	**8**	7
Net foreign exchange losses	**–**	(1)
Other expenses	**1,544**	1,339
	10,309	9,685

	2006 £m	2005 £m
Audit and non-audit services		
Audit services:		
Fees payable to the Company's auditors for the audit of the Company's annual financial statements	**0.4**	0.4
Fees payable to the Company's auditors and their associates for other services to the Group:		
The audit of the Company's subsidiaries and joint ventures pursuant to legislation	**3.0**	3.5
Audit fees relating to IFRS comparatives	**0.2**	0.5
Total audit fees	**3.6**	4.4
Other services supplied pursuant to legislation	**0.3**	–
Other services relating to tax	**2.9**	2.3
All other services	**0.8**	0.1
Total non-audit fees	**4.0**	2.4

All other services includes £0.5 million in respect of assurance work relating to disposals.

Notes to the consolidated financial statements
continued

4 Exceptional items	2006 £m	2005 £m
Continuing operations:		
Charged within operating profit:		
Impairment of goodwill – Italy	–	(107)
Loss on disposal of businesses	–	(1)
	–	(108)
Credited/(charged) within income tax expense (note 7):		
Current tax	5	–
Adjustment in respect of prior years	17	–
Current year deferred tax	22	–
Tax charge on loss on disposal of businesses	–	(1)
	44	(1)
Continuing operations	44	(109)
Charged within discontinued activities:		
Profit after tax on disposal of businesses (note 8)	20	–
Settlement of UN contract claims and related expenses	(39)	–
Middle East military catering business	(8)	(45)
Tax credit on discontinued activities	–	4
Discontinued activities	(27)	(41)
Total	17	(150)

The exceptional tax credits arise in respect of previously unrecognised tax losses and tax deductions in respect of pension prepayments in the UK tax group that originated in previous years.

In 2006, £39 million has been charged to complete investigations and to settle lawsuits for lost profits brought by two competitors of the Group, ES-KO International Inc and Supreme Foodservice AG in relation to contracts awarded to Eurest Support Services by the UN.

The Group has discontinued its military catering operations in the Middle East, which were formerly part of the Rest of the World geographical segment. In 2006, £8 million has been provided to settle claims arising in 2005. Related asset write-downs and provisions resulted in an exceptional charge of £45 million in 2005.

The goodwill relating to Onama in Italy (which forms part of the Continental Europe geographical segment) was impaired in 2005 following a review of the profitability of the underlying business. Value in use was calculated by discounting cash flows at a pre-tax rate of 9.7%. Further information on value in use calculations is given in note 11.

In 2005, the Group disposed of 75% of the Au Bon Pain business in North America and 100% of its interest in the Gatwick Meridien Hotel in the UK and paid further costs relating to previous disposals resulting in an overall net loss of £1 million.

Notes to the consolidated financial statements
continued

5 Employees

	2006 Number	2005 Number
The average number of employees, including directors and part-time employees, was:		
North America	**140,096**	131,408
Continental Europe	**68,331**	74,056
United Kingdom	**69,813**	71,523
Rest of the World	**100,778**	91,421
Total continuing	**379,018**	368,408
Discontinued businesses	**27,906**	41,666
Total continuing and discontinued	**406,924**	410,074

	Continuing 2006 £m	Continuing 2005 £m
The aggregate remuneration of all employees including directors comprised:		
Wages and salaries	**3,973**	3,715
Social security costs	**611**	566
Share-based payments	**21**	42
Pension costs – defined contribution plans	**33**	24
Pension costs – defined benefit plans	**21**	34
Total	**4,659**	4,381

In addition to the pension operating cost shown above, there is a net charge to finance costs of £11 million (2005: £14 million).

Aggregate remuneration of employees of discontinued operations was £352 million (2005: £464 million).

Remuneration of key management personnel
Key management personnel is represented by the Board of directors and the members of the Executive Committee. Their compensation is shown below:

	2006 £m	2005 £m
Salaries and other short-term employee benefits	**9.6**	6.8
Termination benefits	**0.4**	1.2
Share-based payments	**0.4**	4.8
	10.4	12.8

Information on directors' remuneration, share options, long-term incentive plans, pension contributions and entitlements is set out in the audited section of the Directors' remuneration report on pages 28 to 35 and forms part of these financial statements.

6 Finance income and costs

	2006 £m	2005 £m
Finance income		
Bank interest	**15**	4
Finance costs		
Bank loans and overdrafts	**35**	42
Other loans	**107**	91
Finance lease interest	**3**	3
	145	136
Unwinding of discount on put options held by minority shareholders	**4**	6
Interest on pension scheme liabilities net of expected return on scheme assets (note 24)	**11**	14
	160	156
Hedge accounting ineffectiveness		
Unrealised net gains on financial instruments	**11**	1
Unhedged translation losses on foreign currency borrowings	**–**	(4)
	11	(3)

Notes to the consolidated financial statements
continued

7 Tax	2006 £m	2005 £m
Recognised in the income statement: income tax expense on continuing operations		
Current year	158	115
Adjustment in respect of prior years	(39)	(52)
Current tax expense	119	63
Current year deferred tax	(4)	24
Adjustment in respect of prior years	(2)	9
Deferred tax (credit)/expense	(6)	33
Income tax expense on continuing operations before exceptional items	113	96
Exceptional items (note 4):		
Current tax (credit)/expense	(22)	1
Deferred tax (credit)/expense	(22)	–
Income tax expense on continuing operations	69	97

The income tax expense for the year is based on the United Kingdom statutory rate of corporation tax of 30% (2005: 30%). Overseas tax is calculated at the rates prevailing in the respective jurisdictions.

	2006 £m	2005 £m
Reconciliation of the income tax expense on continuing operations before exceptional items		
Profit before tax from continuing operations before exceptional items	374	341
Notional income tax expense at the UK statutory rate on the profit before tax	112	102
Effect of different tax rates of subsidiaries operating in other jurisdictions	17	18
Permanent differences	21	15
Impact of share-based payments	3	9
Tax on profit of associates	(1)	(1)
Utilisation of previously unrecognised tax losses	(7)	(12)
Unrelieved current year tax losses	8	7
Prior year items	(41)	(43)
Other	1	1
Income tax expense on continuing operations before exceptional items	113	96
Tax on items credited/(charged) to equity		
Deferred tax credit on actuarial losses on post-employment benefits	10	35
Tax on foreign exchange movements recognised in equity	(10)	2
Other current and deferred tax credits/(charges)	3	(4)
Total tax credited to equity	3	33

	Tax depreciation £m	Intangibles £m	Pensions and post-employment benefits £m	Tax losses £m	Self-funded insurance provisions £m	Net short-term temporary differences £m	Total £m
Movement in net deferred tax							
At 1 October 2005	(51)	12	172	12	19	17	181
Credit/(charge) to income	22	(8)	(23)	–	4	47	42
Credit/(charge) to equity	–	(9)	10	–	–	(3)	(2)
Transfer from current tax	–	–	(1)	–	–	–	(1)
Business disposals	4	(4)	–	(1)	–	4	3
Other movements	3	2	(1)	–	1	(9)	(4)
Exchange adjustment	1	5	(3)	(1)	(1)	(1)	–
At 30 September 2006	(21)	(2)	154	10	23	55	219

Net short-term temporary differences relate principally to provisions and other liabilities of overseas subsidiaries.

Notes to the consolidated financial statements
continued

7 Tax continued

After netting off balances within countries, the following are the deferred tax assets and liabilities recognised in the consolidated balance sheet:

	2006 £m	2005 £m
Deferred tax assets	237	198
Deferred tax liabilities	(18)	(17)
	219	181

Unrecognised deferred tax assets in respect of tax losses and other temporary differences amount to £55 million (2005: £80 million). Of the total, tax losses of £3 million will expire at various dates between 2007 and 2013. These deferred tax assets have not been recognised as the timing of recovery is uncertain. No deferred tax liability is recognised on temporary differences of £1,150 million (2005: £645 million) relating to the unremitted earnings of overseas operations as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

8 Discontinued operations

Following the decision to focus on its core contract catering business the Group disposed of its Inflight catering operations, which operated principally in Continental Europe on 19 December 2005 and its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, 'SSP') on 15 June 2006. Gross proceeds from the sale of SSP were £1,865 million and costs incurred were £67 million. In addition, the Group has discontinued its Middle East military catering operations and withdrawn from or disposed of various other businesses, shown as 'other' below.

Details of net assets disposed of and disposal proceeds are as follows.

	SSP £m	Other £m	2006 £m	2005 £m
Goodwill	798	51	849	31
Intangible assets	10	–	10	–
Property, plant and equipment	755	125	880	57
Investments	5	3	8	–
Inventories	29	9	38	3
Trade and other receivables	74	49	123	8
Cash at bank	94	24	118	–
Gross assets disposed of	1,765	261	2,026	99
Trade and other payables	(208)	(51)	(259)	(10)
Post-employment benefit obligations	(10)	(4)	(14)	–
Tax	(6)	(6)	(12)	2
Minority interest	(1)	(5)	(6)	–
Other liabilities	–	(5)	(5)	–
Gross liabilities disposed of	(225)	(71)	(296)	(8)
Net assets disposed of	1,540	190	1,730	91
Liabilities retained	88	21	109	–
Cumulative exchange translation loss recycled on disposals	2	–	2	–
Profit/(loss) on disposal	168	(54)	114	(1)
Consideration, net of costs	1,798	157	1,955	90
Consideration deferred to future periods	(37)	(8)	(45)	–
Cash disposed of	(94)	(24)	(118)	–
Investment in associated undertaking retained on disposal of subsidiary	–	–	–	(15)
Cash inflow from current year disposals	1,667	125	1,792	75
Deferred consideration relating to previous disposals	–	15	15	–
Cash inflow from disposals	1,667	140	1,807	75

Notes to the consolidated financial statements
continued

8 Discontinued operations continued	SSP £m	Other £m	2006 £m	2005 £m
Financial performance of discontinued operations				
External revenue	1,238	211	1,449	2,321
Operating costs	(1,209)	(217)	(1,426)	(2,163)
Exceptional operating costs (note 4)	–	(47)	(47)	(45)
Profit before tax	29	(53)	(24)	113
Income tax expense (see below)	(7)	1	(6)	(40)
Profit after income tax from discontinued operations	22	(52)	(30)	73
Reported as exceptional (note 4)				
Profit on disposal of net assets of discontinued operations	170	(54)	116	–
Cumulative translation exchange loss	(2)	–	(2)	–
Profit on disposal before tax	168	(54)	114	–
Tax	(99)	5	(94)	–
Total profit after income tax on disposal of net assets of discontinued operations	69	(49)	20	–
Profit/(loss) for the year of discontinued operations	91	(101)	(10)	73

	SSP £m	Other £m	2006 £m	2005 £m
Tax from discontinued operations				
Income tax expense on discontinued operations:				
Current tax	(9)	1	(8)	(44)
Deferred tax	2	–	2	–
Exceptional tax credit (note 4)	–	–	–	4
	(7)	1	(6)	(40)
Tax on disposal of net assets of discontinued operations:				
Current tax	(117)	11	(106)	–
Deferred tax	18	(6)	12	–
	(99)	5	(94)	–
	(106)	6	(100)	(40)

Notes to the consolidated financial statements
continued

9 Earnings per share

	Attributable profit 2006 £m	Attributable profit 2005 £m
Profit for the year attributable to equity shareholders of the Company	**285**	195
Add back: loss/(profit) for the year from discontinued operations	**10**	(73)
Attributable profit for the year from continuing operations	**295**	122
Exceptional items net of tax (note 4)	**(44)**	109
Attributable profit for the year from continuing operations before exceptional items	**251**	231
Hedge accounting ineffectiveness net of tax	**(7)**	4
Attributable underlying profit for the year from continuing operations before exceptional items	**244**	235

	Ordinary shares of 10p each 2006 millions	Ordinary shares of 10p each 2005 millions
Average number of shares for basic earnings per share	**2,147**	2,156
Dilutive share options	**3**	2
Average number of shares for diluted earnings per share	**2,150**	2,158

	Earnings per share 2006 pence	Earnings per share 2005 pence
Basic earnings per share		
From continuing and discontinued operations	**13.3**	9.0
From discontinued operations	**0.4**	(3.3)
From continuing operations	**13.7**	5.7
Exceptional items (net of tax)	**(2.0)**	5.0
From continuing operations before exceptional items	**11.7**	10.7
Hedge accounting ineffectiveness	**(0.3)**	0.2
From underlying continuing operations before exceptional items	**11.4**	10.9
Diluted earnings per share		
From continuing and discontinued operations	**13.3**	9.0
From discontinued operations	**0.4**	(3.3)
From continuing operations	**13.7**	5.7
Exceptional items (net of tax)	**(2.0)**	5.0
From continuing operations before exceptional items	**11.7**	10.7
Hedge accounting ineffectiveness	**(0.3)**	0.2
From underlying continuing operations before exceptional items	**11.4**	10.9

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the year. The adjusted underlying earnings per share figures have been calculated to show the underlying trading performance of the Group and are based on earnings excluding the effect of *goodwill* impairment charges, other exceptional items, hedge accounting ineffectiveness and discontinued activities.

10 Dividends

	2006 pence per share	2006 £m	2005 pence per share	2005 £m
Amounts recognised as distributions to equity shareholders during the year:				
Final dividend for the prior year	**6.5**	**140**	6.2	134
Interim dividend for the current year	**3.4**	**73**	3.3	71
	9.9	**213**	9.5	205

A final dividend in respect of 2006 of 6.7 pence per share is to be proposed at the Annual General Meeting on 16 February 2007 giving a total dividend in respect of 2006 of 10.1 pence per share. These financial statements do not include the accrual for this final dividend.

Notes to the consolidated financial statements
continued

11 Goodwill

	£m
Cost	
At 1 October 2004	4,220
Currency adjustment	35
Additions arising from acquisitions	115
Disposals	(43)
At 30 September 2005	4,327
Currency adjustment	(66)
Additions arising from acquisitions	152
Reclassified	(6)
Disposals	(849)
At 30 September 2006	3,558
Impairment	
Impairment loss recognised in the year ended 30 September 2005	107
At 30 September 2005	107
Impairment loss recognised in the year ended 30 September 2006	–
At 30 September 2006	107
Net book amounts	
At 30 September 2006	3,451
At 30 September 2005	4,220

Goodwill acquired in a business combination is allocated at acquisition to the cash generating units ('CGUs') that are expected to benefit from that business combination. A summary of goodwill allocation by business segment is show below.

	2006 £m	2005 £m
North America	908	849
Continental Europe	500	607
United Kingdom	1,798	2,511
Rest of the World	245	253
	3,451	4,220

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amount of a CGU has been determined from value in use calculations. The key assumptions for these calculations are long-term growth rates and pre-tax discount rates and use cash flow forecasts derived from the most recent financial budgets and forecasts approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates based on local expected economic conditions and do not exceed the long-term average growth rate for that country. The pre-tax discount rates are based on the Group's weighted average cost of capital adjusted for specific risks relating to the country in which the CGU operates.

	Residual growth rates	Pre-tax discount rates
North America	2.0-3.0%	10.9-12.2%
Continental Europe	0.9-3.4%	7.6-11.0%
United Kingdom	2.3%	9.3%
Rest of the World	0.2-13.7%	6.7-21.3%

At 30 September 2005, before impairment testing, goodwill of £163 million was allocated to the Italian Onama business within the Continental Europe segment. Due to poor economic conditions that have impacted the profitability of this business, the Group revised its cash flow forecasts for the Italian CGU and recognised an impairment loss of £107 million against goodwill. Value in use was calculated by discounting cash flows at a rate of 9.7%. At 30 September 2006 the recoverable amount of the Italian CGU exceeds the carrying value and no further impairment is considered necessary.

Notes to the consolidated financial statements
continued

12 Other intangible assets	Contract related £m	Computer software £m	Total £m
Cost			
At 1 October 2004	67	155	222
Currency adjustment	2	1	3
Additions	12	6	18
Disposals	(4)	–	(4)
Reclassified	4	11	15
At 30 September 2005	81	173	254
Currency adjustment	(6)	(3)	(9)
Additions	16	15	31
Disposals	(3)	–	(3)
Business acquisitions	(1)	–	(1)
Business disposals	(3)	(20)	(23)
Reclassified	10	–	10
At 30 September 2006	94	165	259
Amortisation			
At 1 October 2004	19	49	68
Currency adjustment	–	–	–
Charge for the year	7	14	21
Disposals	(3)	–	(3)
At 30 September 2005	23	63	86
Currency adjustment	(2)	(1)	(3)
Charge for the year	13	25	38
Disposals	(1)	–	(1)
Business disposals	–	(13)	(13)
At 30 September 2006	33	74	107
Net book amounts			
At 30 September 2006	61	91	152
At 30 September 2005	58	110	168

Contract related intangible assets generally arise when it is economically more efficient for a client to purchase assets used in the performance of the contract and the Group funds these purchases.

Notes to the consolidated financial statements
continued

13 Property, plant and equipment	Land and buildings £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost				
At 1 October 2004	969	1,364	705	3,038
Currency adjustment	6	14	6	26
Additions	24	204	111	339
Disposals	(26)	(114)	(79)	(219)
Business disposals	(26)	(53)	(5)	(84)
Reclassified	26	(69)	30	(13)
At 30 September 2005	**973**	**1,346**	**768**	**3,087**
Currency adjustment	(19)	(41)	(12)	(72)
Additions	22	193	69	284
Disposals	(19)	(75)	(77)	(171)
Business acquisitions	–	–	4	4
Business disposals	(679)	(328)	(283)	(1,290)
Reclassified	15	(59)	28	(16)
At 30 September 2006	**293**	**1,036**	**497**	**1,826**
Depreciation				
At 1 October 2004	191	781	373	1,345
Currency adjustment	3	8	3	14
Charge for the year	26	172	89	287
Disposals	(10)	(100)	(70)	(180)
Business disposals	(3)	(21)	(3)	(27)
Reclassified	13	(40)	18	(9)
At 30 September 2005	**220**	**800**	**410**	**1,430**
Currency adjustment	(8)	(26)	(7)	(41)
Charge for the year	24	152	67	243
Disposals	(9)	(75)	(52)	(136)
Business disposals	(112)	(171)	(127)	(410)
Reclassified	(3)	(7)	(6)	(16)
At 30 September 2006	**112**	**673**	**285**	**1,070**
Net book amounts				
At 30 September 2006	**181**	**363**	**212**	**756**
At 30 September 2005	753	546	358	1,657

The net book amount of the Group's property, plant and equipment includes, in respect of assets held under finance leases, land and buildings £5 million (2005: £9 million), plant and machinery £39 million (2005: £37 million) and fixtures and fittings £6 million (2005: £3 million).

14 Interests in associates	2006 £m	2005 £m
Cost and net book value		
At 1 October	45	30
Additions	–	4
Business disposals	(5)	–
Investment in associated undertaking retained on disposal of subsidiary	–	15
Share of retained profits less losses	2	–
Dividends received	(2)	(4)
Currency and other adjustments	(1)	–
At 30 September	39	45

The Group's principal associate is Au Bon Pain which is incorporated in the USA and whose business activity is foodservice. The Group has a remaining investment of 25%.

Notes to the consolidated financial statements
continued

14 Interests in associates continued

The share of the assets, liabilities, revenue and profit of the Group's associates are as follows:

	2006 £m	2005 £m
Goodwill	25	31
Assets other than goodwill	36	37
Total assets	61	68
Liabilities	(22)	(23)
Net assets	39	45
Revenue	50	24
Profit for the year	2	–

15 Other investments

	2006 £m	2005 £m
Debenture holdings in sports and leisure venues and other investments	4	4
Other investments	5	2
	9	6

16 Joint ventures

The Group's principal joint ventures are:

	% ownership	Country of incorporation
GR SA	50	Brazil
ADNH-Compass Middle East LLC	50	United Arab Emirates
Radhakrishna Hospitality Services Ltd	50	India
Sofra Yemek Üretim Ve Hizmet AS	54	Turkey

None of these investments is held directly by the ultimate parent company. All joint ventures provide foodservice in their countries of incorporation and make their accounts up to 30 September. Sofra is treated as a joint venture in the Group accounts because the parties work with equal powers to control the entity.

The share of the assets, liabilities, revenue and profit of the joint ventures which are included in the consolidated financial statements are as follows:

	2006 £m	2005 £m
Non-current assets	40	41
Current assets	72	80
Non-current liabilities	(10)	(11)
Current liabilities	(51)	(49)
	51	61
Revenue	282	234
Expenses	(266)	(219)
Profit after tax for the year	16	15

Joint ventures have an aggregate of £3 million (2005: £3 million) in contingent liabilities.

Notes to the consolidated financial statements
continued

17 Trade and other receivables	2006 Current £m	2006 Non-current £m	2005 Current £m	2005 Non-current £m
Trade receivables	1,212	4	1,334	5
Less: provision for the impairment of receivables	(41)	–	(53)	–
Net trade receivables	1,171	4	1,281	5
Amounts owed by associates	–	1	1	2
Other receivables	151	100	128	117
Prepayments and accrued income	102	12	164	16
	1,424	117	1,574	140

Book value of trade receivables approximates to their fair value because of the short-term nature of the receivables.

There is limited concentration of credit risk with respect to trade receivables due to the diverse and unrelated nature of the Group's customer base.

Debtor days at 30 September 2006 were 40 days (2005: 38 days).

18 Inventories	2006 £m	2005 £m
Food and beverage stocks	154	177
Other stocks	58	76
	212	253

19 Cash and cash equivalents	2006 £m	2005 £m
Cash at bank and in hand	153	210
Short-term bank deposits	695	71
	848	281

The carrying amounts of the Group's cash and short-term bank deposits are denominated in the following currencies:

	2006 £m	2005 £m
Sterling	741	144
US dollar	20	10
Euro	53	58
Japanese yen	3	7
Other	31	62
	848	281

20 Short-term and long-term borrowings	2006 £m	2005 £m
Short-term		
Loan notes	33	84
Bank loans	15	16
Bank overdrafts	56	33
Finance leases	15	17
	119	150
Long-term		
Bonds	1,350	1,416
Loan notes	421	493
Bank loans	22	628
Finance leases	42	43
	1,835	2,580

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Notes to the consolidated financial statements
continued

20 Short-term and long-term borrowings continued

Bonds are unsecured and consist of the following:

- Euro Eurobond with nominal value €750 million redeemable in 2009 and bearing interest at 6.0% per annum;
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum;
- Sterling Eurobond with nominal value £325 million redeemable in 2012 and bearing interest at 6.375% per annum; and
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$830 million (£444 million) at interest rates between 5.11% and 7.955%. US$465 million (£249 million) is repayable in five to ten years.

Bank overdrafts principally arise as a result of uncleared transactions. Interest on bank overdrafts is at the relevant money market rates.

Borrowing facilities

The Group had the following undrawn committed facilities available at 30 September 2006, in respect of which all conditions precedent had then been met.

	2006 £m	2005 £m
Expiring between two and five years	960	997

Subsequent to the year end, the facility available has been reduced to £644 million.

The maturity profile at 30 September 2006 of the carrying amount of the Group's borrowings (excluding finance leases) was as follows:

	2006 £m	2005 £m
Within one year, or on demand	104	133
Between one and two years	7	58
Between two and three years	606	62
Between three and four years	228	635
Between four and five years	72	755
In more than five years	880	1,027
	1,897	2,670

The fair value and the carrying value for borrowings (excluding finance leases) was as follows:

	2006 Carrying value £m	2006 Fair value £m	2005 Carrying value £m	2005 Fair value £m
€750m Eurobond 2009	519	531	539	558
£200m Eurobond 2010	204	208	211	214
£325m Eurobond 2012	339	333	369	341
£250m Eurobond 2014	288	266	297	274
US private placements	448	478	567	588
Other loan notes	6	6	10	7
Bank loans	37	36	644	646
Overdrafts	56	56	33	33
	1,897	1,914	2,670	2,661

Finance lease payments fall due as follows:

	2006 £m	2005 £m
Within one year	18	19
In two to five years	35	37
In more than five years	11	10
	64	66
Less: future finance charges	(7)	(6)
Present value of finance lease liabilities	57	60

Notes to the consolidated financial statements
continued

20 Short-term and long-term borrowings continued
The present value of finance leases consists of:

	2006 £m	2005 £m
Within one year	15	17
In two to five years	33	35
In more than five years	9	8
Present value of finance lease liabilities	57	60

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. The directors consider that the net present value of finance leases approximates to their fair value.

The carrying amounts of the Group's gross borrowings are denominated in the following currencies:

	Borrowings £m	Finance leases £m	2006 Total £m	Borrowings £m	Finance leases £m	2005 Total £m
Sterling	849	3	852	884	5	889
US dollar	481	25	506	682	23	705
Euro	525	22	547	544	21	565
Japanese yen	22	1	23	121	1	122
Other	20	6	26	439	10	449
	1,897	57	1,954	2,670	60	2,730

The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency.

21 Derivative financial instruments
Financial risk management

The Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out below.

The Group's financial instruments comprise cash, borrowings, trade debtors and trade creditors that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate and currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to minimise the Group's financial risks. The Board approves any changes to the policy.

Liquidity risk

The Group finances its borrowings from a number of sources including the bank and public and US private placement markets.

Foreign currency risk

The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency earnings are generated, they are used to service and repay debt in the same currency. For the period of the currency loans, therefore, the objective is to achieve an effective foreign currency hedge in real economic terms. Where necessary, to implement this policy, currency swaps are taken out which, when applied to the actual currency liabilities, convert these to an effective amount borrowed by currency.

The borrowings in each currency give rise to foreign exchange differences on translation into sterling. As the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of recognised income and expense rather than in the income statement.

Overseas earnings streams are translated at the average rate of exchange for the year. Fluctuations in exchange rates have given and will continue to give rise to translation differences. The business is, however, materially protected from any adverse economic or cash effects through the matching of cash flows to currency borrowings.

Interest rate risk

As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short-term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of the Group's projected debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Hedging activities

Fair value hedges

The Group uses interest rate swaps to hedge the fair value of fixed rate borrowings. These instruments swap the fixed interest payable on the borrowings into floating interest rates and hedge the fair value of the bond against changes in interest rates.

Notes to the consolidated financial statements
continued

21 Derivative financial instruments continued

Cash flow hedges

The Group uses interest rate swaps to hedge the cash flows from floating rate borrowings. These instruments swap floating interest payable on these borrowings into fixed interest rates and hedge against cash flow changes caused by changing interest rates. The cash flows and income statement impact hedged in this manner will occur between one and three years of the balance sheet date. The SSP disposal proceeds were used to repay floating rate borrowings in June 2006, which effectively terminated the cash flow hedges previously in place.

Net investment hedges

The Group uses foreign currency denominated debt, forward foreign exchange contracts and a cross currency interest rate swap to hedge against the change in sterling value of its foreign currency denominated net assets due to movements in foreign exchange rates.

Derivatives not in a hedging relationship

The Group has a number of derivative financial instruments that do not meet the criteria for hedge accounting. These include interest rate swaps, forward foreign exchange contracts, a cross currency swap and tax equalisation swaps.

All derivative financial instruments are shown at fair value in the balance sheet. The fair values have been determined by reference to prices available from the markets on which the instruments are traded. All other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m
30 September 2006				
Interest rate swaps:				
• fair value hedges	–	22	–	(18)
• cash flow hedges	–	–	–	–
• not in a hedging relationship	9	–	(1)	–
Cross currency swap:				
• not in a hedging relationship	–	–	(1)	–
Tax equalisation swaps:				
• not in a hedging relationship	–	–	–	–
	9	22	(2)	(18)

	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m
30 September 2005				
Interest rate swaps:				
• fair value hedges	–	44	–	(2)
• cash flow hedges	2	–	(1)	–
• not in a hedging relationship	–	–	(7)	–
Cross currency swap:				
• not in a hedging relationship	–	–	(9)	–
Tax equalisation swaps:				
• not in a hedging relationship	–	–	(3)	–
	2	44	(20)	(2)

The notional amounts of the Group's derivative instruments are denominated in the following currencies:

	2006 Fair value swaps £m	2006 Cash flow swaps £m	2005 Fair value swaps £m	2005 Cash flow swaps £m
Sterling	775	–	775	50
US dollar	236	375	276	378
Euro	339	156	340	214
Japanese yen	21	68	28	80
Other	–	223	–	258
	1,371	822	1,419	980

Notes to the consolidated financial statements
continued

21 Derivative financial instruments continued

The effective denomination of the Group's borrowings after the effect of derivative instruments is:

	2006 Gross borrowings £m	2006 Forwards and cross currency swaps £m	2006 Effective currency of borrowings £m	2005 Gross borrowings £m	2005 Forwards and cross currency swaps £m	2005 Effective currency of borrowings £m
Sterling	851	(526)	325	877	(37)	840
US dollar	506	375	881	705	227	932
Euro	547	(205)	342	565	(100)	465
Japanese yen	23	58	81	122	(9)	113
Other	26	299	325	449	(69)	380
	1,953	1	1,954	2,718	12	2,730

	Less than one year £m	Between one and two years £m	Between two and three years £m	Between three and four years £m	Between four and five years £m	Over five years £m	Total £m
30 September 2006							
Fixed interest:							
€750m Eurobond 2009	–	–	509	–	–	–	509
£200m Eurobond 2010	–	–	–	201	–	–	201
£325m Eurobond 2012	–	–	–	–	–	325	325
£250m Eurobond 2014	–	–	–	–	–	250	250
US private placements	27	–	81	19	68	247	442
Bank loans	5	4	4	4	4	–	21
	32	4	594	224	72	822	1,748
Cash flow swaps (fixed leg)	535	287	–	–	–	–	822
Fair value swaps (fixed leg)	(52)	(4)	(424)	(454)	(5)	(432)	(1,371)
Fixed interest liability/(asset)	515	287	170	(230)	67	390	1,199
Floating interest:							
Bank loans	11	3	–	–	–	2	16
Overdrafts	56	–	–	–	–	–	56
Other loans	6	–	–	–	–	–	6
	73	3	–	–	–	2	78
Cash flow swaps (floating leg)	(535)	(287)	–	–	–		(822)
Fair value swaps (floating leg)	52	4	424	454	5	432	1,371
Floating interest (asset)/liability	(410)	(280)	424	454	5	434	627
Finance lease obligations	15	14	10	6	3	9	57
Fair value adjustments to borrowings	–	–	(10)	–	–	29	19
Derivative financial instruments	(7)	–	11	(18)	–	3	(11)
Swap monetisation	–	–	22	4	–	25	51
Cross currency swaps	(1)	–	–	–	–	2	1
	7	14	33	(8)	3	68	117
Gross debt	112	21	627	216	75	892	1,943

Notes to the consolidated financial statements
continued

21 Derivative financial instruments continued

	Less than one year £m	Between one and two years £m	Between two and three years £m	Between three and four years £m	Between four and five years £m	Over five years £m	Total £m
30 September 2005							
Fixed interest:							
€750m Eurobond 2009	–	–	–	511	–	–	511
£200m Eurobond 2010	–	–	–	–	201	–	201
£325m Eurobond 2012	–	–	–	–	–	325	325
£250m Eurobond 2014	–	–	–	–	–	250	250
US private placements	74	28	–	88	20	349	559
Bank loans	5	5	5	5	4	4	28
	79	33	5	604	225	928	1,874
Cash flow swaps (fixed leg)	374	556	50	–	–	–	980
Fair value swaps (fixed leg)	(30)	(56)	(5)	(431)	(455)	(442)	(1,419)
Fixed interest liability/(asset)	423	533	50	173	(230)	486	1,435
Floating interest:							
Bank loans	13	26	57	–	519	1	616
Overdrafts	33	–	–	–	–	–	33
Other loans	10	–	–	–	–	–	10
	56	26	57	–	519	1	659
Cash flow swaps (floating leg)	(374)	(556)	(50)	–	–	–	(980)
Fair value swaps (floating leg)	30	56	5	431	455	442	1,419
Floating interest (asset)/liability	(288)	(474)	12	431	974	443	1,098
Finance lease obligations	17	14	10	6	5	8	60
Fair value adjustments to borrowings	–	–	–	–	6	49	55
Derivative financial instruments	18	(2)	–	–	(31)	(9)	(24)
Swap monetisation	4	–	–	31	5	30	70
Cross currency swaps	(6)	(1)	–	–	–	19	12
	33	11	10	37	(15)	97	173
Gross debt	168	70	72	641	729	1,026	2,706

Gross debt is defined as derivative financial instruments, overdrafts, bank and other borrowings and finance leases.

22 Trade and other payables

	2006 Current £m	2006 Non-current £m	2005 Current £m	2005 Non-current £m
Trade payables	777	4	993	3
Amounts owed to associates	–	–	2	1
Social security and other taxes	176	–	213	–
Other payables	210	28	280	35
Deferred consideration on acquisitions	20	3	12	15
Liability on put options held by minority equity partners	9	8	147	17
Accruals and deferred income	798	3	790	–
	1,990	46	2,437	71

The directors consider that the carrying amount of trade payables approximates to their fair value.

Creditor days at 30 September 2006 were 55 days (2005: 57 days).

Notes to the consolidated financial statements
continued

23 Provisions	Insurance £m	Provisions in respect of disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2005	59	–	24	59	11	153
Reclassified	67	–	14	(10)	(1)	70
Expenditure in the year	(40)	(1)	(1)	(5)	–	(47)
Charged to income statement	45	109	8	–	–	162
Credited to income statement	–	–	(1)	(5)	–	(6)
Transferred to post-employment benefit obligations	(20)	–	–	–	–	(20)
Currency adjustment	(4)	–	–	(1)	–	(5)
At 30 September 2006	107	108	44	38	10	307

Provisions analysed as follows:

	2006 £m	2005 £m
Non-current	242	143
Current	65	10
	307	153

Insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals completed during the year. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received.

Onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Legal and other claims relate principally to provisions for the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as other events arise.

24 Post-employment benefit obligations

Pension schemes operated

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence within the range of 6%-35% of pensionable salaries.

The contributions payable for defined contribution schemes of £33 million (2005: £26 million) have been fully expensed against profits in the current year.

UK schemes

Within the UK there are three main arrangements:
- Compass Group Pension Plan, 'the Plan';
- Compass Pension Scheme, 'the Scheme'; and
- Compass Retirement Income Savings Plan, 'CRISP'.

CRISP was launched on 1 February 2003. This is the main vehicle for pension provision for new joiners in the UK but existing members of the Plan and the Scheme will continue to accrue benefits under those arrangements. CRISP is a contracted-in money purchase arrangement whereby the Group will match employee contributions up to 6% of pay (minimum 3%). Within CRISP there has been a new defined contribution section established from April 2006 known as the Compass Higher Income Plan, 'CHIP'. Senior employees who contribute to CRISP or to the Plan or Scheme will receive an additional employer-only contribution into CHIP. The amount of contribution and eligibility for CHIP are decided annually at the Company's discretion. The payment towards CHIP may be taken as a cash supplement instead of a pension contribution.

The Plan and the Scheme are defined benefit arrangements that are closed to new entrants other than for transfers under public sector contracts where the Group is obliged to provide final salary benefits to transferring employees. Such transferees enter into special sections of the Plan, known collectively as 'the GAD sections', which have been certified by the Government Actuary's Department as 'broadly comparable' to the relevant public sector scheme. The Plan and the Scheme are operated on a prefunded basis. The funding policy is to contribute such variable amounts, on the advice of the Actuary, as achieves a 100% funding level on a projected salary basis. The actuarial assessments covering expense and contributions are carried out by independent qualified actuaries.

Notes to the consolidated financial statements
continued

24 Post-employment benefit obligations continued

Formal actuarial valuations of the Plan and the Scheme are carried out every three years. The most recent valuations were as at 5 April 2004. The Plan and the Scheme are reappraised annually by independent actuaries in accordance with IAS 19 requirements.

The Scheme was set up from 1 February 2001 to mirror the Granada Pension Scheme and accept the seamless transfer of pension rights for the former Granada Compass plc employees who transferred to Compass Group PLC. All accrued rights in respect of the Granada Pension Scheme of and in respect of the employees and former employees (including pensioners) of, or who are attributed to, the hospitality businesses previously owned by Granada Compass plc were transferred to the Scheme together with an agreed share of all the assets of the Granada Pension Scheme under the terms of a specific agreement. The share of assets was determined on a 'share of fund' basis, whereby the assets transferred were in the same proportion of all the relevant assets of the Granada Pension Scheme as the liabilities transferred to the Scheme bear to the whole of the relevant liabilities of the Granada Pension Scheme. This has been calculated as a little under 30% as agreed between the actuaries of the respective Schemes. Interim transfers were made in 2001 and 2003. The final adjustments resulted in a further transfer of assets of £3.5 million which was received in May 2006.

With effect from 6 April 2006, after a thorough review by the Group, the pensions accruing under both the Plan and the Scheme for future service (other than for the protected members in the GAD sections) were reduced so that all members now accrue future benefits on an 80th of final salary basis. In addition, the Group has announced that increases to pensionable pay will be no more than 5% p.a., or the increase in the Retail Price Index if lower. This, together with additional funding (including a lump sum of £280 million from the proceeds of the SSP and Strand Palace hotel disposals) and a reduction in the risk profile of investments, means that the Group has taken appropriate measures to control future pension costs in the UK.

Overseas schemes

In the USA the main plan is a defined benefit plan. The funding policy, in accordance with government guidelines, is to contribute such variable amounts, on the advice of the actuary, as achieves a 100% funding level on a projected salary basis. In the Netherlands the Group operates insured defined benefit pension plans where the Group contributions represent the insurance companies' assessment of the annual cost of the benefits earned in that year. In Canada, Norway and Switzerland the Group participates in funded defined benefit arrangements.

In other countries Group employees participate primarily in state arrangements to which the Group makes the appropriate contributions.

The defined benefit schemes are closed to new entrants. For these schemes the current service cost will increase under the projected unit credit method as the members of the schemes approach retirement.

Disclosures showing the assets and liabilities of the schemes are set out below. These have been calculated on the following assumptions:

	UK schemes			US schemes			Other schemes		
	At 30 September 2006	At 30 September 2005	At 30 September 2004	At 30 September 2006	At 30 September 2005	At 30 September 2004	At 30 September 2006	At 30 September 2005	At 30 September 2004
Rate of increase in salaries	**2.8%/3.3%***	3.2%	3.2%	**4.0%**	4.0%	4.0%	**2.7%**	2.6%	2.8%
Rate of increase for pensions in payment	**2.8%**	3.0%	3.0%	**2.5%**	2.4%	2.4%	**0.7%**	0.8%	0.8%
Rate of increase for deferred pensions	**2.8%/3.0%***	2.7%	2.7%	**0.0%**	0.0%	0.0%	**0.7%**	0.8%	0.8%
Discount rate	**5.0%**	5.0%	5.6%	**5.8%**	5.5%	6.0%	**3.9%**	3.8%	4.9%
Inflation assumption	**2.8%**	2.7%	2.7%	**2.5%**	2.4%	2.3%	**1.8%**	1.8%	1.9%

* Varies according to the benefit structure.

The mortality tables used in the actuarial valuation imply life expectancy at age 65 in years for typical members as follows:

	Male non-pensioner	Male pensioner	Female non-pensioner	Female pensioner
UK schemes				
At 30 September 2006	**20.9 years**	**19.7 years**	**23.7 years**	**22.6 years**
At 30 September 2005	19.4 years	17.8 years	22.4 years	20.7 years

	Male	Female
US schemes		
At 30 September 2006	**18.1 years**	**20.4 years**
At 30 September 2005	16.7 years	21.3 years

Notes to the consolidated financial statements
continued

24 Post-employment benefit obligations continued

The long-term rate of return and the market value of plan assets at the balance sheet date is as follows:

	UK schemes		US schemes		Other schemes		Total
	Expected return	£m	Expected return	£m	Expected return	£m	£m
30 September 2006							
Equity instruments	**7.7%**	**401**	**8.7%**	**47**	**6.4%**	**45**	**493**
Debt instruments	**4.7%**	**764**	**5.6%**	**20**	**3.5%**	**81**	**865**
Other	**4.5%**	**9**	**4.4%**	**1**	**4.1%**	**40**	**50**
Total plan assets	**5.7%**	**1,174**	**7.8%**	**68**	**4.5%**	**166**	**1,408**
Present value of funded obligations		**(1,241)**		**(91)**		**(187)**	**(1,519)**
Present value of unfunded obligations		**(28)**		**(64)**		**(79)**	**(171)**
Liability in the balance sheet		**(95)**		**(87)**		**(100)**	**(282)**

	UK schemes		US schemes		Other schemes		Total
	Expected return	£m	Expected return	£m	Expected return	£m	£m
30 September 2005							
Equity instruments	7.5%	489	8.3%	53	6.2%	44	586
Debt instruments	4.5%	305	5.0%	17	3.4%	65	387
Other	4.0%	18	3.9%	1	3.0%	48	67
Total plan assets	6.3%	812	7.4%	71	4.0%	157	1,040
Present value of funded obligations		(1,155)		(96)		(176)	(1,427)
Present value of unfunded obligations		(24)		(70)		(74)	(168)
Liability in the balance sheet		(367)		(95)		(93)	(555)

The amounts recognised in the income statement are as follows:

	2006				2005			
	UK £m	US £m	Other £m	Total £m	UK £m	US £m	Other £m	Total £m
Current service cost	**19**	**3**	**16**	**38**	21	3	15	39
Past service credit	**–**	**(2)**	**–**	**(2)**	–	–	–	–
Curtailment credit	**(6)**	**(6)**	**–**	**(12)**	–	–	–	–
Charged/(credited) to operating expenses	**13**	**(5)**	**16**	**24**	21	3	15	39
Amount charged to pension liability	**59**	**9**	**8**	**76**	54	8	9	71
Expected return on plan assets	**(54)**	**(5)**	**(6)**	**(65)**	(46)	(4)	(7)	(57)
Charged to finance costs	**5**	**4**	**2**	**11**	8	4	2	14
Total pension costs/(credits)	**18**	**(1)**	**18**	**35**	29	7	17	53

The movements in the fair value of pension plan assets recognised in the balance sheet are as follows:

	2006				2005			
	UK £m	US £m	Other £m	Total £m	UK £m	US £m	Other £m	Total £m
At 1 October	**812**	**71**	**157**	**1,040**	672	60	140	872
Currency adjustment	**–**	**(4)**	**(8)**	**(12)**	–	2	2	4
Expected return on plan assets	**54**	**5**	**6**	**65**	46	4	7	57
Actuarial gain/(loss)	**27**	**–**	**12**	**39**	74	2	(1)	75
Employee contributions	**5**	**–**	**4**	**9**	6	–	4	10
Employer contributions	**314**	**5**	**10**	**329**	45	11	11	67
Asset transfer from Granada scheme	**3**	**–**	**–**	**3**	–	–	–	–
Benefits paid	**(41)**	**(9)**	**(6)**	**(56)**	(31)	(8)	(7)	(46)
(Disposals)/acquisitions	**–**	**–**	**(9)**	**(9)**	–	–	1	1
At 30 September	**1,174**	**68**	**166**	**1,408**	812	71	157	1,040

Notes to the consolidated financial statements
continued

24 Post-employment benefit obligations continued

The movements in the present value of defined benefit obligations recognised in the balance sheet are as follows:

	2006				2005			
	UK £m	US £m	Other £m	Total £m	UK £m	US £m	Other £m	Total £m
At 1 October	**1,179**	**166**	**250**	**1,595**	952	143	222	1,317
Currency adjustment	**–**	**(9)**	**(9)**	**(18)**	–	4	3	7
Total expense charged in the income statement	**72**	**4**	**24**	**100**	75	11	24	110
Actuarial loss	**55**	**5**	**16**	**76**	177	16	39	232
Employee contributions	**5**	**–**	**4**	**9**	6	–	4	10
Benefits paid	**(41)**	**(9)**	**(6)**	**(56)**	(30)	(8)	(7)	(45)
Benefits paid by the Group	**(1)**	**–**	**(6)**	**(7)**	(1)	–	(7)	(8)
Disposals	**–**	**–**	**(23)**	**(23)**	–	–	(8)	(8)
Transfer from/(to) provisions	**–**	**–**	**20**	**20**	–	–	(20)	(20)
Reclassified	**–**	**(2)**	**(4)**	**(6)**	–	–	–	–
At 30 September	**1,269**	**155**	**266**	**1,690**	1,179	166	250	1,595

The history of experience adjustments is as follows. In accordance with the transitional provisions for the amendments to IAS 19 'Employee Benefits' issued on 16 December 2004, the disclosures below are determined prospectively from the 2005 reporting period.

	2006 £m	2005 £m
Present value of defined benefit plan liabilities	**1,690**	1,595
Fair value of plan assets	**(1,408)**	(1,040)
Net deficit	**282**	555
Experience adjustments on plan liabilities – (loss)	**(14)**	(8)
Experience adjustments on plan assets – gain	**39**	75

The Group made total contributions of £329 million in the year (including special contributions of disposal proceeds to pension plans of £280 million) and expects to make regular ongoing contributions of £45 million in 2007.

The expected return on plan assets is based on market expectations at the beginning of the period. The actual return on assets was £104 million (2005: £132 million).

The cumulative actuarial loss recognised in the statement of recognised income and expense was £194 million (2005: £157 million). An actuarial loss of £37 million (2005: £157 million) was recognised during the year.

25 Called up share capital

	Number	2006 £m	Number	2005 £m
Authorised:				
– Ordinary shares of 10p each	**3,000,010,000**	**300**	3,000,010,000	300
Allotted and fully paid:				
– Ordinary shares of 10p each	**2,098,723,901**	**210**	2,155,661,135	216

	Number of shares
Ordinary shares of 10p each allotted as at 1 October 2005	**2,155,661,135**
Ordinary shares allotted during the year on exercise of share options	**743,766**
Repurchase of ordinary share capital	**(57,681,000)**
Ordinary shares of 10p each allotted as at 30 September 2006	**2,098,723,901**

Share option schemes

During the year 7,813,300 options were granted under the Compass Group Management Share Option Plan. All options were granted over the Company's ordinary shares and the grant price was equivalent to the market value of the Company's shares at the date of grant. No options were granted under any of the Company's other share option plans.

Notes to the consolidated financial statements
continued

25 Called up share capital continued
At 30 September 2006, employees held options over a total of 147,078,175 ordinary shares under all of the Group's share option plans as follows:

Number of shares	Option price per share (pence)	Exercisable
Executive and Management Share Option Plans		
84,476	314.98	10 December 1999 – 09 December 2006
157,724	324.91	17 December 2000 – 16 December 2007
249,278	338.27	11 December 2001 – 10 December 2008
69,244	444.76	17 June 2002 – 16 June 2009
6,167,750	312.80*	16 September 2002 – 15 September 2009
1,738,663	316.10*	29 September 2002 – 28 September 2009
580,874	391.70	25 November 2002 – 24 November 2009
13,849	431.40	22 December 2002 – 21 December 2009
355,072	394.00*	3 February 2003 – 2 February 2010
160,616	413.00	8 February 2003 – 7 February 2007
15,052,349	371.60	13 September 2003 – 12 September 2010
515,000	524.50	28 May 2004 – 27 May 2011
11,222,300	430.00	19 September 2004 – 18 September 2011
12,776,450	422.00	23 May 2005 – 22 May 2012
4,880,300	292.50	30 September 2005 – 29 September 2012
1,191,900	313.75	4 December 2005 – 3 December 2012
19,022,150	320.00	28 May 2006 – 27 May 2013
203,750	356.00	3 December 2006 – 2 December 2013
2,271,300	356.00	3 December 2006 – 2 December 2013
1,450,000	333.50	7 June 2007 – 6 June 2014
1,500,000	316.25	3 August 2007 – 2 August 2014
15,579,760	316.25	3 August 2007 – 2 August 2014
4,335,000	229.25	1 December 2007 – 30 November 2014
21,712,176	229.25	1 December 2007 – 30 November 2014
7,513,300	210.00	14 December 2008 – 13 December 2015
215,000	234.50	12 June 2009 – 11 June 2016
129,018,281		

* Options granted over ordinary shares in Compass Group Holdings PLC ('CGH'). Under its articles of association, any CGH ordinary shares which are issued on exercise are automatically transferred to the Company in consideration of the issue of Compass Group PLC ordinary shares on the basis of 1.835 for every CGH share. Numbers and prices given are relative to Compass Group PLC.

Number of shares	Option price per share (pence)	Exercisable
UK and International Sharesave Plans		
744,709	436.00	1 September 2006 – 28 February 2009
84,571†	436.00	1 September 2006 – 28 February 2007
596,969	336.00	1 September 2005 – 28 February 2010
310,797†	336.00	1 September 2005 – 28 February 2008
724,582	290.20	1 September 2006 – 28 February 2011
596,132†	290.20	1 September 2006 – 28 February 2009
1,367,941	266.80	1 September 2007 – 28 February 2012
1,316,866†	266.80	1 September 2007 – 28 February 2012
1,618,746†	266.80	1 September 2007
35,132†	266.80	4 September 2007
5,029,777	179.20	1 September 2008 – 28 February 2013
1,895,921†	179.20	1 September 2008 – 28 February 2011
3,616,028†	179.20	1 September 2008
121,723†	179.20	1 September 2008
18,059,894		

† Options granted under the international sharesave plan represent appreciation rights over the number of shares shown. In the event of exercise, holders will receive a number of shares calculated by reference to the increase in the market price at the time of exercise over the option price.

Notes to the consolidated financial statements
continued

26 Reconciliation of movements in equity

	Attributable to equity shareholders of the Company							
	Share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares £m	Other reserves £m	Retained earnings £m	Minority interests £m	Total £m
At 1 October 2004	216	93	9	(1)	4,011	(2,072)	13	2,269
Total recognised income and expense	–	–	–	–	21	71	14	106
Issue of shares	–	1	–	–	–	–	–	1
Fair value of share-based payments	–	–	–	–	45	–	–	45
Transfer on exercise of put options	–	–	–	–	60	2	–	62
Other changes	–	–	–	–	–	–	9	9
	216	94	9	(1)	4,137	(1,999)	36	2,492
Dividends paid to Compass shareholders	–	–	–	–	–	(205)	–	(205)
Dividends paid to minority interest	–	–	–	–	–	–	(9)	(9)
At 30 September 2005	216	94	9	(1)	4,137	(2,204)	27	2,278
At 1 October 2005	216	94	9	(1)	4,137	(2,204)	27	2,278
Total recognised income and expense	–	–	–	–	(12)	260	6	254
Issue of shares	–	2	–	–	–	–	–	2
Fair value of share-based payments	–	–	–	–	25	–	–	25
Share buy-back	(6)	–	6	–	–	(149)	–	(149)
Transfer on exercise of put options	–	–	–	–	138	3	(10)	131
Other changes	–	–	–	1	–	–	(6)	(5)
	210	96	15	–	4,288	(2,090)	17	2,536
Dividends paid to Compass shareholders	–	–	–	–	–	(213)	–	(213)
Dividends paid to minority interest	–	–	–	–	–	–	(11)	(11)
At 30 September 2006	210	96	15	–	4,288	(2,303)	6	2,312

Own shares held by the Group represent 161,600 shares in Compass Group PLC (2005: 827,458 shares). All shares are held by the Compass Group Employee Share Trust ('ESOP'). These shares are listed on a recognised stock exchange and their market value at 30 September 2006 was £0.4 million (2005: £2 million). The nominal value held at 30 September 2006 was £16,000 (2005: £80,000).

The ESOP is a discretionary trust for the benefit of employees and the shares held are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans. All of the shares held by the ESOP are required to be made available in this way.

The analysis of other reserves is shown below.

Other reserves	Share-based payment reserve £m	Merger reserve £m	Translation reserve £m	Hedging reserve £m	Equity adjustment for put options £m	Total other reserves £m
At 1 October 2004	60	4,170	–	(4)	(215)	4,011
Total recognised income and expense	–	–	16	5	–	21
Fair value of share-based payments	45	–	–	–	–	45
Exercise of put options	–	–	–	–	60	60
At 30 September 2005	105	4,170	16	1	(155)	4,137
At 1 October 2005	105	4,170	16	1	(155)	4,137
Total recognised income and expense	–	–	(11)	(1)	–	(12)
Fair value of share-based payments	25	–	–	–	–	25
Transfer on exercise of put options	–	–	–	–	138	138
At 30 September 2006	130	4,170	5	–	(17)	4,288

The merger reserve arose in 2000 following the demerger from Granada Compass plc. The equity adjustment for put options arose on the accounting for the options held by the Group's minority partners requiring the Group to purchase those minority interests.

Notes to the consolidated financial statements
continued

27 Share-based payments
Share options
Full details of the Compass Group Share Option Plan ('Option Plan'), the Management Share Option Plan ('Management Plan') and the Savings-related Share Option Scheme can be found in the Remuneration Committee's Report.

The following tables illustrate the number and weighted average exercise prices of, and movements in, share options during the year.

	2006 Number of share options	2006 Weighted average exercise price pence	2005 Number of share options	2005 Weighted average exercise price pence
Executive and management schemes – options				
Outstanding at 1 October	**140,634,118**	**330.33**	120,695,128	356.41
Granted	**7,813,300**	**210.67**	28,796,776	229.25
Exercised	**(600,725)**	**229.09**	(15,000)	229.25
Forfeited	**(18,759,168)**	**346.29**	(3,054,641)	372.80
Expired	**(69,244)**	**310.29**	(5,788,145)	349.01
Outstanding at 30 September	**129,018,281**	**321.25**	140,634,118	330.33
Exercisable at 30 September	**55,215,845**	**380.21**	65,994,432	380.42

The balance above includes options over 36,367,195 shares (2005: 45,644,964 shares) that were granted on or before 7 November 2002 and had vested by 1 October 2004. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

	2006 Number of share options	2006 Weighted average exercise price pence	2005 Number of share options	2005 Weighted average exercise price pence
Employee savings-related schemes – options				
Outstanding at 1 October	**12,191,328**	**242.24**	11,765,067	321.73
Granted	**–**	**–**	6,700,140	179.20
Exercised	**(48,937)**	**179.20**	–	–
Forfeited	**(2,797,940)**	**231.14**	(6,273,879)	323.99
Expired	**(880,473)**	**336.00**	–	–
Outstanding at 30 September	**8,463,978**	**236.51**	12,191,328	242.24
Exercisable at 30 September	**1,023,142**	**376.32**	880,473	336.00

The balance above includes options over 744,709 shares (2005: 877,687 shares) that were granted on or before 7 November 2002 and had vested by 1 October 2004. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

	2006 Number of share options	2006 Weighted average exercise price pence	2005 Number of share options	2005 Weighted average exercise price pence
Employee savings-related schemes – share appreciation rights				
Outstanding at 1 October	**15,140,626**	**235.29**	17,348,105	302.61
Granted	**–**	**–**	8,104,414	179.20
Exercised	**(3,354)**	**179.20**	(3,210)	294.22
Forfeited	**(3,545,071)**	**244.30**	(5,028,256)	278.70
Expired	**(1,996,285)**	**290.20**	(5,280,427)	329.00
Outstanding at 30 September	**9,595,916**	**220.56**	15,140,626	235.29
Exercisable at 30 September	**84,571**	**436.00**	–	–

Options granted under the international savings-related schemes represent appreciation rights over the number of shares shown. When exercised, holders receive a number of shares calculated by reference to the increase in the market price at that time over the option price (as shown in the table above). Any remaining share appreciation rights are shown in the table above as expired.

Information relating to all option schemes
The weighted average share price at the date of exercise for share options exercised during the year was 263.8 pence (2005: 245.3 pence).

The options outstanding at the end of the year have a weighted average remaining contractual life of 6.4 years (2005: 7.1 years) for executive and management schemes and 2.5 years (2005: 3.2 years) for employee schemes.

Notes to the consolidated financial statements
continued

27 Share-based payments continued
For 2006, options were granted on 14 December 2005 and 12 June 2006. The estimated fair value of options granted on those dates are 42.0 pence and 45.9 pence respectively. For 2005, options were granted on 1 December 2004 and 1 September 2005. The estimated average fair value of these options was 65.8 pence and 47.8 pence respectively.

Fair values for the executive and management schemes were calculated using a binomial distribution option pricing model so that proper allowance is made for the presence of performance conditions and the possibility of early exercise. In addition, a Monte Carlo simulation model was used to estimate the probability of performance conditions being met. Fair values for options granted under employee savings-related schemes were calculated using the Black-Scholes option pricing model. The inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Executive schemes		Employee schemes	
	2006	2005	2006	2005
Historical volatility	**31.6%**	34.8%	–	32.7%
Risk free interest rate	**4.3%**	4.6%	–	4.1%
Dividend yield	**4.6%**	4.0%	–	4.1%
Expected life	**7.0 years**	7.4 years	–	3.6 years
Weighted average share price at date of grant	**212p**	233p	–	235p
Weighted average option exercise price	**211p**	229p	–	179p

Long-Term Incentive Plan
Full details of the Compass Group Long-Term Incentive Plan ('LTIP') can be found in the Remuneration Committee's Report.

The following table shows the movement in share awards during the year.

	2006 Number of shares	2005 Number of shares
Long-Term Incentive Plan		
Outstanding at 1 October	**5,669,951**	4,911,161
Awarded	**3,189,460**	2,067,940
Exercised	**(90,750)**	(239,900)
Forfeited or waived	**(1,629,107)**	(868,152)
Lapsed	**(956,427)**	(201,098)
Outstanding at 30 September	**6,183,127**	5,669,951
Exercisable at 30 September	**253,626**	344,376

Vesting of LTIP awards made before September 2005 and 50% of LTIP awards made in the year to 30 September 2006 are dependent on the Group's performance relative to a comparator group of companies comprising the FTSE 100 index. This is treated as a market-based condition for valuation purposes and an assessment of the vesting probability was built into the grant date fair value calculations. This assessment was calculated using a Monte Carlo simulation option pricing model.

The remaining 50% of awards made in the year to 30 September 2006 depend on the achievement of the Group Free Cash Flow ('GFCF') target for the three years from 1 October 2005 to 30 September 2008. 25% of the award will vest if GFCF of at least £825 million is achieved over the period and the full award will vest if GFCF of £900 million is achieved. Awards will vest on a straight-line basis between these two points. The fair value of these awards was calculated using the Black-Scholes option pricing model, the vesting probability being assessed based on a simulation model of the GFCF forecast.

The weighted average share price at the date of exercise for LTIP awards exercised during the year was 225.5 pence (2005: 237.5 pence).

The LTIP awards outstanding at the end of the year have a weighted average remaining contractual life of 1.6 years (2005: 1.7 years).

In 2006, LTIP awards were made on 14 June 2006. The estimated fair value of awards granted on that date was 120 pence. In 2005, LTIP awards were made on 21 December 2004. The estimated average fair value of these awards was 27 pence.

The inputs to the option pricing model are reassessed for each award. The following assumptions were used in calculating the fair value of LTIP awards made during the year:

	2006	2005
Historical volatility	**28.2%**	34.8%
Risk free interest rate	**4.7%**	4.5%
Dividend yield	**4.3%**	3.8%
Expected life	**2.3 years**	2.8 years
Weighted average share price at date of grant	**206.3p**	243.5p

Notes to the consolidated financial statements
continued

27 Share-based payments continued
Long-Term Bonus Plan

Certain executives participating in the Long-Term Bonus Plan in prior years received an award of deferred Compass Group PLC shares. The award of bonus shares is subject to performance conditions and matching shares may be released by the Company following completion of a further period of service.

The following table illustrates the movement in the number of awards during the year.

	2006 Number of shares	2005 Number of shares
Long-Term Bonus Plan		
Outstanding at 1 October	9,984,014	7,575,022
Awarded	174,628	4,543,056
Vested	(958,590)	(1,524,106)
Lapsed (cash settled)	(1,947,501)	(112,923)
Forfeited	(738,234)	(497,035)
Outstanding at 30 September	6,514,317	9,984,014

Fair values for bonus shares granted during the year were calculated using the Black-Scholes option pricing model. The inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	2006	2005
Historical volatility	35.9%	37.3%
Risk free interest rate	4.8%	4.1%
Dividend yield	4.0%	2.4%
Expected life	3.0 years	3.0 years
Weighted average share price at date of grant	220p	354p

The weighted average share price at the date of exercise for share bonus awards vesting during the year was 211.5 pence (2005: 239.8 pence). The share bonus awards outstanding at the end of the year have a weighted average remaining contractual life of 0.6 years (2005: 1.2 years).

For 2006, awards were made in December 2005. The estimated fair value of awards granted on that date was 265 pence. For 2005, share bonus awards were made in December 2004. The estimated average fair value of these awards was 374 pence.

Income statement expense and carrying value

The Group recognised expenses of £21 million (2005: £41 million) for continuing operations and £4 million (2005: £4 million) for discontinued operations in respect of equity-settled share-based payment transactions.

Cash-settled share-based payments

The Group has granted phantom share options to certain employees under the terms of the Management Equity Bonus Plan which mirror grants made under the management option plan. These require the Group to pay the intrinsic value of the option to the employee at the date of exercise. At 30 September 2006, the Group has recorded liabilities of £2 million (2005: £1 million). The fair value of the phantom options is determined using the binomial distribution pricing model using the assumptions shown above. The Group recorded total expenses of £1 million (2005: £1 million) during the year in respect of cash-settled phantom share options.

28 Business combinations
Businesses acquired during the year are shown below.

Adjustments have been made to reflect the provisional fair value of assets and liabilities acquired as follows:

	Dates	Consideration and costs £m	Net assets acquired £m	Adjustment on acquisition £m	Fair value of assets acquired £m	Goodwill £m
Onama minority interest purchase (5%)	December 2005	8	–	–	–	8
Levy minority interest purchase (51%)	April 2006	134	9	–	9	125
Others		18	5	–	5	13
Total acquisitions in the year		160	14	–	14	146
Adjustments to prior periods:						
Deferred consideration payable		5	–	–	–	5
Adjustments to net assets acquired		–	(1)	–	(1)	1
		5	(1)	–	(1)	6
		165	13	–	13	152

Notes to the consolidated financial statements
continued

28 Business combinations continued

	Net assets acquired and fair value to the Group £m
Intangible assets	(1)
Property, plant and equipment	4
Current assets	10
Current liabilities	(9)
Minority interests	9
	13

Adjustments made to the fair value of assets of businesses acquired in 2006 are provisional and will be finalised within 12 months of the acquisition date.

From the dates of acquisition to 30 September 2006 these acquisitions contributed £10 million to revenue and £1 million to operating profit. If the acquisitions had occurred at the start of the reporting period, Group revenue from continuing operations would have been £10,825 million and Group operating profit from continuing operations would have been £507 million.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

	2006 £m	2005 £m
Cash consideration and costs payable	160	105
Deferred consideration payable	5	4
	165	109
Cash consideration and costs paid	160	105
Cash acquired	(1)	(2)
	159	103
Deferred consideration and costs relating to previous acquisitions	8	21
Cash outflow on current and past acquisitions	167	124

29 Reconciliation of operating profit to cash generated by operations

	2006 £m	2005 £m
Operating profit from continuing operations	506	388
Adjustments for:		
Exceptional items	–	108
Depreciation of property, plant and equipment	193	203
Amortisation of intangible fixed assets	38	21
Loss/(gain) on disposal of property, plant and equipment	5	(7)
Decrease in provisions	(39)	(57)
Share-based payments	21	42
	724	698
Increase in inventories	(3)	(7)
Increase in receivables	(19)	(109)
Increase in payables	52	117
Cash generated by operations	754	699

30 Cash flow from discontinued operations

	2006 £m	2005 £m
Cash generated from discontinued operations	90	219
Tax paid	(61)	(38)
Net cash from operating activities for discontinued operations	29	181
Purchase of subsidiary companies and investments in associated undertakings	–	(3)
Purchase of property, plant and equipment	(63)	(75)
Proceeds from sale of property, plant and equipment	4	13
Net cash used in investing activities by discontinued operations	(59)	(65)
Dividends paid to minority interests	–	(1)
Net cash used in financing activities by discontinued operations	–	(1)

Notes to the consolidated financial statements
continued

31 Analysis of net debt	1 October 2005 £m	Cash flow £m	Exchange movements £m	Acquisitions and disposals (excluding cash and overdrafts) £m	Other non-cash changes £m	30 September 2006 £m
Cash and cash equivalents	281	574	(7)	–	–	848
Bank overdrafts	(33)	(27)	3	1	–	(56)
Bank and other borrowings	(2,637)	674	71	(1)	52	(1,841)
	(2,670)	647	74	–	52	(1,897)
Finance leases	(60)	15	2	1	(15)	(57)
Derivative financial instruments	24	–	–	–	(13)	11
Gross debt	(2,706)	662	76	1	24	(1,943)
Net debt	(2,425)	1,236	69	1	24	(1,095)

The table above is presented as additional information to show movement in net debt, defined as derivative financial instruments, overdrafts, bank and other borrowings and finance leases, net of cash and cash equivalents.

32 Contingent liabilities	2006 £m	2005 £m
Performance bonds and guarantees of indemnities of associated undertakings	203	183

On 21 October 2005 the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006 it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

IHC's relationship with the UN and ESS is part of a wider and on-going investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group is co-operating fully. These investigators have access to sources unavailable to the Group, Freshfields Bruckhaus Deringer and Ernst & Young, and further information may emerge which is inconsistent with or additional to the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by or received further requests for information from the United States Attorney's Office for the Southern District of New York or the UN in connection with these matters since January 2006.

No provision has been made in the financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided guarantees to certain minority shareholders and joint venture partners over the level of profits which will accrue to them in future periods.

Notes to the consolidated financial statements
continued

33 Capital commitments	2006 £m	2005 £m
Contracted for but not provided for	30	35

34 Operating lease and concessions commitments
The Group lease offices and other premises under non-cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental payments that are contingent on future levels of revenue.

Future minimum rentals payable under non-cancellable operating leases and concessions agreements are as follows:

	Operating leases		2006	Operating leases		2005
	Land and buildings £m	Other assets £m	Other occupancy rentals £m	Land and buildings £m	Other assets £m	Other occupancy rentals £m
Falling due within one year	47	46	43	61	50	102
Falling due between two and five years	111	51	104	169	57	279
Falling due in more than five years	106	6	71	182	6	162
	264	103	218	412	113	543

35 Related party transactions
The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries
Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

Joint ventures
There were no significant transactions between joint ventures and the rest of the Group during the year.

Associates
The balances with associated undertakings are shown in notes 17 and 22. There were no significant transactions with associated undertakings during the year.

Key management personnel
The remuneration of key management personnel is shown in note 5. During the year there were no material transactions or balances between the Group and its key management personnel or members of their close family.

36 Post balance sheet event
On 29 November 2006, the Group announced its intention to dispose of its Selecta vending businesses operating in 21 countries in Continental Europe and in the UK.

These businesses generated revenue of £476 million, earnings before interest and tax (EBIT) of £45 million and earnings before interest, tax and depreciation (EBITDA) of £87 million in 2006.

Notes to the consolidated financial statements
continued

37 IFRS transitional adjustments

The previously published financial statements under UK GAAP were restated on an IFRS basis in the document 'Adoption of International Financial Reporting Standards 'IFRS': preliminary restatement of 2005 financial information' published on 1 March 2006. This is available in the Investor Relations section of the Compass Group website (www.compass-group.com) and includes presentational changes and detailed adjustments by line item.

A reconciliation of equity at 1 October 2004 and 30 September 2005 and of profit for the financial year to 30 September 2005 is provided below with an explanation of the transitional adjustments.

	30 September 2005 £m	1 October 2004 £m
Equity reconciliation		
Total equity under UK GAAP	2,284	2,482
Minority interest as part of equity	73	54
	2,357	2,536
Transitional adjustments:		
IFRS 3 Business combinations – treatment of goodwill	260	–
IAS 10 Events after the balance sheet date – dividend on paid basis	140	134
IAS 31 Interests in joint ventures	(45)	(39)
IAS 19 Employee benefits – defined benefit pensions	(283)	(161)
IAS 19 Employee benefits – other	(4)	(5)
IAS 32 Financial instruments: presentation – put options	(163)	(215)
IAS 39 Financial instruments: recognition and measurement	(10)	(16)
IFRS 2 Share-based payments	16	16
IAS 12 Income taxes	11	20
Other	(1)	(1)
Total equity under IFRS	2,278	2,269

	30 September 2005 £m
Retained profit reconciliation	
Profit for the year under UK GAAP	37
Transitional adjustments:	
IFRS 3 Business combinations – amortisation of goodwill	269
IAS 36 Impairment of assets	(12)
IAS 31 Interests in joint ventures	(23)
IAS 19 Employee benefits – defined benefit pensions	1
IAS 19 Employee benefits – other	1
IAS 32 Financial instruments: presentation – put options	(6)
IAS 39 Financial instruments: recognition and measurement	(4)
IFRS 2 Share-based payments	(46)
IAS 12 Income taxes	(8)
Profit for the year under IFRS	209

There is no significant change to the cash flow statement as reported previously under UK GAAP.

Notes to the consolidated financial statements
continued

37 IFRS transitional adjustments continued

Explanation of significant differences between UK GAAP and IFRS which affect the Group

IFRS 3 Business combinations and IAS 36 Impairment of assets

Under IFRS 3, goodwill is considered to have an indefinite life and hence is not subject to amortisation. Instead, it is reviewed for impairment annually. The goodwill amortisation charge under UK GAAP in 2005 of £269 million is therefore reversed but the impairment charge recognised is increased by £12 million to take account of the higher amount of the related goodwill under IFRS.

IAS 10 Events after the balance sheet date

Dividends declared after the balance sheet date are not recognised as a liability because there is no present obligation at the balance sheet date. Accordingly, no accrual is made in the September 2005 balance sheet for the proposed final dividend of £140 million.

IAS 31 Interests in joint ventures

The Group has interests in a number of companies where it shares control with partners. Under UK GAAP, the Group consolidated 100% of the turnover, results, assets and liabilities where the Group actually exercised dominant influence, with the partner's share being shown as minority interest. Under IFRS, the concept of 'actual exercise of dominant influence' is not relevant and the Group is required to follow the legal form of the agreements more closely and in certain instances consolidates only its share of turnover, results, assets and liabilities. Although this changes the presentation of the income statement, there is no effect on profit for the financial period attributable to equity shareholders in the Group.

IAS 19 Employee benefits

Under IFRS, the full pension surplus or deficit in respect of defined benefit schemes is recognised on the balance sheet. This is calculated as the difference between the market value of the pension fund assets set against the value of future pension liabilities. This recognition results in the recognition of a liability of £445 million at 1 October 2004 representing an incremental liability of £192 million compared with that recorded previously. At 30 September 2005, this liability had increased to £555 million, primarily due to changes in actuarial assumptions representing an incremental liability of £302 million. The impact on total equity is after the offset of adjustments to prepayments and related deferred tax.

The Group is required to calculate the pension cost for defined benefit pension schemes and other post employment benefits using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. The Group applies the option within the amendment to IAS 19 that permits immediate recognition of all actuarial gains and losses in the period in which they occur in the statement of recognised income and expense. The current and past service pension costs are shown as a charge to operating profit. The unwinding of the discount on pension liabilities each year and the expected return on pension assets are presented as finance costs. The application of IAS 19 increases operating profit by £15 million and increases net finance charges by £14 million resulting in a reduction in the underlying charge of £1 million.

The Group had accrued additional liabilities of £5 million for holiday pay and similar entitlements as at 30 September 2005.

IAS 32 Financial instruments: presentation

The Group has entered into arrangements with minority shareholders to potentially acquire their interests at some point in the future. These arrangements include both call options that enable the Group to acquire interests and put options that enable minority shareholders to require the Group to buy out their interests. Under IAS 32 the present value of put options is recorded as a financial liability, and is reflected as a deduction from equity. The discounted value of liabilities in respect of put options was £215 million at 1 October 2004. As at 30 September 2005, this had fallen to £163 million as a result of certain options having being exercised. The majority of the remaining liability for put options was extinguished during the year to 30 September 2006 on completion of the acquisition of the remaining interest in Levy Restaurants in the United States.

IAS 39 Financial instruments: recognition and measurement

The Group uses currency denominated borrowings and derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not acquire or hold derivatives for trading purposes. Under IAS 39, derivatives are recognised initially at cost and are subsequently required to be measured at fair value. The fair value is determined by reference to market values for similar financial instruments, or by discounted cash flows. Where derivatives do not qualify for hedge accounting, any gains or losses on measurement are immediately recognised in the income statement. Where hedge accounting is permitted to be employed, recognition of any resulting gain or loss depends on the nature of the hedge relationship and the item being hedged. Under UK GAAP, derivatives were not held at fair value so there were no movements in value to account for.

IFRS 2 Share-based payments

IFRS 2 'Share-based payments' requires the Group to record a charge for all share-based payments equivalent to the fair value of the award as at the date of grant. An expense is recognised to spread the fair value of each award over its vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. The Group has applied IFRS 2 to all unvested share awards as at the transition date. Under UK GAAP, the Group recorded a charge for employee share incentive awards based on the intrinsic value of the award, being the difference, if any, between the option price of the conditional award and the share price on the date of grant. The Group also utilised the exemption available within UITF Abstract 17 from reporting a charge to profits for UK Inland Revenue approved SAYE schemes and equivalent overseas schemes. As the Group's share options have an option price equal to the market price on the date of grant, no charge was required to be recorded under UK GAAP. The application of IFRS 2 has resulted in an incremental charge to profits in 2005 of £46 million.

IAS 12 Income taxes

Under IAS 12 'Income Taxes', certain temporary differences that previously were not recognised under UK GAAP will be recognised. In addition, IAS 12 does not allow discounting of deferred tax balances, previously adopted by the Group under UK GAAP. This results in a higher tax charge under IFRS. Generally, the Group's effective tax rate under IFRS is expected to be somewhat more volatile than under UK GAAP.

Notes to the consolidated financial statements
continued

38 Details of principal subsidiary companies

Country of registration or incorporation	Principal activities
North America	
Compass Group USA Investments, Inc.	Holding company
Compass Group USA, Inc.	Trading company for the provision of foodservice in the USA
Morrison Management Specialists, Inc., USA	Trading company for the provision of foodservice to the USA healthcare market
Crothall Services Group, USA	Trading company for the provision of facilities management services to the USA healthcare market
Flik International Corp., USA	Trading company for the provision of executive fine dining facilities in the USA
Bon Appétit Management Co., USA	Trading company for the provision of foodservice in the USA
Restaurant Associates Corp., USA	Trading company for the provision of executive fine dining facilities in the USA
Compass Group Canada Ltd	Trading company for the provision of foodservice in Canada
Continental Europe	
Compass Group France Holdings SAS	Holding company
Compass Group France SAS	Trading company for the provision of foodservice in France
Compass Group Deutschland GmbH, Germany	Holding company
Eurest Deutschland GmbH, Germany	Trading company for the provision of foodservice in Germany
Compass Group Holdings Spain, S.L.	Holding company
Eurest Colectividades S.A., Spain	Trading company for the provision of foodservice in Spain
Compass Group Nederland Holding BV	Holding company
Compass Group Nederland BV	Trading company for the provision of foodservice in the Netherlands
Selecta Group AG, Switzerland	Holding company
Selecta AG, Switzerland	Trading company for the provision of vending foodservice in Switzerland
Selecta SA, France	Trading company for the provision of vending foodservice in France
Onama S.p.A., Italy (95%)	Trading company for the provision of foodservice in Italy
Restorama AG, Switzerland	Trading company for the provision of foodservice in Switzerland
Sevita AG, Switzerland	Provision of purchasing services in Continental Europe
Compass Group International BV, the Netherlands	Holding company
England and Wales	
Compass Group, UK & Ireland Ltd	Holding company
Compass Contract Services (UK) Ltd	Trading company for the provision of foodservice in the UK
Letheby & Christopher Ltd	Trading company for the UK sports and events foodservice business
Scolarest Ltd	Trading company for the provision of foodservices to the UK education market
Selecta UK Ltd	Trading company for the provision of vending foodservice in the UK
Compass Purchasing Ltd	Provision of purchasing services in the UK
Compass Group Holdings PLC	Holding company and corporate activities
Hospitality Holdings Ltd*	Intermediate holding company
Rest of the World	
Eurest Support Services (Cyprus) International Ltd, Cyprus	Trading company for the provision of integrated support services to the defence, offshore and remote site sectors
Seiyo Food Systems Inc., Japan (86%)	Trading company for the provision of foodservice in Japan
Compass Group Southern Africa (Pty) Ltd	Trading company for the provision of foodservice in South Africa
Compass Group (Australia) Pty Ltd	Trading company for the provision of foodservice in Australia

* Held directly by the parent company.

All companies listed above are wholly owned by the Group, except where otherwise indicated. All interests are in the ordinary share capital. All companies operate principally in their country of incorporation, except for Eurest Support Services (Cyprus) International Ltd. which operates worldwide and Sevita AG, which operates throughout Europe. A full list of the Group's operating subsidiary undertakings will be annexed to the next annual return.

Parent Company financial statements Compass Group PLC

Directors' responsibilities

The directors are required by law to prepare separate financial statements for the Company in accordance with the Companies Act 1985. The directors have chosen to prepare these financial statements for the Company in accordance with United Kingdom Generally Accepted Accounting Practice.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Compass Group PLC website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Parent Company financial statements Compass Group PLC
continued

Independent auditors' report to the members of Compass Group PLC

We have audited the individual Company financial statements of Compass Group PLC for the year ended 30 September 2006 which comprise the parent company balance sheet and the related notes 1 to 10. These individual Company financial statements have been prepared under the accounting policies set out therein.

The corporate governance statement and the directors' remuneration report are included in the Group annual report of Compass Group PLC for the year ended 30 September 2006. We have reported separately on the Group financial statements of Compass Group PLC for the year ended 30 September 2006 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the individual Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the individual Company financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the individual Company financial statements give a true and fair view, in accordance with the relevant financial reporting framework, and whether the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the directors' report is consistent with the individual Company financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the individual Company financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the individual Company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the individual Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the individual Company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the individual Company financial statements.

Opinion

In our opinion:

- the individual Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 30 September 2006;
- the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the individual Company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
29 November 2006

Parent Company balance sheet
as at 30 September 2006

Compass Group PLC	Notes	2006 £m	2005 Restated £m
Fixed assets			
Investments	3	915	890
Current assets			
Debtors: amounts falling due within one year	4	3,311	4,253
amounts falling due after more than one year	4	22	48
Cash at bank and in hand		695	71
		4,028	4,372
Creditors: amounts falling due within one year	5	(1,668)	(1,683)
Net current assets		2,360	2,689
Total assets less current liabilities		3,275	3,579
Creditors: amounts falling due after more than one year	6	(1,878)	(2,545)
Net assets		1,397	1,034
Capital and reserves			
Called up share capital		210	216
Share premium account		96	94
Capital redemption reserve		15	9
Share-based payment reserve		130	105
Hedging reserve		–	1
Profit and loss account		946	609
Total equity shareholders' funds		1,397	1,034

Approved by the Board of directors on 29 November 2006 and signed on their behalf by

Richard J Cousins, Director
Andrew D Martin, Director

Notes to the Parent Company financial statements
for the year ended 30 September 2006

1 Accounting policies
The significant accounting policies adopted in the preparation of the separate financial statements of the Company are set out below:

A Accounting convention and basis of preparation
These financial statements have been prepared in accordance with applicable UK generally accepted accounting principles (UK GAAP) and the Companies Act 1985 using the historical cost convention modified for the revaluation of certain financial instruments.

B Exemptions
The Company's financial statements are included in the Compass Group PLC consolidated financial statements for the year ended 30 September 2006. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company has also taken advantage of the exemption from presenting a cash flow statement under the terms of FRS 1 'Cash Flow Statements'. The Company is also exempt under the terms of FRS 8 'Related Party Disclosures' from disclosing transactions with other members of Compass Group.

The Compass Group PLC consolidated financial statements for the year ended 30 September 2006 contain financial instrument disclosures which comply with FRS 25 'Financial Instrument: Disclosure and Presentation'. Consequently, the Company has taken advantage of the exemption in FRS 25 not to present separate financial instrument disclosures for the Company.

C Change in accounting policies
The Company has applied the following standards for the first time for the year ended 30 September 2006:
- FRS 17 'Retirement benefits'
- FRS 20 'Share-based payment'
- FRS 21 'Events after the balance sheet date'
- FRS 23 'The effects of changes in foreign exchange rates'
- FRS 25 'Financial instruments – Disclosure and presentation'
- FRS 26 'Financial instruments – Measurement'
- FRS 28 'Corresponding amounts'.

The adoption of each of these standards represents changes in several accounting policies and the comparative amounts have been restated accordingly. The adoption of FRS 17, FRS 23 and FRS 28 had no effect on the Company's profit or net assets.

Details of the effect of the prior year adjustments are given in note 9.

FRS 20 requires that the fair value of options and shares awarded to employees is charged to the profit and loss account over the vesting period. The Company does not incur a charge under this standard. However, where the Company has granted rights over the Company's shares or share options to the employees of its subsidiary undertakings, an additional capital contribution (based on the fair value of the grant spread over the vesting period) has been deemed to have been made by the Company to its subsidiary undertakings. This results in an increase in investment in subsidiaries and a corresponding increase in shareholders' equity.

FRS 21 requires that dividends are only recognised at the balance sheet date if they are declared before that date. Therefore, the final dividend for the year ended 30 September 2004 which was declared in February 2005 is not recognised in the balance sheet at 30 September 2004 resulting in an increase in reserves of £134 million at 30 September 2004. Similar treatment of the final dividend for the year ended 30 September 2005 has increased reserves at 30 September 2005 by £140 million.

The Company has adopted the presentation requirements of FRS 25. This deals with the classification of capital instruments issued between debt and equity.

FRS 26 prescribes new accounting rules relating to financial instruments and hedge accounting. This standard has been adopted in full in these financial statements.

D Investments in subsidiary undertakings
Investments are stated at cost less provision for any impairment. In the opinion of the directors the value of such investments is not less than shown at the balance sheet date.

E Foreign currency
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the year end.

F Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost unless they are part of a fair value hedge accounting relationship. Borrowings that are part of a fair value hedge accounting relationship are measured at amortised cost plus or minus the fair value attributable to the risk being hedged.

G Derivatives and other financial instruments
The Company uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange rates and interest rates. Derivative instruments utilised include interest rate swaps, currency swaps and forward currency contracts. The Company and Group policy is disclosed in note 1 to the consolidated financial statements.

H Dividends
Dividends are recognised in the Company's financial statements in the year in which they are approved in general meeting by the Company's shareholders. Interim dividends are recognised when paid.

Notes to the Parent Company financial statements
continued

1 Accounting policies continued
I Deferred tax
Deferred tax is provided at the anticipated rates on timing differences arising from the inclusion of items of income and expenditure in tax computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

J Share-based payments
The Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using either the binomial distribution or Black-Scholes pricing models as is most appropriate for each scheme. The expected life used in the models has been adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date.

The issue of share incentives by the Company to employees of its subsidiaries represents additional capital contributions. An addition to the Company's investment in Group undertakings is reported with a corresponding increase in shareholders' funds. For details of the charge see note 27 to the consolidated financial statements.

2 Profit and loss account disclosures
The Company profit on ordinary activities after tax was £699 million (2005: £266 million).

The fee for the audit of the Company's annual financial statements was £0.4 million (2005: £0.4 million).

The Company had no direct employees in the course of the year (2005: none).

3 Investments in subsidiary undertakings

	2006 £m	2005 £m
Cost and net book value		
At 1 October	890	785
Prior year adjustment: FRS 20 Share-based payment	–	60
At 1 October as restated	890	845
Share-based payments to employees of subsidiaries	25	45
At 30 September	915	890

The principal subsidiary undertakings are listed in note 37 to the consolidated financial statements.

4 Debtors

	2006 £m	2005 £m
Amounts falling due within one year		
Amounts owed by subsidiary undertakings	3,217	4,217
Deferred consideration receivable	14	–
Group relief receivable	39	34
Derivative financial instruments	9	2
Other debtors	32	–
	3,311	4,253
Amounts falling due after more than one year		
Derivative financial instruments	22	44
Deferred tax asset	–	4
	22	48

5 Creditors – amounts falling due within one year

	2006 £m	2005 £m
Loan notes	26	58
Bank loans	4	5
Bank overdrafts	300	272
Derivative financial instruments	2	20
Amounts owed to subsidiary undertakings	1,230	1,257
Accruals and deferred income	106	71
	1,668	1,683

Notes to the Parent Company financial statements
continued

6 Creditors – amounts falling due after more than one year

	2006 £m	2005 £m
Bonds	1,323	1,386
Loan notes	426	482
Bank loans	109	675
Derivative financial instruments	18	2
Deferred tax liability	2	–
	1,878	2,545

Bonds are unsecured and consist of the following:
- Euro Eurobond with nominal value €750 million redeemable in 2009 and bearing interest at 6.0% per annum;
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum;
- Sterling Eurobond with nominal value £325 million redeemable in 2012 and bearing interest at 6.375% per annum; and
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The Company has fixed term, fixed interest private placements totalling US$830 million (£444 million) at interest rates between 5.11% and 7.955%. US$465 million (£249 million) is repayable in five to 10 years.

The deferred tax liability arises on marking to market interest rate swaps.

Maturity of financial liabilities, other creditors and derivative financial instruments falling due after more than one year as at 30 September 2006 is as follows:

	2006				2005			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
In more than one year but not more than two years	–	98	2	100	27	5	(2)	30
In more than two years but not more than five years	894	11	(7)	898	862	666	(31)	1,497
In more than five years	855	–	3	858	979	4	(9)	974
	1,749	109	(2)	1,856	1,868	675	(42)	2,501
In one year or less, or on demand	26	304	(7)	323	58	277	18	353
	1,775	413	(9)	2,179	1,926	952	(24)	2,854

	2006 £m	2005 £m
Bank loans		
Repayable by instalments in more than five years	–	5
Repayable by instalments within five years	21	23
Less: amounts falling due within one year	(4)	(5)
Amounts repayable by instalments falling due after more than one year	17	23
Repayable otherwise than by instalments within five years	92	652
Less: amounts falling due within one year	–	–
Amounts repayable otherwise than by instalments falling due after more than one year	92	652

7 Derivative financial instruments

	2006 Financial assets £m	2006 Financial liabilities £m	2005 Financial assets £m	2005 Financial liabilities £m
Interest rate swaps:				
– Fair value hedges	22	(18)	44	(2)
– Cash flow hedges	–	–	2	(1)
– Non-hedged	9	(1)	–	(7)
Cross currency swaps	–	(1)	–	(9)
Other financial instruments	–	–	–	(3)
	31	(20)	46	(22)

Notes to the Parent Company *financial statements*
continued

8 Share capital
Details of the share capital, share option schemes and share-based payments of Compass Group PLC are shown in notes 25 and 27 to the consolidated financial statements.

9 Capital and reserves	Share capital £m	Share premium account £m	Capital redemption reserve £m	Share-based payment reserve £m	Hedging reserve £m	Profit and loss reserve £m	Total £m
At 1 October 2004	216	93	9	–	–	426	744
Prior year adjustments:							
FRS 20 Share-based payment	–	–	–	60	–	–	60
FRS 21 Events after the balance sheet date	–	–	–	–	–	134	134
FRS 26 Financial instruments – measurement	–	–	–	–	(3)	(12)	(15)
At 1 October 2004 as restated	216	93	9	60	(3)	548	923
Fair value movement on cash flow hedges (net of deferred tax)	–	–	–	–	4	–	4
Transfer to profit and loss from equity on cash flow hedges (net of deferred tax)	–	–	–	–	–	–	–
Issue of shares	–	1	–	–	–	–	1
Fair value of share-based payments	–	–	–	45	–	–	45
Dividends paid to Compass shareholders	–	–	–	–	–	(205)	(205)
Profit for the financial year	–	–	–	–	–	266	266
At 30 September 2005	216	94	9	105	1	609	1,034
At 1 October 2005	**216**	**94**	**9**	**105**	**1**	**609**	**1,034**
Fair value movement on cash flow hedges (net of deferred tax)	**–**	**–**	**–**	**–**	**3**	**–**	**3**
Transfer to profit and loss from equity on cash flow hedges (net of deferred tax)	**–**	**–**	**–**	**–**	**(4)**	**–**	**(4)**
Issue of shares	**–**	**2**	**–**	**–**	**–**	**–**	**2**
Repurchase of ordinary share capital	**(6)**	**–**	**6**	**–**	**–**	**(149)**	**(149)**
Fair value of share-based payments	**–**	**–**	**–**	**25**	**–**	**–**	**25**
Dividends paid to Compass shareholders	**–**	**–**	**–**	**–**	**–**	**(213)**	**(213)**
Profit for the financial year	**–**	**–**	**–**	**–**	**–**	**699**	**699**
At 30 September 2006	**210**	**96**	**15**	**130**	**–**	**946**	**1,397**

10 Contingent liabilities	2006 £m	2005 £m
Guarantees of indemnities and subsidiary undertakings' overdrafts	**288**	348

Details regarding certain contingent liabilities which involve the Company are set out in note 32 to the consolidated financial statements.

Shareholder information

Registrars and transfer office

All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: 0870 162 3100 and from overseas: +44 20 8639 2157; email: ssd@capitaregistrars.com.

Shareholders that receive duplicate mailings because they have multiple holdings can write to the Registrars requesting that the holdings be amalgamated. By logging on to www.capitaregistrars.com/shareholders/ and following the link to The Share Portal, shareholders can access a range of online services including registering to receive future corporate documents by email. Registration will require input of investor codes. Shareholders are advised to refer to their share certificates for details.

Share dealing service

Compass Group has arranged share dealing services with Capita Registrars which provides a telephone and online share dealing service for UK resident shareholders in Compass Group. To deal, shareholders must provide details of surname, postcode, date of birth and investor code (set out in share certificates). To use the service telephone 0870 458 4577 or visit www.capitadeal.com.

Individual Savings Accounts (ISAs)

Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans & Individual Savings Accounts, 1st Floor, Courtwood House, Silver Street Head, Sheffield S1 2BH, telephone 0845 745 6123.

Share price information

The current price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

ShareGift

ShareGift is a charity share donation scheme for shareholders administered by the Orr Mackintosh Foundation. It is particularly useful for those shareholders that may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from ShareGift telephone 020 7337 0501 or from its website www.sharegift.org.

American Depositary Receipts (ADRs)

Compass Group has an ADR programme. Each ADR is equivalent to one Compass Group ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRs and from overseas +1 212 815 3700, email: shareowners@bankofny.com and from websites: www.adrbny.com and www.stockbny.com.

Financial calendar

Annual General Meeting – 16 February 2007
Half year results announcement – May
Full year results announcement – late November/early December
Dividend payments:
Interim – August
Final – March

Warning about unsolicited investment contacts

Over the last year many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:
- Make sure you get the correct name of the person and organisation.
- Check that they are properly authorised by the Financial Services Authority before getting involved. You can check at www.fsa.gov.uk/register.
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an *online form* at www.fsa.gov.uk.
- Inform our Registrar's Compliance Department on 020 8639 2041 or email compliance@capitaregistrars.com.

More detailed information on this or similar activity can be found on the FSA website www.fsa.gov.uk/consumer/.

Unsolicited mail

Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service, FREEPOST 29, LON20771, London W1E 0ZT. Alternatively, shareholders may register online at www.mpsonline.org-uk or request an application form by calling 0845 703 4599.

Shareholder analysis	Number of holders	Holders %	Number of shares held millions	Shares held %
Type of holder:				
Individuals	66,158	91.5	88	4.2
Institutional & other investors	6,109	8.5	2,011	95.8
Total	72,267	100.0	2,099	100.0
Size of holding:				
1 – 100	13,841	19.2	1	0.0
101 – 200	11,758	16.3	2	0.1
201 – 500	17,853	24.7	6	0.3
501 – 1,000	11,879	16.4	9	0.4
1,001 – 2,000	8,575	11.9	12	0.6
2,001 – 5,000	5,329	7.4	16	0.8
5,001 – 10,000	1,361	1.9	9	0.4
10,001 – 50,000	803	1.1	16	0.8
50,001 – 100,000	178	0.2	13	0.6
100,001 – 500,000	351	0.5	85	4.0
500,001 – 1,000,000	101	0.1	73	3.5
1,000,001 – 5,000,000	167	0.2	354	16.9
5,000,001 – 10,000,000	34	0.0	241	11.5
10,000,001 and above	37	0.1	1,262	60.1
Total	72,267	100.0	2,099	100.0

Registered office and advisors

Registered office
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956
www.compass-group.com

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TA

Financial Advisors
Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Legal Advisors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Stockbrokers
Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

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COMPASS
GROUP

Registered Office:
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com

COMPASS
GROUP



Annual Review 2006

Global reach

Our aim is to be the premium operator in the global contract catering and support services markets.

North America
USA
Canada

UK and Ireland
United Kingdom
Republic of Ireland

Continental Europe
Austria
Belgium
Croatia
Cyprus
Czech Republic
Denmark
Estonia
Finland
France
Germany
Greece
Hungary
Iceland
Italy
Kosovo
Latvia
Lithuania
Luxembourg
Netherlands
Norway
Poland
Portugal
Romania
Slovakia
Spain
Sweden
Switzerland

Rest of the World

Latin America
Argentina
Brazil
Chile
Colombia
Costa Rica
Mexico
Peru
Venezuela

Middle East and Africa
Algeria
Angola
Azerbaijan
Botswana
Egypt
Gabon
Ghana
Israel
Kazakhstan
Malawi
Mali
Mozambique
Namibia
Nigeria
Oman
Qatar
South Africa
Sudan
Turkey
UAE
Zambia

Asia Pacific
Australia
Bangladesh
China
East Timor
Hong Kong
India
Indonesia
Japan
Malaysia
Mongolia
New Zealand
Papua New Guinea
Philippines
Russia
Singapore
Thailand

Group	North America	Continental Europe	United Kingdom	Rest of the World
Group revenue	Split of revenue	Split of revenue	Split of revenue	Split of revenue
£10,815m	**£4,290m**	**£2,863m**	**£1,957m**	**£1,705m**
2005: £10,073m	2005: £3,761m	2005: £2,830m	2005: £1,982m	2005: £1,500m
Total operating profit*†	Split of operating profit*	Split of operating profit*	Split of operating profit*	Split of operating profit*
£508m	**£246m**	**£169m**	**£115m**	**£55m**
2005: £496m	2005: £218m	2005: £169m	2005: £114m	2005: £53m

All figures based on continuing operations. 2005 figures are restated to IFRS.
* Before exceptional items and including profit of associates.
† After central costs.



Sector operating companies

Unrivalled expertise from sector-leading brands.

We are unique in having a sector-focused approach to developing specialised solutions to our clients' foodservice and support services needs. For our clients this has the benefits of giving them access to unrivalled experience, tailored solutions relevant to their specific needs and specialist employee skills.

Where there is sufficient market density in a country we have a portfolio of companies that operate in specific market sectors e.g. Eurest in Business & Industry.

Operating company	Market sector and region	Operating company	Market sector and region
Eurest	UK NA CE RW	Chartwells	NA UK
Bon Appétit	NA	Scolarest	UK CE RW
Restaurant Associates	UK NA	Levy Restaurants	NA
Medirest	UK CE RW	ESS Support Services Worldwide	UK NA CE RW
Morrison	NA	Canteen	NA
Crothall	NA		

NA North America
UK United Kingdom
CE Continental Europe
RW Rest of the World

In countries that do not yet have critical mass we have a single operating company providing multi-sector solutions e.g. Onama in Italy or Seiyo in Japan.

Operating company	Market sector and region	Operating company	Market sector and region
Onama	CE	Seiyo Food Systems Group	RW

Group at a glance

We provide contract foodservice and support services to clients in over 70 countries.

Our business

How we work

We work in partnership with our clients, usually on their premises, utilising their equipment and facilities to provide foodservice and support services solutions tailored to the needs of consumers.

Contracts with our clients are usually based around one of four models:

Management fee

All of the operating costs are paid by the contractor and recharged to the client along with an agreed fee. This type of arrangement is most often used where the client is subsidising the food offer.

Fixed price

The client pays an agreed price for a specified range of services. This may be varied, for example, if the number of consumers changes considerably.

Profit & loss

The foodservice contractor has control over the offer to the consumer and sets the price. This type of arrangement usually occurs where there is little or no client subsidy.

Concessions

The foodservice contractor pays an agreed percentage of revenue for the right to trade at the clients' premises. This type of arrangement is widely used in the leisure sector.

Market overview and trends

Overview

Contract foodservice and support services offer significant growth opportunities.

The global contract foodservice market has an approximate value of £150 billion with around 50% outsourced to contractors like Compass and our market grows at around 5% a year.

The support services market (including catering, soft services such as cleaning and hard services such as building maintenance) has an approximate value of £700 billion. Circa 35% of this is outsourced to contractors with the outsourcing market projected to grow at around 10% a year.

Trends

Both the markets in which we operate have significant growth potential. The trend by organisations over the last decade to reduce subsidies and to outsource their foodservice requirements is continuing. Clients are moving away from management fee contracts to arrangements where the contractor bears the risk. Approximately 70% of our contracts are now fixed price or profit & loss. This means that we have to adopt different operating disciplines that are more retail orientated in order to grow profitability and returns for shareholders.

We are also seeing organisations accelerate the consolidation of a range of support services such as cleaning and reception as well as catering under one outsourced contract. We are ideally placed to offer an integrated solution to clients. Our challenge is to leverage these growth opportunities profitably and sustainably in order to create value for shareholders.

Our market sectors

Focused businesses operating in clearly defined market sectors.

We operate in six clearly defined market sectors:

Business & Industry

We are the world leader in providing a wide range of consumer-facing foodservice solutions to people at their place of work.

Fine Dining

We have an unrivalled reputation for fine dining in corporate boardrooms and at prestigious social and hospitality events around the world.

Healthcare & Seniors

This is the most sophisticated and demanding market in which we operate. Success requires the highest standards of customer service and food safety plus a detailed understanding of the nutritional needs of those we care for.

Education

From nursery schools to the world's most prestigious universities, we offer tasty and nutritious food for tomorrow's healthy generations.

Sports & Leisure

From local museums to the most famous sporting and iconic cultural venues, we provide foodservice solutions for consumers and corporate events.

Defence, Offshore & Remote sites

In difficult and often inhospitable environments we provide an integrated range of foodservice and support services on offshore oil and gas rigs, major construction sites and at remote mining locations.

Where there is a demand we can also offer vending across any of our six market sectors.

Vending

An integral part of the food and beverage operation for most modern organisations. We provide high quality and innovative vending solutions for customers across the USA and Europe.



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[illegible] and consumer demand for [illegible] eating and healthy eating we are adopting retail orientated disciplines.

Inside front cover image
We are at the forefront of developing tasty and nutritious offers for [illegible]

Because of our shared values, everyone in Compass is committed to consistently delivering superior service in the most efficient way to create value for our customers, shareholders and employees.

How our values help drive value

Financial highlights 2006

Group revenue
£10,815m 2005: £10,073m

Total operating profit*
£508m 2005: £496m

Basic earnings per share*△
11.4p 2005: 10.9p

Free cash flow
£265m 2005: £227m

Return on capital employed*
10.7% 2005: 10.7%

All figures based on continuing operations.
2005 figures are restated to IFRS.
* Before exceptional items, including profit of associates.
△ Before exceptional items and hedge accounting ineffectiveness.

We are specialists who help clients either outsource or establish a foodservice or support service, or sometimes both, to suit their needs.

How we do that draws on our global resources and our understanding of different cultures and market sectors. We work in partnership with our clients, usually in their premises. And by using their facilities and equipment we keep capital investment to an absolute minimum.

Looking at the world map today shows how far we have come since 1992. We have grown from a domestic operator to a global player. That journey has given us a great platform to build on and enabled us to benefit from opportunities far and wide. Making the most of these opportunities starts, as ever, by being clear about why we are in business.

Our aim is to be the premium operator in the contract foodservice and support services market with an outstanding reputation for quality, value for money and client and consumer satisfaction.

To achieve this means maintaining our market leading positions in the world's key regions with major brands in our chosen business sectors. But it also means applying fresh thinking to the way we run our business, re-energising the talents that have made us a leader while looking at new ways of maximising value from our core operations.

We have to be more disciplined – simplifying what we do and how we do it. Focusing on our core contract catering operations. Leveraging client relationships by growing the range of our support services. Maximising synergies for clients, organic profit growth for us and enhanced value for our shareholders.

The whole organisation is focused on achieving this and our vision encapsulates this common purpose. Quite simply we aspire to be a world-class provider of contract foodservice and support services, renowned for our great people, our great service, and our great results.

Our values
These define what, collectively, we believe in and govern the way we behave:

Openness, trust and integrity
We set the highest ethical and professional standards at all times. We want all our relationships to be based on honesty, respect, fairness and a commitment to open dialogue and transparency.

Passion for quality
We are passionate about delivering superior food and service and take pride in achieving this. We look to replicate success, learn from mistakes and develop the ideas, innovation and practices that will help us improve and lead our market.

Win through teamwork
We encourage individual ownership, but work as a team. We value the expertise, individuality and contribution of all our colleagues, working in support of each other and readily share good practice, in pursuit of shared goals.

Responsibility
We take responsibility for our actions, individually and as a Group. Everyday, everywhere we look to make a positive contribution to the health and wellbeing of our customers, the communities we work in and the world we live in.

Can-do
We take a positive and commercially aware 'can-do' approach to the opportunities and challenges we face.

Delivering greater shareholder value

Chairman's statement

Our priority is to manage your business with the creation of shareholder value firmly at the top of the agenda.

Sir Roy Gardner Chairman

Our strategy

Focused on our contract foodservice business.

Growing our support services business.

Committed to giving our customers superior levels of service.

Focusing on driving cost efficiencies.


White
Balsamic
Walnut
Oil

I was delighted to take over as Chairman of Compass in July. This is a good business. We have a significant presence in the countries and sectors in which we want to trade. Our people are passionate about what they do and are proud to work for us. We also continue to achieve excellent levels of contract retention demonstrating that we have a satisfied client base.

These are solid foundations on which to build. Our priority now is to create value for shareholders.

During the year we took the actions necessary to improve our future performance. We have streamlined and reshaped the management team to better reflect the needs of the business. We have improved financial discipline and governance right across the Group, giving the Board much better visibility as to the performance of the business.

In June we sold our travel concessions business, Select Service Partner ('SSP'), for £1.8 billion. This disposal will enable us to focus on our contract catering operations and exploit the significant growth opportunities in support services.

In November we announced our plan to sell our European vending business, Selecta. As the business derives only 9% of its revenue from our contract foodservice clients, it is not a core part of our operations.

These actions provide the basis for improving returns to shareholders.

Strategy

The creation of shareholder value is our priority. Contract foodservice offers attractive and sustainable growth potential which, allied to support services, represents our core activities. The business model is sound and our focus now is on better executing our strategy to deliver sustainable growth and profits. We will do this by growing our business in a more disciplined way, continuing to give our customers superior levels of service whilst being focused on driving cost efficiencies for the shared benefit of our customers, shareholders and employees.

Returns to shareholders

The Board is proposing a final dividend of 6.7 pence per share for payment in March 2007, bringing our full year dividend to 10.1 pence, a year-on-year increase of 3%. Whilst we remain committed to growing the dividend in real terms, our objective over the medium term is to move the dividend cover more towards the two times level.

In June 2006 on completion of the sale of our travel concessions business, SSP, we commenced a £500 million on the market share buy-back programme. As of 30 September 2006 we had purchased shares for cancellation to the value of £149 million.

Once the planned sale of Selecta is completed, our aim will be to achieve a balanced use of the net proceeds and this will include an extension of the current share buy-back programme.

Management

Since becoming Chairman I have looked at the management skills needed to meet the future needs of the business. I have begun a process of re-invigorating the Board.

During the year Sir Francis Mackay, Chairman, and Michael Bailey, Chief Executive, left the Company. On behalf of the Board I would like to acknowledge their role in establishing Compass Group as the global leader in contract foodservice.

In June we appointed Richard Cousins, previously Chief Executive of BPB plc, as our new Group Chief Executive. Richard's track record in operational management, business transformation and the creation of shareholder value has already been invaluable in mapping out the Group's future strategy.

In December Val Gooding will step down from the Board after seven years. On behalf of the directors I would like to thank Val for the enormous dedication and commitment she has shown to the Group.

Peter Cawdron, who has been a member of the Board since 1993 and is currently Deputy Chairman and Senior Independent Director, will retire from the Board at the Annual General Meeting in February. I would like to thank Peter on behalf of the Board for his outstanding contribution to the Group and on a personal note for the support he has given me since taking over as Chairman.

I am delighted to welcome two new additions to the Board. Sir Ian Robinson, formerly Chief Executive of Scottish Power and currently Chairman of Ladbrokes plc (formerly Hilton Group plc) and a Director of Siemens Holdings plc will join the Board as a non-executive director on 1 December. His experience of developing international businesses will be enormously valuable to us.

Gary Green will join the Board as an executive director on 1 January 2007. He has been at Compass for over 20 years and has successfully led the development of our business in North America since 1999.

Corporate governance

The way the Group is managed has been a matter of concern for shareholders. During the year I have taken a number of decisive steps to improve corporate governance. We have put in place more robust centralised controls to ensure effective decision making. I have also established a sub-committee of the Board to focus on corporate responsibility. Its terms of reference include looking at all aspects of business conduct, safety, health and environmental management, and responsible business practice.

United Nations

This has been an unfortunate episode in the Group's history. The Board has instituted a number of changes to control procedures as a result of the lessons we have learned. In March 2006 two competing food companies brought US lawsuits totalling some £600 million against ESS, Compass and various ESS staff. Though these claims would have been resolutely defended we decided that it was in the best interests of the on-going business and shareholders to settle these claims without prolonged litigation. In October, with no admission of legal liability, we reached final settlement of all claims for less than £40 million. We continue to cooperate fully with the relevant UN and US authorities in their on-going investigations.

Our people

This has been another tough year for our people. They have supported one another as we have taken the actions necessary to improve our performance and restore our reputation. They have also acted professionally to produce the highest level of customer service. On behalf of the Board I want to record our appreciation of their continued dedication and commitment.

Outlook

The results we have reported for 2006 are a benchmark from which to measure our future performance. Fundamental changes have been made during the year, including new leadership, a comprehensive review of the business, and establishing clear strategic priorities for the future. We have improved financial discipline and governance across the Group and we are now well placed to leverage the significant opportunities our global platform gives us. These actions will, in the years ahead, improve our performance and deliver value for shareholders.

Sir Roy Gardner
Chairman
29 November 2006

Full year dividend
10.1 pence +3%

Sale of SSP
£1.8bn

Compass share price performance vs FTSE 100 2006


Compass Group
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The FTSE 100 index has been rebased to the Compass Group share price on 30 September 2005 (206.25 pence).

Thinking and acting like one business

Chief Executive's statement

Our objective is to maximise shareholder value through delivering profitable and sustainable growth in our chosen markets.

Richard Cousins Group Chief Executive



Profit drivers

We are focused on two elements of the income and expenditure account revenue growth and cost efficiencies.

Revenue growth

Client sales and marketing ▽ Consumer sales and marketing ▽

Greater financial performance drives shareholder value

△ △ △

Cost efficiencies

Food costs · Unit costs · Above unit overheads

First impressions

In my first three months I visited 15 of our largest countries and received presentations on a further 30 key markets. It is clear to me that our customer service is excellent and that our people are committed and passionate about what they do. We have strong client relationships and market leading positions in our core markets. We also have a global footprint that should enable us to leverage our scale and expertise to develop growth for the future.

Hence my conclusion is that fundamentally this is a good business with a sound strategy. However, the model has been a little overstretched and in some parts of the world governance and control have been lacking. We therefore need to create a more intensive performance culture. This implies the need to support customers locally but asking our managers across the world to operate within simple global frameworks. We seek intelligent top-line growth and a more disciplined approach to reducing our global cost base.

Very simply we need to build on our strengths and correct our weaknesses. We have to create a management and performance culture that has at its core the delivery of profitable growth to maximise shareholder value. Aligning the business around this single unifying objective is the priority for me and my management team.

Business strategy

To be successful we must deliver the highest quality and performance, whilst relentlessly driving to be the lowest cost, most efficient provider. Our focus going forward will be on the creation of real shareholder value delivered in a disciplined and sustainable way.

At the moment we trade in too many countries where future growth prospects do not offer adequate returns. Over the next 12 months we will reduce the number of countries we operate in to 60-65.

Our core business will remain contract foodservice. We are focused on it and excited by the opportunity. The market is some £150 billion in size and, with outsourced penetration still at around 50%, our market grows at about 5% a year.

There is clearly a growing trend amongst some clients to source catering and other support services, such as cleaning, from a single provider. This market, including catering, has a value of around £700 billion, and with circa 35% outsourced, growing at around 10% a year. Support services already account for around 10% of our revenue and we are ideally placed to leverage our existing client relationships to offer them integrated food and support services. We will only do this, though, where it makes sense and enhances value for shareholders.

Offering clients an integrated foodservice and vending solution has been a key competitive advantage in North America. Our European vending business, Selecta, though highly profitable, only has 9% of its revenues with our contract foodservice clients. We have decided that this business is not a core part of our operations and will be sold. We will continue to offer European clients an appropriate vending solution when they require it.

The sale of Selecta following other disposals (such as SSP, Moto and Au Bon Pain) and the gradual withdrawal from a number of small countries will mark the end of a phase for Compass. From this new, tighter core Compass will be able to grow in a sustainable way. Capital expenditure, which three years ago exceeded £300 million a year will, for the next two-three years, be held at circa 2% of revenue a year.

Profit drivers

Our objective over the next two-three years will be to drive disciplined profitable growth with the focus more on organic growth and much less on acquisitions. Within that philosophy we will drive performance by concentrating upon five simple profit drivers:

Client sales and marketing: winning new business is, and will continue to be, a clear strength for Compass. However, as we improve discipline and focus on unit margins, organic growth rates may, for a period, slow a little before increasing back to trend rates. We will work closely with clients to deliver like-for-like revenue growth seeking to balance the needs of value for money, efficiency and a fair reward for a job well done. In the medium-long term, we will work harder to demonstrate to potential clients the benefits of outsourcing.

Consumer sales and marketing: we will seek a more innovative approach to our consumers improving the quality of our offer, restaurant designs and point of sale displays. Like-for-like volume growth will be an important key performance indicator and where we face inflationary cost pressures we will seek reasonable price increases.

Food cost: we spend over £3.5 billion a year on food. Our objective must be to procure the optimal quality and range of food to meet the needs of our customers at the lowest cost. This means having an efficient supply chain that leverages our scale whilst being much more disciplined about rationalising our supplier and product base. Driving in-unit compliance with approved purchasing lists through a much more systematic approach to menu planning and portion control will be critical.

Unit costs: we spend nearly £6 billion a year on unit costs. We will work closely with clients and employees to improve labour scheduling and efficiency and to reduce unit overheads.

Above unit overheads: we lose too much of our unit profit to overheads. We need a simpler model with fewer layers of management and less bureaucracy. This year we have achieved our target of £50 million of overhead savings and are seeking a similar reduction once again in 2007. Thereafter, the drive for overhead efficiency will continue.

Focus on management and performance ('MAP')

I have dismantled the divisional structure so that we have greater visibility of the underlying performance of local businesses. New monthly reporting processes and regular business reviews with country management teams will ensure that all of us are constantly focused on the same things. As part of this process the five profit drivers outlined previously are being orchestrated into a global performance framework called 'MAP'. Local managing directors are empowered to run their business within clearly defined corporate governance rules and MAP.

The actions that have already been taken to improve financial discipline and governance are focusing management on value creation. There are three simple questions that managers at all levels in the business are beginning to use in their decision making. Does it fit with our strategy? What are the risks and rewards? Does it create value for shareholders?

Through creating a performance-driven culture we are increasing the focus and intensity with which we manage the business to deliver value for shareholders.

Conclusion

2006 has been a transitional year for Compass against which we can benchmark our performance.

By stepping up the intensity with which we manage the performance of the business, and with a disciplined focus on the key profit drivers, we are well placed to create and deliver sustainable shareholder value.



Richard Cousins
Group Chief Executive
29 November 2006

Effective decision making

To help us make the right operational decisions, we use a simple process that confirms value genuinely exists.

Does it fit with our strategy?

What are the risks and rewards?

Does it create value for shareholders?

Summary operating review

The results so far

North America

Our business in North America has had another excellent year as we continue to leverage the leading positions we have established in each of our chosen market sectors.

Market position and trends

Through our portfolio of specialist operating companies we are the largest contract foodservice company in the USA and Canada.

The largest market in the world, North America remains a significant opportunity with around 50% contractor penetration. The most attractive future growth opportunities are in Healthcare and Education, where less than 40% of the market is outsourced.

In Business & Industry despite the relative maturity of the market there are still significant opportunities to drive volumes and spend per head through product innovation.

Healthy eating is the dominant consumer trend. Concerns over obesity and the composition and provenance of foods are continuing to drive consumer purchasing habits. Balanced Choices is our global healthy eating programme designed to help consumers make the right choices for their chosen lifestyles. Using iconography on menu cards and packaging, allied to healthy cooking techniques such as grilling as opposed to frying, consumers can select from a range of options low in salt, fats and sugar. Over 700 of our accounts in North America are now implementing the Balanced Choices Programme and we have trained over 2,800 of our chefs and unit managers to the required operating standards.

Overview of the year

Organic growth was 12% fuelled by significant new business gains across all the sectors. Contract retention for the year was 96% with major renewals including a five-year extension to Morrison's contract with BJC Health System worth $47 million in annual revenues and a 10-year extension to Chartwells' contract with Florida Atlantic University worth $9 million in annual revenues.

We continued to focus on profitability and working capital management to drive improvements in return on capital employed.

We also completed the acquisition of the remaining 51% of Levy Restaurants for $250 million.

Canteen, the world's largest route vending company, completed the rollout of its I-vend route accountability and cash control system which is reducing shrinkage and improving labour efficiency.

Product and service development

During the year 203 senior executives have been through an intensive two-day training programme, *Managing for Value*, designed to develop their strategic thinking and improve cash management and return on capital employed in their businesses.

As part of our commitment to tackling childhood obesity we have developed a nutritional awareness programme, 'Eat, Learn, Live', specifically for our Education sector. It encourages healthy eating through helping students gain a better understanding of what foods to eat, the health benefits and the link between good nutrition and academic attainment.

We have signed an exclusive 10-year agreement with the Dieticians of Canada as sponsor of the National Nutrition Month which has as its focus tackling childhood obesity.

As part of our commitment to sustainable sourcing, in March we announced a change to our seafood purchasing policy with a commitment to buying one million pounds of sustainable seafood annually (this accounts for around 20-25% of our total seafood purchases).

Outlook

In 2007, we expect to see continuing good revenue growth but at lower levels than those seen in 2006.

North America contract gains

Bon Appétit Management Company and Chartwells have won a five-year contract with Duke University worth $10 million in annual revenues.

Morrison and Canteen have won a 10-year contract with the State University of New York Health Sciences worth $7 million in annual revenues.

In Canada, Eurest won a five-year contract with Ontario Science Centre worth $3 million in annual revenues.

Split of revenue
£4,290m
2005: £3,761m

Split of operating profit*
£246m
2005: £218m

* Before exceptional items and including profit of associates.






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Delivering on a grand scale.

Sector: Sports & Leisure

From pretzel stands to fine dining restaurants, from the world's leading cultural venues to iconic sporting locations, eating and drinking is an essential part of the visitor experience. We are the leader in foodservice solutions from up-scale corporate hospitality to grab and go concession stands with the capabilities to cater for 100 or 100,000 visitors.

At the Charlotte Bobcats Arena we have developed a range of offers to meet the needs of over 12,000 basketball fans.

Targeting growth industries with innovative products and services.

Sector: Business & Industry

Employees want foodservice offers at their place of work that deliver the choice, quality and value for money available on the high street. For our clients in growth industries such as financial services, legal and IT we are developing innovative new products and services that respond to the needs of discerning consumers for all-day dining and healthy eating.





Summary operating review
continued

Continental Europe

Trading remains challenging, reflecting the on-going weakness of a number of Continental European economies. We are focused on improving the performance of poorer performing contracts and on restructuring country management teams to create a robust platform for sustainable growth in the future.

Market position and trends

The contract foodservice market in Europe has an approximate value of £43 billion and with outsourcing at below 30% represents an exciting opportunity. We have established strong positions in all the major Continental European markets. Where there is sufficient market density we are sectorising the business to better tailor our offer to the specific needs of clients.

In the most developed markets, as in the UK and North America, the trend, particularly in Business & Industry, is moving away from client subsidy to profit & loss and fixed price contracts. In response we are adopting a more retail oriented approach to drive consumer volumes and spend per head.

There is growing consumer interest in healthy eating. Our global programme, Balanced Choices, is being introduced across Europe and is being well received by both clients and consumers.

Overview of the year

Organic growth was 2% with flat operating profit in line with our expectations and reflecting the continuing weakness of a number of major economies. We saw strong growth in the Nordic countries as a result of the continuing strength of the offshore oil and gas sector and in Spain with double-digit growth in both the Education and Healthcare sectors as well as significant growth in the senior living market.

In Germany we saw some modest organic growth but a significant improvement in the operating margin, particularly in the Business & Industry sector. In France, Switzerland and the Netherlands the actions taken by the new leadership teams to simplify the management structure and the adoption of a shared services approach has stabilised the business and resulted in improved performances. In Italy and Portugal we have put in place new management teams who are restructuring the business to reduce operating costs.

Product and service development

In France, working in partnership with renowned Michelin starred chef, Yannick Alleno, we have launched a new brand, 'Millessence', targeted at corporate boardrooms and the Fine Dining sector.

In Healthcare, Medirest has introduced two new concepts in the Nordic countries. 'Meals for Life' has been developed specifically for the residential and long-term care markets to respond to the demand for healthy, nutritious and high quality food prepared to the very highest food hygiene and traceability standards. 'Your Private Chef' is targeted at meals-on-wheels customers to offer a wider choice of appetising and nutritious meals. We have also introduced steam technology in Sweden and the Noorlands University Hospital contract, which is being mobilised during January, will be the largest to utilise this revolutionary steam technology in Continental Europe.

In Germany and the Netherlands we have introduced programmes to reduce absenteeism and labour turnover through increasing employee loyalty and satisfaction.

In sports stadiums and arenas in Germany we have begun using biodegradable corn cups as opposed to plastic. These environmentally friendly cups use 35% less fossil fuel to produce and are completely compostable.

Outlook

In 2007, we expect to see similar levels of overall revenue growth as we continue to be selective on new business. With the significant reorganisation activity undertaken in 2006 we would expect to begin to see some margin progression.

Continental Europe contract gains

In Norway, ESS won a five-year contract with Statoil for four site camps, worth over €18 million a year in annual revenues.

In Germany, Eurest won a new contract with Motorola with annual revenues of €3 million.

In Italy, Onama won new contracts with Bergamo Hospital and 3rd Age Housing in Turin with combined annual revenues of €4 million.

Split of revenue
£2,863m
2005: £2,830m

Split of operating profit*
£169m
2005: £169m

* Before exceptional items and including profit of associates.




Summary operating review
continued

United Kingdom

The stabilisation of the UK business is progressing well under a new leadership team. The introduction of a simplified and more focused business model will underpin the delivery of improved financial performance.

Market position and trends

We are the leader in contract foodservice in the United Kingdom and have market leading positions in many of the sectors in which we operate.

Across all the sectors there is increasing demand from customers for options that promote healthy eating. In the Education sector we have been at the forefront of helping schools meet the Government's new standards for school meals. Over 60% of the contracts we operate already meet the 2008 nutrient standards and exceed the guidelines on fresh fruit and vegetables and meat and portion sizes. We have also launched a 'Putting the Fun into Food' Programme to raise the profile of healthy eating in primary and secondary schools.

In Business & Industry the trend away from client subsidy to profit & loss and fixed price contracts is continuing. Meal times are shortening, with the average lunch break now less than 30 minutes. There is also a marked trend towards all-day snacking and this is increasing the demand for 'grab and go' products.

Overview of the year

Our priority has been to start stabilising the business and build a firm foundation for future growth. We have made good progress in creating a more robust contract base by renegotiating or exiting poorer performing ones. The impact of these actions has been offset by new contract gains enabling us to achieve a similar level of financial performance to last year.

The Education sector has again been challenging as we have responded to the Government's drive to improve school meals. There are now clear signs that this sector is beginning to stabilise and during the summer we won new contracts in Reading, Sheffield, Kent and West Sussex.

In May we appointed Ian El-Mokadem, previously Managing Director of Onetel, to run the UK business. He has a wealth of experience in business strategy and in consumer and retail markets, which will be invaluable as the business responds to the trends in the marketplace.

Product and service development

As contract structures move onto a more commercial basis and client subsidies reduce, we are continuing to invest in developments that extend our product portfolio to meet customer needs and drive efficiencies.

Using innovative steam pressure technology to cook appetising and fresh food quickly while preserving the nutritional content, is generating new growth opportunities in the Education, Healthcare and Business & Industry sectors.

Though not a substitute for traditional production kitchens it provides a high-quality and cost-effective alternative for schools with no hot meals service. In West Sussex Scolarest has won a contract with the County Council to provide meals for 238 primary schools as they transition from a packed lunch to hot meals service. When fully mobilised we will provide over four million meals a year.

In Healthcare one of the challenges for NHS Trusts is to provide high-quality nutritious meals that increase patient satisfaction and aid recovery. Utilising steam technology Medirest is able to offer clients and patients a more extensive choice of hot meals cooked to order at ward level. We are currently supplying over 10,000 such meals a day across 30 hospitals. To meet demand we have developed a 'Cuisine Centre' in St Albans capable of producing 35,000 meals a day.

In Business & Industry steam technology is a cost-effective option at client locations where the number of on-site staff would not commercially justify a traditional meal service.

Outlook

We expect business to remain challenging in the UK in 2007, particularly in the Education sector. We will, however, continue to simplify the business to generate cost efficiencies and focus on improving the margin, particularly on poorer performing contracts.

United Kingdom contract gains

Medirest secured a seven-year contract worth over £9 million in annual revenue to provide full hotel services at two hospitals in Merseyside for the St Helens and Knowsley Hospitals Trust.

Scolarest won a new contract with Westminster City Council worth over £2 million in annual revenue to serve over 1.4 million meals annually at 39 primary and two secondary schools.

Leith's won a 10-year contract to provide full catering services for Beaulieu Enterprises Ltd, worth £1 million a year in annual revenue.

Split of revenue
£1,957m
2005: £1,982m

Split of operating profit*
£115m
2005: £114m

* Before exceptional items and including profit of associates.







Maximising the value of healthy eating.

Sector: Healthcare

We are constantly looking for new ways to help hospital patients eat better. At London's Charing Cross Hospital we are using revolutionary steam technology to deliver a wider choice of appetising and nutritious meals that aid their recovery. Patients are eating 36% more food and food going to waste has reduced by one third.



Understanding individual needs, all over the world.

Sector: Defence, Offshore & Remote sites
For people working on offshore oil and gas rigs and remote construction and mining sites a hot nutritious meal, a clean bed and a freshly laundered uniform are vital 'home' comforts.

We recognise the importance of these basic, but essential, needs. That's why we go to the ends of the earth, literally, to deliver the highest levels of customer support and service. Most importantly of all we need to do it safely and with consideration for the environment.



Summary operating review
continued

Rest of the World

Organic revenue growth was driven by strong performances in Australia and Latin America as a result of the buoyant offshore oil and gas and remote site mining sectors. We completed the planned exit from our Middle East military catering operations and continued to exit the high street retail restaurant market in Japan.

Market position and trends

The contract foodservice market in the Rest of the World has an approximate value of £47 billion with outsourcing a little over 50% but with significant opportunities remaining in the Education, Healthcare and Defence, Offshore & Remote sites sectors.

Over the last 10 years we have established a presence in those countries that offer attractive current and future growth prospects. During this time we have established leading positions in Australia, Japan, Asia and Latin America and have clients in over 40 countries.

In the more developed markets, such as Australia, we have begun to sectorise our offer to respond to the specific requirements of clients in the Healthcare and Education sectors. In markets such as China and India we are continuing to ensure that our business is well placed to respond and benefit from the projected growth of these emerging economies.

The trend towards healthy living is continuing and we are adapting our global healthy eating programme, 'Balanced Choices', to meet the different cultural and culinary requirements of our consumers.

Overview of the year

We saw organic growth across all sectors up 13% overall. The Defence, Offshore & Remote sites sector grew by 24%, as a result of strong performances in Australia and Latin America, and now represents 35% of the Rest of the World business. In Japan we are continuing our planned exit from the high street retail restaurant market and this held back organic growth to 4%.

We have seen good profit growth in Australia and other countries with remote site operations reflecting the buoyancy of the oil, gas and extractive industries. Overall operating profit for the Rest of the World has been held back in part by the impact of the nationalisation of the extractive industry in Venezuela following a change of government.

China offers significant future growth prospects and we are very pleased with the development of our business in this important market. During the year we won contracts with Nokia, Bayer Polymers, Tianjin Denso Electronics and Foxxcon International. As planned we have now completed our exit from military catering operations in the Middle East.

Product and service development

Health and safety is the number one priority for us and our clients in the Defence, Offshore & Remote sites sector. In Australia, we have launched the 'Compass Care' initiative to promote excellence in health and safety management and to facilitate the rehabilitation and return to work of ill or injured employees.

In Japan, we are responding to our clients' increasing focus on the management of their environmental impacts by increasing the number of our units with ISO14001 (Environmental Quality Standards) Accreditation. We now have 360 of our units achieving the required standards.

Also in Japan our 'Dessert Forest' menu development trial designed to boost sales by encouraging customers to select an additional item has resulted in a 3% increase in sales. The programme will now be rolled out across all our Business & Industry operations.

Outlook

In 2007 we would expect to see more moderate revenue growth but would now expect to begin to see some margin progression.

Rest of the World contract gains

In Australia, we have been awarded a five-year contract with the Sydney Central Garrison Support worth over A$30 million in annual revenues.

Medirest in Australia has won contracts for three years with Jewish Care and Masonic Homes with combined annual revenues of A$7.5 million.

In China, Eurest has won three-year contracts with Yew Chung International School of Shanghai Gubei and Hongqiao Campus and the Beijing International Singaporean School.

Split of revenue
£1,705m
2005: £1,500m

Split of operating profit*
£55m
2005: £53m

* Before exceptional items and including profit of associates.



Working with local producers, wherever they are in the world.

Sourcing food responsibly

We recognise the importance of working with suppliers in emerging markets to build sustainable supply chains. That is why we are working with local producers to improve their skills and production capabilities to help them develop new markets and support their local community.

We have invested 0.2% of our revenues from Angola in local community projects and are working with the Quenguela community project to source vegetables and eggs for our sites.



Acting responsibly in business

Acting responsibly is not new to Compass. We believe that meeting stakeholder expectations is an essential building block for business sustainability and growth in shareholder value.

Governance of social responsibility
Our tradition of encouraging local ownership provides a firm foundation on which to build. We believe there is more we can do and have this year set up a Corporate Responsibility Committee, chaired by Sir Roy Gardner. Its remit is to provide strategic direction and guidance on all aspects of business practice and responsibility ensuring consistent implementation everywhere we operate.

Solid foundations to achieve industry leadership
In 2006 we have taken steps to improve our environmental, social and ethical performance. We have put in place 'Speak Up' lines so that our employees can raise any concerns about how we conduct our business on a confidential basis. Most significantly, we have reviewed the values that are at the heart of Compass. They guide us on how we conduct business regardless of where we are in the world. Our values are Openness, Trust and Integrity; Passion for Quality; Win Through Teamwork; Can-Do and last, but not least Responsibility, a clear commitment to embedding responsible business practice as part of our culture.

To help focus our attention we have also set out a clear framework of responsibilities that are specific to Compass as well as those which are common to all large businesses.

A future priority for us is to establish a common set of performance indicators. This will provide us with a means to monitor and manage performance at a Group level complementing existing measures at an operating company level.

Our responsibilities
Business integrity
The Compass Group Code of Ethics sets out our social, ethical and environmental commitment towards each of our stakeholders and the communities in which we operate. The Code is the bedrock of our corporate responsibility programme.

Safety, health and the environment
Our number one operational priority is safety, health and environment. We believe that each of us at Compass Group has a moral obligation to safeguard each other, our customers and the environment by operating a safe, injury free and healthy workplace, serving food that is always safe to eat and which minimises our impact on the environment.

We take our environmental responsibilities seriously, believing that effective environmental management is in the interests of both our business and our clients in whose premises we operate. Our Environmental Policy sets out our commitment and our Safety, Health and Environment Forum (SHEF) promotes policy, sets standards and monitors best practice across the Group.

We asked Trucost PLC to assess our environmental performance and our key impacts. Utilising the model used by the British Government to select the KPIs relevant to each sector of British industry they identified greenhouse gases, particularly CO_2 emissions and waste as our key impacts. Next year we will set out the actions we will take to better manage our direct impacts and thereafter we will report annually on our progress.

Diet and nutrition
As a global foodservice company we know that we have an enormous influence on what our 20 million consumers a-day choose to eat and drink. As such, our contribution to their diet and nutrition is our most significant impact.

We are working closely with our clients, suppliers, governments and regulators across the world to respond to the emerging public health issues associated with obesity and diet. We aim to provide a wide choice of menu items so that consumers seeking healthier options to suit their particular lifestyle are well served.

Culinary tastes vary across the globe, so we do not aim for a consistent approach, but rather basic principles that place healthy eating as a primary responsibility across the globe. Priorities in North America will be very different from countries in, say the Asia-Pacific regions.

Sourcing food responsibly
The purchasing decisions we make have implications for food production and environmental sustainability. We expect our suppliers to have the same high social, ethical and environmental standards as we aspire to.

Our people
Our people are our greatest asset and the face Compass presents to the world. We want them to be motivated and engaged, we value their diversity and are committed to providing them with development and training opportunities to fulfil their potential. We also encourage employee volunteering to support the communities in which they live and work.

Community
We have a strong track record in community engagement. Compass in the Community, established a decade ago, recognises the best community-based initiatives from across the world. Projects promote healthy lifestyles, tackle social exclusion, improve employability and promote sustainability and diversity. Compass in the Community rewards successful teams with a donation to support their project.

How are we doing?
External recognition such as inclusion in the Dow Jones Sustainability Index provides a benchmark for our performance. Our commitment to the United Nations Global Compact, the Percent Club and other relevant organisations demonstrates our intent.

In 2007, we will be producing a Corporate Responsibility report which will explain our approach to managing our social, ethical, environmental and broader economic impacts in more detail.

Setting a course for industry leadership

Five year goal

Industry leadership in corporate responsibility

△

Developing a leadership position

Priority corporate responsibility issues for foodservice companies

Diet & nutrition	Climate change	Local community
Salt, sugar, fat	Energy & resource	Employee volunteering
Obesity	Transport	As an employer
Sourcing		Local sourcing

△ △ △

Confirming our focus

Corporate responsibility issues shared by FTSE 100 companies

Safety, health and environment	Business integrity Employability Diversity	Stakeholder engagement	Supply chain	Governance and risk management

△ △ △ △ △

Firm foundations

Summary financial review

These are the first full year results prepared and presented in accordance with International Financial Reporting Standards ('IFRS') and comparative figures have been restated accordingly. Discontinued operations have been excluded throughout this review, except where otherwise stated.

Andrew Martin Group Finance Director



The Group achieved 7% organic revenue growth in 2006 with strong performances in North America and the Rest of the World regions, but more difficult trading in the UK and Continental Europe. Actions are underway to improve financial performance, with continued focus on delivery of strong free cash flow and improved returns on capital employed ('ROCE') over the medium term. The Group has announced medium-term (2006-2008) objectives to improve ROCE by 100 basis points and to generate free cash flow from continuing operations over the period of £800 million-£850 million.

Group performance

The Group's reported financial summary for the year ended 30 September 2006 is set out below.

	2006	2005[1]	Increase/ (decrease)
Continuing operations before exceptional items			
Revenue	£10,815m	£10,073m	7.4%
Operating profit[2]	£508m	£496m	2.4%
Operating margin[3]	4.7%	4.9%	(20)bps
Profit before tax			
– underlying[4]	£363m	£344m	5.5%
– reported	£374m	£341m	9.7%
Free cash flow	£265m	£227m	16.7%
Basic earnings per share			
– underlying[4]	11.4p	10.9p	4.6%
– reported	11.7p	10.7p	9.3%
Total Group after exceptional items			
Basic earnings per share	13.3p	9.0p	47.8%
Dividend per ordinary share	10.1p	9.8p	3.1%

1 Prior period figures have been restated from UK GAAP to IFRS.
2 Includes share of profit of associates.
3 Excludes share of profit of associates.
4 Underlying profit before tax and basic earnings per share excludes exceptional items and income of £11 million (2005: charge £(3) million) in respect of hedge accounting ineffectiveness and basic earnings per share excludes these items net of tax.

Discontinued operations

On 15 June 2006, Compass completed the sale of its travel concessions catering business, Select Service Partner, including Creative Host Services in the US (together, 'SSP'), for net consideration after transaction costs of £1,798 million. SSP's revenue and operating profits in 2005 were £1,804 million and £112 million respectively on an IFRS basis. During the period, the Group also completed the sale of its European Inflight catering business for net consideration after transaction costs of £65 million, the RA Patina public restaurants business in the US and the Strand Palace Hotel in London for a total of £85 million and a number of other small travel concessions related businesses for a total of £7 million. The revenue and operating profits of these businesses in 2005 were £342 million and £12 million respectively.

The results of all these businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis. The results of the Selecta vending business are reported within continuing operations.

The Group has completed the withdrawal from its Middle East military catering operations. The revenue and operating profits before exceptional items in 2005 from these activities were £175 million and £34 million respectively. The results of these operations are also treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis.

Revenue

Overall, the Group delivered revenue growth of 7% on a reported basis, 6% on a constant currency basis and 7% organic growth (previously referred to as like-for-like growth).

Operating profit

Operating profit from continuing operations including associates is £508 million (2005: £496 million) an increase of 2.4%.

Finance cost

Net finance cost for the year is £134 million (2005: £155 million) including £11 million non-cash income on hedge accounting ineffectiveness (arising on the revaluation of interest rate hedging instruments that do not qualify for hedge accounting under IAS 39) (2005: charge £(3) million). Excluding this hedge accounting ineffectiveness, the underlying net finance cost for the year is £145 million (2005: £152 million). We currently anticipate underlying net finance costs to be around £105 million-£110 million for 2007 principally reflecting a full year's benefit of the net disposal proceeds received during the course of 2006.

Profit before tax

Profit before tax from continuing operations before exceptional items is £374 million (2005: £341 million) up 9.7%.

On an underlying basis, before hedge accounting ineffectiveness, profit before tax from continuing operations increased by 5.5% to £363 million (2005: £344 million).

Income tax expense

The overall Group tax charge before exceptional items for the year is £113 million (2005: £96 million), giving an effective tax rate of 30% (2005: 28%). We expect the Group's effective tax rate to average around the 30% level for the foreseeable future.

Basic earnings per share

Basic earnings per share are 13.3 pence (2005: 9.0 pence) up 47.8%. Excluding exceptional items and discontinued operations, basic earnings per share on an underlying basis, before hedge accounting ineffectiveness, are 11.4 pence (2005: 10.9 pence) up 4.6%. Attributable profit and basic earnings per share are reconciled in the following table.

	Attributable profit		Basic earnings per share		
	2006 £m	2005 £m	2006 pence	2005 pence	Change
Reported	285	195	13.3	9.0	47.8%
Discontinued operations and exceptional items	(34)	36	(1.6)	1.7	
Hedge accounting ineffectiveness – after tax	(7)	4	(0.3)	0.2	
Underlying	244	235	11.4	10.9	4.6%

Dividends

The recommended final dividend is 6.7 pence per share resulting in a total dividend of 10.1 pence per share for the year (2005: 9.8 pence), a year-on-year increase of 3.1% over 2005. Dividend cover for 2006 was 1.1 times underlying earnings. Whilst we remain committed to continue to grow the dividend in real terms, our objective over the medium term remains to move the dividend cover more towards the two times level.

Acquisitions

The acquisition of the remaining 51% interest in Levy Restaurants not already held was completed on 18 April 2006 for $250 million (£134 million).

The Group's strategic focus continues to be on the organic development of its existing core businesses. As a result, only a small number of minor acquisitions were completed where these reinforced sectoral presence in certain areas.

The Group does not currently anticipate any significant new acquisitions during 2007 and payments of deferred consideration in respect of past acquisitions and the buyout of minority interests is currently expected to total around £30 million in 2007.

Disposal of Selecta

In November 2006, the Group announced its intention to dispose of its Selecta vending businesses operating in 21 countries in Continental Europe and in the UK.

These businesses generated revenue of £476 million, earnings before interest and tax (EBIT) of £45 million and earnings before interest, tax and depreciation (EBITDA) of £87 million in 2006. Net capital expenditure in 2006 totalled £46 million.

Summary financial review
continued

2006 revenue split by sector (%)


Business & Industry 41%
Defence, Offshore & Remote 9%
Education 13%
Healthcare 16%
Sports & Leisure 11%
Vending 9%
Travel concessions 1%

2006 revenue split by geography (%)


North America 40%
UK 18%
France 8%
Rest of Europe 5%
Germany 4%
Italy 3%
Spain 2%
Switzerland 2%
Netherlands 2%
Japan 5%
CAMEA 3%
Australia 3%
Latin America 3%
Asia Pacific 2%

Pensions
The Group now accounts for pensions in accordance with IAS 19.

Significant one-off contributions were made to the two main UK defined benefit schemes during the year totalling £280 million following the disposal of the SSP business and the Strand Palace Hotel.

As a result, the total pensions deficit was significantly reduced at 30 September 2006 to £282 million (2005: £555 million).

The Group has reviewed its pension assumptions and continued to move to more prudent assumptions in determining the deficit, including life expectancy assumptions which have again been increased in 2006.

For example in the UK, life expectancy assumptions at age 65 for a pensioner has been increased to 19.7 years (male), 22.6 years (female) (2005: 17.8 years (male), 20.7 years (female)) and for non-pensioners life expectancy assumptions have been increased to 20.9 years (male), 23.7 years (female) (2005: 19.4 years (male), 22.4 years (female)).

The total pensions charge in the year was £33 million (2005: £26 million) for defined contribution schemes and £35 million (2005: £53 million) for defined benefit schemes. Of the defined benefit scheme costs, £11 million (2005: £14 million) was charged to net finance cost.

Return on capital employed
Return on capital employed (ROCE) is 10.7% (2005: 10.7%) based on the continuing business before exceptional items, excluding the Group's minority partner's share of total operating profit, net of tax at 30%, and using an average capital employed for the year of £3,232 million (2005: £3,137 million) calculated from the IFRS balance sheet.

Under UK GAAP, included within average capital employed was goodwill previously written off to reserves, now extinguished under IFRS, and goodwill amortised prior to 30 September 2004, the date at which the net book value of goodwill was frozen under IFRS. Including these adjustments, average capital employed for the year, for the continuing businesses, would have been £6,294 million (2005: £6,051 million) and return on capital employed for the continuing business would have been 5.9% (2005: 5.9%).

Financial targets
The Group's three year targets for the continuing business for 2006-2008 remain unchanged at:
- 100 basis points improvement in ROCE;
- free cash flow from continuing operations of £800 million-£850 million.

Cash flow
Free cash flow from the continuing business totalled £265 million (2005: £227 million). The major factors contributing to the increase were: £24 million reduction in net capital expenditure and £44 million lower working capital outflow, offset by £14 million higher net interest payments and £29 million higher net tax payments.

Net capital expenditure, which two years ago exceeded £300 million will, for the next two-three years, be at a level of around 2% of revenues after the disposal of the Selecta vending business. We are working hard at improving our working capital performance and now expect to see an average annual outflow of approximately £20 million. Given the scale of the working capital balances, there are however likely to be fluctuations between years.

The Group's cash tax rate for the year was 27% (2005: 20%), based on underlying profit before tax. We expect the average cash tax rate to remain at a similar level for the foreseeable future, but again with some potential fluctuations between years.

The net interest outflow of £174 million in 2006 includes an outflow of £20 million over and above the income statement charge relating to the swap reversal transactions carried out in 2004.

Acquisition payments were £167 million (2005: £121 million) comprising the acquisition of the remaining 51% interest in Levy Restaurants which was completed on 18 April 2006 for $250 million (£134 million), £8 million from the buyout of half of the remaining 10% of Onama in Italy, £8 million of deferred consideration in respect of prior years' transactions and £18 million in respect of other sundry acquisitions less £1 million of cash acquired.

Disposal proceeds net of transaction costs comprises consideration of £1,955 million less £118 million of cash disposed and £45 million consideration deferred to future periods, plus £15 million of deferred consideration received in the year relating to prior years' transactions.

Conclusion
The successful disposals of the travel concessions businesses including SSP and the exit from the Middle East military catering business have resulted in a more focused Group and leaves us in a stronger financial position. The focus in the coming year will be on improving underlying business performance.

Andrew Martin

Andrew Martin
Group Finance Director

Board of directors

Reshaping our leadership – we have thought long and hard about the leadership skills we need. It is not just about looking at CVs; it is also about understanding what each personality brings to our business and how the team interacts.



01 Sir Roy Gardner
Chairman Age 61
Appointed Chairman in July 2006 having been appointed to the Board as Senior Independent Director in October 2005. He is a senior advisor to Credit Suisse, President of Carers UK and Chairman of the Apprenticeship Ambassadors Network. He is a former Chief Executive of Centrica plc, Chairman of Manchester United plc, Finance Director of British Gas plc, Managing Director of GEC-Marconi Ltd and a Director of GEC plc and a former non-executive director of Laporte plc.
Sir Roy is Chairman of the Nomination and Corporate Responsibility Committees, a member of the Remuneration Committee and received his Knighthood in 2002 for services to the gas and electricity industries.

02 Richard Cousins
Group Chief Executive Age 47
Appointed to the Board in May 2006 and appointed Group Chief Executive in June 2006. He was until December 2005 Chief Executive Officer of BPB plc, having held a number of positions with that company since joining it in 1990. He is a former non-executive director of P&O and his earlier career was with Cadbury Schweppes plc and BTR plc. Richard is a member of the Corporate Responsibility Committee.

03 Andrew Martin
Group Finance Director Age 46
Appointed to the Board in March 2004. He was previously a partner with Arthur Andersen and held senior financial positions with Forte Plc and Granada Group PLC. Following the disposal of the Hotels Division in 2001, Andrew joined First Choice Holidays PLC as Finance Director. He joined Compass Group in 2004. He is an Associate of the Institute of Chartered Accountants in England and Wales and an Associate of the Chartered Institute of Taxation. Andrew is a member of the Corporate Responsibility Committee.

04 Gary Green
Group Managing Director – USA, Canada and Latin America Age 49
Appointed to the Board with effect from January 2007. Joined the Group in 1986 in a senior finance role in the UK Division and became a UK divisional director in 1992. Relocated to the USA in 1994 as Chief Finance Officer of the Group's North American Division and in 1999 became Chief Executive Officer. Appointed Chief Executive Officer of the Americas in January 2005.

05 Peter Cawdron
Senior Independent Director and Deputy Chairman Age 63
Appointed to the Board in November 1993. He is Chairman of GCAP Media PLC and a non-executive director of a number of companies, including ARM Holdings PLC, Johnston Press PLC, Prostrakan Group PLC, Punch Taverns PLC and The Capita Group PLC. Peter is a former director of Arla Foods UK PLC, Christian Salvesen PLC and Grand Metropolitan PLC. He is Chairman of the Remuneration Committee and a member of the Nomination Committee. Peter will retire from the Board at the conclusion of the 2007 Annual General Meeting.

06 Peter Blackburn CBE
Non-executive director Age 65
Appointed to the Board in April 2002. He is a non-executive director of SIG plc. He is a former Chairman of Northern Foods plc, a past President of the Food and Drink Federation and a former Chairman and Chief Executive of Nestlé UK. Peter is a member of the Audit and Nomination Committees and was awarded a CBE in 2003 for services to the food and drink industry.

07 Val Gooding CBE
Non-executive director Age 56
Appointed to the Board in January 2000. She is Chief Executive of BUPA, a non-executive director of Standard Chartered PLC and a former non-executive director of BAA plc and Cable and Wireless Communications plc. She is a member of the Council of the University of Warwick and co-chair of the Advisory Board of the Warwick Business School. She is a trustee of the British Museum, Vice President of International Federation of Health Plans and a non-executive director of the Lawn Tennis Association. Val is a member of the Nomination and Remuneration Committees and was awarded a CBE in 2002 for services to business. Val will step down from the Board on 31 December 2006.

08 Sven Kado
Non-executive director Age 62
Appointed to the Board in April 2002. He is Chairman of Marsh & McLennan Holdings GmbH and was previously Chief Financial Officer of Nixdorf Computer AG, Chief Financial Officer of Dyckerhoff AG and senior advisor of Principal Finance Group/Nomura International. Sven is a member of the Audit and Remuneration Committees.

09 Steve Lucas
Non-executive director Age 52
Appointed to the Board in July 2004. He is Group Finance Director of National Grid plc having been previously Executive Director, Finance of Lattice Group plc. He is a chartered accountant and has held a number senior finance positions with Shell International Petroleum Company and British Gas. More recently he was Treasurer at BG Group. Steve is Chairman of the Audit Committee and is a member of the Remuneration and Corporate Responsibility Committees.

10 Sir Ian Robinson
Non-executive director Age 64
Appointed to the Board with effect from December 2006. He is Chairman of Ladbrokes plc (formerly Hilton Group plc), a non-executive director of Scottish & Newcastle plc and Siemens Holdings plc. He is a former Chairman of Amey plc, Chief Executive of Scottish Power plc and non-executive director of ASDA plc and RMC plc.
Sir Ian is a Fellow of the Royal Academy of Engineers, a Fellow of the Institution of Chemical Engineers, a member of the Takeover Panel and received his Knighthood in 2000 for services to the electricity industry.



Sir Roy Gardner Chairman

Corporate governance – Chairman's Q&A

All UK listed companies are required to make disclosures in relation to the Combined Code on Corporate Governance. Sir Roy Gardner discusses what steps he has taken to improve the Group's corporate governance since becoming Chairman.

Q

The first principle of the Combined Code concerns the need for an effective board. How does the Compass Group Board apply this principle?

A

The Board is ultimately responsible for the good management of the Company. The directors accept that we are collectively responsible for its success.

This is a large business operating across the globe. It is vital that we have clear lines of sight so that we can discharge our duties effectively. We have in place a framework to enable us to exercise control whilst delegating day-to-day decision making to those running the business.

I have taken a number of decisive steps to improve corporate governance. We have put in place more robust centralised controls. This gives the Board better visibility as to the performance of the Group. But the entrepreneurial flair that is essential to improve profitability and shareholder value has not been stifled.

In addition to the Nomination, Audit and Remuneration Committees I have established a Corporate Responsibility Committee. Its terms of reference are to look at all aspects of business conduct, safety, health and environmental management and responsible business practice.

The effectiveness of the Board comes from us focusing on the things that really matter. Having absolute clarity as to the distinct roles of the Board and the executive management is vital.

Q

The Combined Code principles also deal with the role of the board chairman. How do you see your role?

A

My key responsibility is to lead the Board and make sure that it is doing its job effectively.

In addition to strengthening the corporate governance controls my priority this year has been to ensure that we have a strategy that will deliver enhanced shareholder value. My role in strategy development is to probe and challenge the executive team. I do this by utilising the experience and knowledge that different directors bring to the Board.

Now that the strategy is in place the Board and I will regularly review how it is being implemented by the Chief Executive and his team.

Succession planning is also a key responsibility of the Chairman. It is vital that we have a strong Board but also a pool of talented managers that one day will be candidates for positions at the highest levels in the Group.

Finally I also play a role in shareholder communications. Investor Relations is the responsibility of the Group Chief Executive and Finance Director. However, as Chairman I maintain contact with the Group's major shareholders. I need to know that they are happy with the performance of the business. I also need to be in a position to keep the Board informed of their views.

Q

There have been a number of changes to the membership of the Board this year. What do these changes mean to the effectiveness of the Board?

A

The overriding priority for the Nomination Committee was the appointment of a new Group Chief Executive. Our requirement was for an individual with a combination of business transformation skills, international experience and a strong track record of creating value for shareholders. We have found this combination in Richard Cousins.

The composition of the Board is also evolving. It is vital that the independent non-executive directors and executive directors have the skills and experience that reflect the needs of the business. The appointment of Sir Ian Robinson and Gary Green has begun the process of reinvigoration.

Q

A key aspect of corporate governance is the means by which a board satisfies itself that a company's financial controls and systems of risk management are robust and defensible and that financial information is accurate and can be relied on. How does Compass Group apply this principle?

A

The Board has overall responsibility for the system of internal controls maintained by the Group. The Audit Committee, acting on behalf of the Board, is responsible for regularly reviewing their effectiveness. The Chairman of the Audit Committee reports to the Board on the Committee's activities on a regular basis.

Each year the Board has a separate session reviewing key risks and the actions being taken to mitigate and manage them.

This year the Board has conducted a review of the effectiveness of internal controls. We have made a number of changes to make them more robust and to improve the Board's visibility of the performance of the business. (More detailed information on the Group's internal controls is contained in the corporate governance report on page 24 of the Annual Report.)

I have established a Corporate Responsibility Committee. As part of its remit it is responsible for ensuring compliance with our Code of Ethics and investigates all issues in relation to business conduct. We have introduced confidential 'Speak Up' lines covering 86% of the business to enable employees to raise any concerns or alleged breaches of the Code.

Summary directors' report

Business activities, results and development

A review of the Group's business activities, results and future development can be found on pages 1 to 18 and 28 to 35.

Principal risks and uncertainties

The Board has a pro-active approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

Compass Group has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level with the business. A risk assessment exercise is carried out across the Group each year and the outcome is reviewed by the Board bi-annually.

Outlined below is a summary of what the Board considers to be the key risks and uncertainties to successful delivery of its corporate objectives and the activities the Group undertakes to mitigate against these key risks and uncertainties:

Description	Mitigating activities
Food safety	– the Group has in place policies, processes and training procedures to ensure compliance with its legal obligations in relation to food hygiene and safety.
Client retention	– our business model is structured so that we are not reliant on one particular sector, geography or client.
People retention and motivation	– training and development programmes, succession planning and performance management are designed to align rewards with our corporate objectives and to retain and motivate our best people.
Health, safety and environment	– our Safety, Health and Environment Forum (SHEF) promotes policy, sets standards and monitors best practice and reports to the Corporate Responsibility Committee.
Purchasing	– to reduce risk we are focusing on traceability, clear specification of our requirements to nominated suppliers and the improvement of purchasing compliance by unit managers.
Litigation	– though we do not operate in a litigious industry we have in place policies and processes in our major countries to mitigate against third-party litigation.
Reputation	– the Group's zero tolerance based Code of Ethics governs all aspects of our relationship with our stakeholders. The Corporate Responsibility Committee investigates any alleged breaches.

Dividends

A final dividend is proposed for the year ended 30 September 2006 of 6.7 pence per ordinary share payable on 5 March 2007 to shareholders on the register at the close of business on 9 February 2007. The shares will be quoted ex-dividend from 7 February 2007. This together with the interim dividend of 3.4 pence per share paid on 7 August 2006 makes a total for the period of 10.1 pence per share.

Environment

Information relevant to the Group's responsibilities towards the environment is given on page 15. The Group used Trucost PLC to identify the environmental impacts that the Board believes are appropriate for an understanding of its performance. In Trucost PLC's opinion, Compass Group PLC has now identified the material KPIs that it should report against in future annual report and accounts in accordance with Government guidelines.

Directors

Biographical details of the directors are set out on page 19.
Sir Roy Gardner was appointed to the Board on 1 October 2005 and he succeeded Sir Francis Mackay as Chairman on 1 July 2006. Richard Cousins was appointed to the Board on 2 May 2006 and he succeeded Michael Bailey as Chief Executive on 1 June 2006. Sir Ian Robinson and Gary Green will be appointed to the Board with effect from 1 December 2006 and 1 January 2007 respectively. Alain Dupuis, Michael Bailey and Sir Francis Mackay ceased to be directors on 1 October 2005, 31 May 2006 and 30 June 2006 respectively. Val Gooding will cease to be a director with effect from 31 December 2006. Details of the directors' remuneration and interests in Compass Group shares are set out on pages 23 to 26.

Retirement and re-election of directors

Andrew Martin and Peter Cawdron retire from the Board by rotation. Andrew Martin will stand for re-election at the 2007 Annual General Meeting. Peter Cawdron will not seek re-election and will retire at the conclusion of the 2007 Annual General Meeting. Richard Cousins, Sir Ian Robinson and Gary Green are standing for election at the 2007 Annual General Meeting.

Annual General Meeting

The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Friday 16 February 2007.

Summary financial statement

This summary annual review and financial statement does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or the Group, and of their policies and arrangements concerning directors' remuneration, as would be provided by the full annual financial statements and reports.

Members who wish to receive full financial statements and reports in place of the summary financial statements for the year ended 30 September 2006 and all future years should write to the Company Secretary at the Company's registered office, the address of which is shown on the back cover.

The independent auditors' report on the full financial statements of the Group for the year ended 30 September 2006 is unqualified and does not contain any statement concerning inadequate accounting records or failure to obtain necessary information or explanations.

Summary corporate governance report

The Board is committed to high standards of corporate governance and for the year ended 30 September 2006 the Company complied with all the provisions of the Combined Code.

Board structure

The Board currently consists of the Chairman, five independent non-executive directors and two executive directors. Subject to election and re-election at the 2007 Annual General Meeting, the Board will consist of the Chairman, four independent non-executive directors and three executive directors. Biographical details are set out on page 19.

The Board meets regularly and has a formal schedule of matters reserved for its decision. All directors have access to the services of the Company Secretary. Any directors wishing to take independent advice may do so at the Company's expense. Appropriate training is available to all directors on appointment and on an on-going basis as required.

The roles of Chairman and Chief Executive are separate and the Board has agreed their respective responsibilities. The Chairman is responsible for the effective functioning of the Board. The Chief Executive is responsible for the day-to-day management of the Group and is supported by an Executive Committee which normally meets monthly and comprises the executive directors and key senior managers.

All of the non-executive directors are considered by the Board to be independent in character and judgement including Peter Cawdron who, having been a director for more than nine years, has decided to retire from the Board at the conclusion of the 2007 Annual General Meeting.

Company Secretary

The Company Secretary, Tim Mason, is responsible for advising the Board, through the Chairman, on all governance matters. The directors have access to the advice and services of the Company Secretary.

Audit Committee

The Committee comprises Steve Lucas (Chairman), Peter Blackburn and Sven Kado. The Committee met six times during the year.

The Committee's primary responsibilities include; reviewing the Company's published financial statements and formal announcements relating to financial performance, reviewing the effectiveness of the Company's internal financial controls and risk management systems, monitoring the effectiveness of the internal audit function, recommending the appointment and removal of the external auditors and reviewing the Company's arrangements whereby employees may in confidence raise any concerns regarding possible wrongdoing.

The Committee reviews annually the effectiveness and independence of the external auditors and has developed a policy on the provision of services by the external auditors in order to safeguard their objectivity and independence.

Remuneration Committee

The Committee comprises Peter Cawdron (Chairman), Sir Roy Gardner, Val Gooding (until 31 December 2006), Sven Kado and Steve Lucas. The Committee met five times during the year. The Summary directors' remuneration report is set out on pages 23 to 26.

Nomination Committee

The Committee comprises Sir Roy Gardner (Chairman), Peter Blackburn, Peter Cawdron and Val Gooding (until 31 December 2006). The Committee met once during the year.

The Committee's primary responsibilities include; carrying out formal selection processes and making recommendations to the Board on the appointment and reappointment of directors, making recommendations to the Board on the suitability of candidates for the role of Senior Independent Director and membership of the Audit and Remuneration Committees.

The Committee met during the year to consider the appointment of a new Chief Executive and the Board accepted the Committee's recommendation that Richard Cousins be appointed as successor to Michael Bailey. Following the year end, the Board has accepted the Committee's recommendations that Sir Ian Robinson and Gary Green be appointed as directors.

Corporate Responsibility Committee

The Committee comprises Sir Roy Gardner (Chairman), Richard Cousins, Andrew Martin, Steve Lucas, the Company Secretary, Director of Human Resources and Director of Corporate Policy & Communications.

The Committee's primary responsibilities include; overseeing the production of an annual Corporate Responsibility Report, Health, Safety and Environmental practices, business conduct, the promotion of employee engagement and diversity and community investment.

Disclosure Committee

The Committee comprises the Finance Director, the Company Secretary and certain senior managers. The Committee meets as required to deal with matters concerning public announcements and the Company's obligations to the UK Listing Authority.

Relations with shareholders

The Company reports formally to shareholders twice a year, with the interim and preliminary final results. The Chief Executive and the Finance Director give presentations of these results to institutional investors, analysts and the media. They may also be accessed on the Company's website, www.compass-group.com.

The Chief Executive and Finance Director meet regularly with institutional investors to discuss strategy and financial performance. The Chairman maintains regular contact with the Group's major shareholders. The Chairman and other non-executive directors are available to meet with investors to discuss corporate governance issues. These meetings facilitate an on-going understanding of the views and any concerns of the Company's major shareholders and they are reported to the Board.

Other than in exceptional circumstances all directors attend the Annual General Meeting and are available to answer shareholders' questions. There is normally a trading update and shareholders are given the opportunity to meet the directors informally afterwards.

The Company has a dedicated Investor Relations Department and this is a primary point for contact with investors throughout the year.

Summary directors' remuneration report

This report summarises the Remuneration Committee's policy on executive remuneration given in the Annual Report for the year ended 30 September 2006. A copy of the full report can be accessed at www.compass-group.com.

The Committee determines the remuneration and benefits of the Chairman, executive directors, Executive Committee members and certain other senior executives of the Group. Its key responsibilities are:
- to design specific remuneration packages which include salaries, bonuses, incentive payments, pension rights and benefits;
- to review executive directors' service agreements;
- to ensure that failure is not rewarded and that steps are always taken to mitigate loss on termination, within contractual obligations;
- to review remuneration trends across the Group; and
- to approve the terms of and recommend grants under the Group's incentive plans.

Policy

The aims of the remuneration policy are that:
- the components of the Company's remuneration package continue to be aligned to the business strategy;
- there is a proper balance between the fixed and variable, and long-term and short-term components of the remuneration package;
- the various targets for determining performance-related compensation are linked to the Company's key business drivers and objectives, and are easily measurable and regularly reviewed;
- the incentives are easily understood and accepted by shareholders and senior executives; and
- the Company's remuneration policy and its various components are in line with best practice in the market.

In determining the overall remuneration framework, the Committee maintains an active dialogue with shareholder representatives and continually monitors developments in best practice.

Components of executive directors' remuneration

The total reward package is structured into short-term and long-term incentives, and into a division of fixed remuneration and performance-related elements.

Base salary

Base salaries are rigorously benchmarked, and reflect role, job size, individual performance and effectiveness. They are subject to annual review each December with any increases taking effect on 1 January.

Annual performance-related award

Payment of an annual bonus is based on the achievement of performance targets set by the Committee. The level of bonus is designed to encourage performance in a manner that the Committee considers most contributes to increasing shareholder value and meeting corporate objectives.

The bonus award is made up of basic and enhanced elements:
- an annual opportunity of up to 75% of base salary based on the attainment of results against set targets ('par performance');
- a further opportunity of up to a maximum of 75% of base salary for overachievement of targets ('maximum performance').

Performance targets are determined at the start of each financial year. For the year ended 30 September 2006, the bonus opportunity was based on the following key Group measures:
- profit before interest and tax (PBIT) (50%);
- free cash flow (as determined on page 30) (FCF) (30%); and
- revenue growth (20%).

A supplementary condition was imposed whereby no bonus would be payable unless the Group's minimum PBIT target was achieved.

The Remuneration Committee determined that the results of the SSP business would be excluded from the bonus calculations following its sale on 15 June 2006.

The amount of bonus paid to each director is shown in the table on page 26, reflecting the maximum achievement of targets for FCF and revenue growth, and achievement between par and maximum for PBIT.

The bonus opportunity for executive directors for the year ending 30 September 2007 will be based on the following targets:
- profit before interest and tax (PBIT) (60%);
- free cash flow (FCF) (20%); and
- personal target (PT) (20%).

A supplementary condition has been imposed whereby the amount of FCF and PT bonus payable will be halved unless the Group's minimum PBIT target is achieved.

Long-Term Incentive Plan (LTIP)

Following consultation with and approval by shareholders, the LTIP has been the primary form of equity-based incentive for the year ended 30 September 2006 and this will continue to be our policy in the year ending 30 September 2007. As executive directors will not normally be granted share options (see below), the potential reward under the LTIP was increased during 2006.

Under the LTIP, executive directors may receive a conditional award of shares which may vest after a three-year performance period, based on performance conditions being met. With effect from 2006, awards are normally granted at an annual maximum of 150% of base salary, with 200% being reserved for exceptional circumstances. 50% of any LTIP award is based on the Group's FCF and 50% of any award on the Group's Total Shareholder Return performance (TSR). The FCF element focuses executives on the free cash flow objective of business strategy and the TSR element on share price and dividend growth.

FCF portion

50% of any award is based on the Group's FCF over a three-year performance period. The precise FCF target for each award is linked to the Group's wider business targets, and is stretching and set by the Remuneration Committee at the time of award based on Group projections and market expectations. No shares are released unless the Group achieves threshold performance. 25% of the portion of the award vests on the achievement of threshold performance. Awards vest on a straight-line basis between 25% and 100% where FCF is between threshold performance and the outperformance target.

For awards made in the year ended 30 September 2006, the threshold and outperformance targets were £825 million and £900 million respectively. For awards to be made in the year ending 30 September 2007, the Committee has determined that threshold performance will be £950 million and outperformance will be £1,050 million.

TSR portion

The remaining 50% of any award will depend upon growth in the Group's TSR relative to the FTSE 100 companies (determined at the outset) over a three-year performance period. TSR is the aggregate of share price growth and dividends paid (assuming reinvestment of those dividends in Compass Group shares during the three-year period). 100% of the award will vest if TSR performance is in the top quartile and 25% of the award will vest if performance is at the median.

Where performance is between the median and top quartile, awards will vest on a straight-line basis between the 25% and 100% applicable to median and top quartile performances. No shares will be released if the Group's performance is below the median.

Summary directors' remuneration report
continued

For awards made since 2004, there is no retesting facility. In addition, for awards made in the year ended 30 September 2006 and subsequent years, any vesting of an award at the end of the performance period is conditional on the Remuneration Committee being satisfied that the underlying financial performance of the Group justifies such vesting.

The Committee considers FCF and TSR to be appropriate measures for awards under the LTIP. FCF focuses on a key business target for the Group, while the use of TSR aligns the interests of executives with those of shareholders. TSR calculations are periodically undertaken by an external party, Alithos Ltd, and FCF measurements are subject to independent audit.

Other share plans

Matching Shares Plan (MSP)

Under the bonus matching shares plan, directors are permitted to invest up to 50% of any pre-tax performance related basic and enhanced bonus in Compass Group shares. If the shares are held for three years and the director continues to be employed by the Group, the director may receive a proportion of Matching Shares based on the Group achieving underlying EPS average growth over the period. **For the year ended 30 September 2006, executive directors elected not to take up the opportunity to invest part of their bonus entitlement in the MSP. For the year ending 30 September 2007, the Committee has decided not to make the MSP available to directors and executives.**

Share Option Plan (SOP)

In the year ended 30 September 2006, no executive directors were granted options under the SOP in light of the Committee's policy of using the LTIP as the primary long-term equity related incentive. It is not intended to make future grants of options to executive directors, other than in exceptional circumstances (which would be fully explained to shareholders at the time).

Management Share Option Plan (MSOP)

For executives below executive director level, the Company currently operates the MSOP. Options are granted at no lower than the market price on the day prior to grant. They may normally be exercised between the third and tenth anniversaries of the date of grant after which they will lapse.

A performance target geared to the Company's key business measure was introduced into the MSOP during the year with the approval of shareholders so that options may only be exercisable subject to meeting a FCF target, determined by the Committee at the time of grant. For options granted in the year ended 30 September 2006, the target was the achievement of a FCF target of £825 million in the three-year period from 1 October 2005 to 30 September 2008. There is no retesting facility. In the year ended 30 September 2006, approximately 700 employees received option grants.

Savings-related share option scheme

Executive directors may participate in the Company's all-employee share plans on the same basis as other employees. **No grants were made during the year ended 30 September 2006.**

Shareholding policy

In order that their interests are aligned with those of shareholders, executive directors are expected to build up and maintain a personal shareholding in the Company of at least 100% of base salary. New directors will undertake to build up their shareholding within four years of their appointment.

Retirement benefits

The Group's policy is not to offer defined benefit arrangements to new employees at any level. Incoming executive directors are invited either to join the Company's contracted-in money purchase arrangement or to take a fixed salary supplement.

At 30 September 2006, there are no executive directors participating in any Compass Group defined benefit pension arrangements. Richard Cousins elected to receive a 35% salary supplement in lieu of pension.

In the light of the A Day pension legislation, Andrew Martin also took up the 35% salary supplement election with effect from 6 April 2006. He gave up all rights to his final salary pension, money purchase pension and unfunded unapproved pension with effect from 15 March 2004 and ceased to accrue any pension in relation to his employment from this date (save for that which he had built up during his earlier employment with Forte plc, Granada Group plc and Compass Group PLC between June 1994 and September 2001). In connection with these revised arrangements, he received a payment of £338,895 in respect of his accrued pension scheme and unfunded pension benefits in relation to the period from 15 March 2004 to 31 March 2006, and a payment of £168,450 in respect of his accrued money purchase pension for such period.

Andrew Martin's pension promises, built up in respect of his earlier period of service with Granada and Forte on both a funded and unfunded basis, are deferred pensions payable from age 60 which, revalued at 30 September 2006, amount to £25,694 per annum and £27,523 per annum respectively.

Sir Francis Mackay retired as a director on 30 June 2006, but (as indicated in the 2005 Directors' remuneration report) ceased to accrue pension benefits from 1 October 2005.

Michael Bailey retired as a director on 31 May 2006, and became entitled to accrued pension benefits (comprising an unfunded pension promise to provide for a level of benefits broadly similar to that applying to UK executive directors in the Executive Section of the UK Pension Plan). The capital value of these pension benefits was £15,053,000 (equalling the transfer value of his accrued pension benefits as at 30 September 2005). He was entitled to these pension benefits in lump sum form on retirement. Of this total amount, £1,991,302 has been paid to him in respect of the US element of this pension. The balance of £13,061,698 accrues a market rate of interest pending payment to him.

Chairman

The fee for the Chairman is set by the Committee. The Chairman is not eligible for pension scheme membership, bonus or incentive arrangements. He is entitled to the provision of life and medical insurance for himself and his spouse, financial planning assistance and a fully expensed car.

Non-executive directors

The fee for the non-executive directors during the year ended 30 September 2006 was £50,000 per annum, adjusted where directors held additional responsibilities. Details of the fees paid to the non-executive directors for the year ended 30 September 2006 are set out on page 26. The base fee has been thoroughly reviewed and benchmarked by the executive members of the Board and increased to £60,000 per annum with effect from 1 October 2006.

Non-executive directors are not eligible for pension scheme membership, bonus, share options or other incentive arrangements.

Non-executive directors have letters of engagement. They are appointed for an initial period of three years, after which the appointment is renewable at three-year intervals by mutual consent. Details of their appointments, which are terminable without compensation, are set out in the table.

Summary directors' remuneration report
continued

Non-executive director	Original date of appointment	Letter of engagement	Total length of service at 30 September 2006
Sir Roy Gardner	1 October 2005	15 September 2005	**1 year**
Peter Cawdron	3 November 1993	27 October 1993 (rev. 31 March 2004)	**12 yrs, 10 mths**
Peter Blackburn	10 April 2002	16 May 2002 (rev. 31 March 2004)	**4 yrs, 5 mths**
Val Gooding	4 January 2000	1 January 2000 (rev. 31 March 2004)	**6 yrs, 8 mths**
Sven Kado	10 April 2002	10 April 2002 (rev. 31 March 2004)	**4 yrs, 5 mths**
Steve Lucas	7 July 2004	17 June 2004	**2 yrs, 2 mths**

Service contracts
Richard Cousins is employed under a service contract dated 23 March 2006 and Andrew Martin under a contract dated 4 May 2005. They have rolling service contracts with the Company. Richard Cousins' contract is terminable by him giving one year's written notice or by the Company giving 24 months' written notice, reducing to 12 months' notice on 1 May 2007, being 12 months following his appointment, and that of Andrew Martin is terminable by him giving six months' written notice or by the Company giving one year's written notice.

In the event of termination by the Company, legally appropriate mitigation factors would be taken into account in determining any compensation which may be payable.

Both contracts will terminate automatically at age 65 or such other age as may be determined as the retirement age for executive directors. On early termination of their contracts, both executives would normally be entitled to an amount equal to pay in lieu of any period of notice, being basic salary, salary supplement in lieu of pension, benefits or, at the Company's discretion, an amount of 10% of salary; and a bonus equivalent to 75% of salary. Richard Cousins would be entitled to such payment by way of a lump sum.

With the Board's agreement, executive directors may take up one non-executive directorship and may retain any fees.

Payment to certain former directors
Andrew Lynch
Andrew Lynch resigned as a director on 28 September 2005 and left the Group in June 2006 with the sale of Select Service Partner. Under the arrangements described in the 2005 Directors' remuneration report, he received a sale-related payment of £200,000 on 31 March 2006 and £525,500 at the time of sale, such amount determined by the level of sale proceeds which surpassed expectations.

Alain Dupuis
Alain Dupuis resigned as a director on 1 October 2005. He received a termination payment of £430,000 and entered into a three year fixed term service contract at a reduced salary of £200,000 per annum, with no change to his annual bonus opportunity and benefits during the period, and a one-off pension contribution of £335,000 paid at the start of the period. These arrangements also included a long-term bonus scheme attributable to the performance of the countries for which he had executive responsibility. The long-term bonus was subject to a ceiling of £4 million. In the period to 31 July 2006, he earned £167,000 and £250,000 by way of salary and annual bonus respectively. Following a restructure, his service contract was terminated on 31 July 2006 (26 months before its contractual termination date) and under a compromise agreement he received £1,100,000 in settlement of all claims, with two further payments of £250,000 on 31 January 2007 and 31 July 2007 respectively, subject to him not having entered into certain categories of employment at the payment dates.

Dilution limits
All the Company's equity based incentive plans incorporate the 2005 ABI Guidelines on headroom which provide that overall dilution under all schemes should not exceed 10% over a 10-year period in relation to the Company's issued share capital (or reissue of treasury shares), with the further limitation of 5% in any 10-year period on executive plans.

The Committee monitors every six months, and prior to the making of any award, the effect of potential vesting of options or share awards to ensure that the Company remains within these limits. Any awards which are required to be satisfied by market purchased shares are excluded from such calculations.

No treasury shares were utilised in the year ended 30 September 2006.

As at 30 September 2006, the Company's headroom position was as below:

Plan limits headroom


5% in 10 years
0.90%
0.33%
3.77%
10% in 10 years
3.09%
3.77%
0.33%
2.81%
Headroom
Executive
LTIP
All employee

IFRS
Since the year ended 30 September 2005, Compass Group has prepared its financial statements under IFRS. In order to achieve consistency between UK GAAP and IFRS, EPS and other accounting measures used as performance targets for earlier years under equity based incentive plans have been adjusted.

Compass Group PLC share prices
The mid-market prices of the Company's ordinary shares on 30 September 2005 and 30 September 2006 were 206.25 pence and 268.25 pence respectively. During the period between these two dates, the market price of the Company's ordinary shares ranged between 175 pence and 276.25 pence (21 October 2005 and 26 September 2006).

Total shareholder return
The performance graph below shows the TSR for Compass Group over the last five financial years. The graph shows the value of £100 invested in the FTSE 100 Index. The Committee considers this to be the most appropriate comparator group for this purpose as the FTSE 100 index is widely used and recognised, and Compass Group has been a constituent member throughout the period.


Compass Group
FTSE 100 Index
Value of a hypothetical £100 holding
0
20
40
60
80
100
120
140
160
2001
2002
2003
2004
2005
2006

Summary directors' remuneration report
continued

Directors' emoluments

The aggregate remuneration of the individual directors of Compass Group PLC for the year ended 30 September 2006 was as follows:

Name of director	Salary/fee £000	Salary supplement[1] £000	Benefits £000	Annual performance-related bonus £000	Termination payments £000	2006 £000	2005 £000
Directors in service at 30 September 2006							
Executive							
Richard Cousins (appointed 1 May 2006)	313	109	11	398	–	831	–
Andrew Martin	461	83	79	606	–	1,229	472
Non-executive							
Sir Roy Gardner (appointed 1 Oct 2005)	163	–	25	–	–	188	–
Peter Blackburn	50	–	–	–	–	50	50
Peter Cawdron	90	–	–	–	–	90	90
Val Gooding	50	–	–	–	–	50	50
Sven Kado[2]	53	–	–	–	–	53	53
Steve Lucas	65	–	–	–	–	65	59
Directors who left during the year							
Michael Bailey (retired 31 May 2006)[3]	651	–	110	830	–	1,591	1,098
Alain Dupuis (resigned 1 Oct 2005)[4]	–	–	–	–	430	430	462
Sir Francis Mackay (retired 30 Jun 2006)[5]	225	–	36	–	–	261	546
Directors who left during the previous year	–	–	–	–	–	–	1,703
Total	2,121	192	261	1,834	430	4,838	4,583

1 Supplement of 35% of salary paid in monthly instalments in lieu of pension participation.
2 The figure shown for Sven Kado for each of 2005 and 2006 includes a fee of €4,000 in respect of his non-executive directorship of Compass Group Deutschland GmbH.
3 Highest paid director. Michael Bailey was paid no compensation on cessation of his employment. He was permitted to receive his bonus for the year ended 30 September 2006 pro-rated to his period of employment during the year.
4 Alain Dupuis resigned from the Board on 1 October 2005 and left the Group on 31 July 2006 (see page 25).
5 Sir Francis Mackay was paid no compensation on cessation of his employment.
The directors who left during the year ended 30 September 2005 were Andrew Lynch, Clive Grundy and Denis Cassidy (see page 25 for details of payments made to Andrew Lynch during 2006).

Beneficial share interests of directors

Name of director	Ordinary shares Number	Options Number	Long-Term Incentive Plan Number	30 Sept 2006 total Number	30 Sept 2005 total Number
Directors in service at 30 September 2006					
Richard Cousins	100,000	–	727,272	827,272	–
Andrew Martin	110,027	1,018,532	603,055	1,731,614	1,191,008
Sir Roy Gardner	100,000	–	–	100,000	–
Peter Blackburn	5,000	–	–	5,000	5,000
Peter Cawdron	24,200	–	–	24,200	24,200
Val Gooding	5,502	–	–	5,502	5,001
Sven Kado	12,500	–	–	12,500	12,500
Steve Lucas	–	–	–	–	–

There were no incentive plan gains for the year ended 30 September 2006.

Independent auditors' statement to the members of Compass Group PLC

We have examined the summary financial statement which comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement and the related summary notes 1 to 7 together with the summary directors' report and summary directors' remuneration report.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement with the full annual accounts the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We report whether the auditor's opinion on the full annual accounts was unqualified or qualified. We also read the other information contained in the Annual Review as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with bulletin 1999/06 The Auditors' Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion, the summary financial statement is consistent with the full annual accounts, the directors' report and the directors' remuneration report of Compass Group PLC for the year ended 30 September 2006 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder. The auditors' report on the Company's annual accounts was unqualified.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
29 November 2006

Consolidated income statement
for the year ended 30 September 2006

	Notes	Before exceptional items £m	Exceptional items (Note 2) £m	Total 2006 £m	Before exceptional items £m	Exceptional items (Note 2) £m	Total 2005 £m
Continuing operations:							
Revenue	1	10,815	–	10,815	10,073	–	10,073
Operating costs		(10,309)	–	(10,309)	(9,577)	(108)	(9,685)
Operating profit	1	506	–	506	496	(108)	388
Share of profit of associates		2	–	2	–	–	–
Total operating profit		508	–	508	496	(108)	388
Finance income		15	–	15	4	–	4
Finance costs		(160)	–	(160)	(156)	–	(156)
Hedge accounting ineffectiveness		11	–	11	(3)	–	(3)
Profit before tax		374	–	374	341	(108)	233
Income tax expense		(113)	44	(69)	(96)	(1)	(97)
Profit for the year from continuing operations	1	261	44	305	245	(109)	136
Discontinued operations:							
Profit/(loss) for the year from discontinued operations	3	17	(27)	(10)	114	(41)	73
Profit for the year		278	17	295	359	(150)	209
Attributable to:							
Equity shareholders of the Company		268	17	285	345	(150)	195
Minority interest		10	–	10	14	–	14
		278	17	295	359	(150)	209
Basic earnings per share	4						
From continuing operations				13.7p			5.7p
From discontinued operations				(0.4)p			3.3p
From continuing and discontinued operations				13.3p			9.0p
Diluted earnings per share	4						
From continuing operations				13.7p			5.7p
From discontinued operations				(0.4)p			3.3p
From continuing and discontinued operations				13.3p			9.0p

Consolidated statement of recognised income and expense
for the year ended 30 September 2006

	Notes	2006 £m	2005 £m
Fair value movement on cash flow hedges		4	7
Currency translation differences		(7)	14
Actuarial losses on post-employment benefits		(37)	(157)
Tax on items taken directly to equity		3	33
Net loss recognised directly in equity		(37)	(103)
Transfer to profit or loss from equity of cumulative translation differences on discontinued activities		2	–
Transfer to profit or loss from equity on cash flow hedges		(6)	–
Net expense recognised in equity		(41)	(103)
Profit for the financial year		295	209
Total recognised income and expense for the year	6	254	106
Attributable to:			
Equity shareholders of the Company		248	92
Minority interest		6	14
		254	106

Consolidated balance sheet
as at 30 September 2006

	Notes	2006 £m	2005 £m
Assets			
Non-current assets			
Goodwill		3,451	4,220
Other intangible assets		152	168
Property, plant and equipment		756	1,657
Interests in associates		39	45
Other investments		9	6
Deferred tax assets		237	198
Trade and other receivables		117	140
Derivative financial instruments		22	44
		4,783	6,478
Current assets			
Inventories		212	253
Trade and other receivables		1,424	1,574
Overseas tax recoverable		10	9
Derivative financial instruments		9	2
Cash and cash equivalents		848	281
		2,503	2,119
Total assets		7,286	8,597
Liabilities			
Current liabilities			
Short-term borrowings		(119)	(150)
Derivative financial instruments		(2)	(20)
Current tax liabilities		(357)	(334)
Trade and other payables		(1,990)	(2,437)
Provisions		(65)	(10)
		(2,533)	(2,951)
Non-current liabilities			
Long-term borrowings		(1,835)	(2,580)
Derivative financial instruments		(18)	(2)
Post-employment benefit obligations		(282)	(555)
Provisions		(242)	(143)
Deferred tax liabilities		(18)	(17)
Other liabilities		(46)	(71)
		(2,441)	(3,368)
Total liabilities		(4,974)	(6,319)
Net assets		2,312	2,278
Equity			
Share capital	6	210	216
Share premium account	6	96	94
Capital redemption reserve	6	15	9
Less: own shares		–	(1)
Other reserves	6	4,288	4,137
Retained earnings	6	(2,303)	(2,204)
Total equity shareholders' funds		2,306	2,251
Minority interests	6	6	27
Total equity		2,312	2,278

Approved by the Board of directors on 29 November 2006 and signed on their behalf by

Richard J Cousins, Director
Andrew D Martin, Director

Consolidated cash flow statement
for the year ended 30 September 2006

	2006 £m	2005 £m
Cash generated from operations	754	699
Interest paid	(186)	(161)
Interest element of finance lease rentals	(3)	(3)
Tax received	4	23
Tax paid	(101)	(91)
Net cash from operating activities for continuing operations	468	467
Net cash from operating activities for discontinued operations	29	181
Net cash from operating activities	497	648
Cash flow from investing activities		
Purchase of subsidiary companies and investments in associated undertakings	(167)	(121)
Proceeds from sale of subsidiary companies and associated undertakings	1,807	75
Contribution of disposal proceeds to pension plans	(280)	–
Purchase of property, plant and equipment	(206)	(248)
Proceeds from sale of property, plant and equipment	27	35
Purchase of intangible assets	(30)	(20)
Dividends received from associated undertakings	2	4
Interest received	15	4
Net cash from/(used in) investing activities by continuing operations	1,168	(271)
Net cash used in investing activities by discontinued operations	(59)	(65)
Net cash from/(used in) investing activities	1,109	(336)
Cash flow from financing activities		
Issue of ordinary share capital	2	1
Purchase of own shares (net)	(148)	–
Net decrease in borrowings	(647)	(32)
Repayment of obligations under finance leases	(15)	(16)
Equity dividends paid	(213)	(205)
Dividends paid to minority interests	(11)	(15)
Net cash used in financing activities by continuing operations	(1,032)	(267)
Net cash used in financing activities by discontinued operations	–	(1)
Net cash used in financing activities	(1,032)	(268)
Net increase in cash and cash equivalents	574	44
Cash and cash equivalents at beginning of the year	281	233
Exchange gains and losses on cash and cash equivalents	(7)	4
Cash and cash equivalents at end of the year	848	281

Reconciliation of free cash flow from continuing operations
for the year ended 30 September 2006

	2006 £m	2005 £m
Net cash from operating activities for continuing operations	468	467
Purchase of property, plant and equipment	(206)	(248)
Proceeds from sale of property, plant and equipment	27	35
Purchase of intangible assets	(30)	(20)
Dividends received from associated undertakings	2	4
Interest received	15	4
Dividends paid to minority interests	(11)	(15)
Free cash flow – continuing operations	265	227

Summary notes to the financial statements
for the year ended 30 September 2006

1 Segmental reporting	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Total £m
Year ended 30 September 2006						
Revenue						
Total revenue	4,437	3,283	2,805	1,777	–	12,302
Less: inter-segment revenue	–	(21)	–	(17)	–	(38)
Revenue from external clients	4,437	3,262	2,805	1,760	–	12,264
Less: discontinued	(147)	(399)	(848)	(55)	–	(1,449)
Revenue from external clients – continuing operations	4,290	2,863	1,957	1,705	–	10,815
Result						
Total operating profit	247	181	129	49	(77)	529
Less: discontinued	(2)	(12)	(15)	6	–	(23)
	245	169	114	55	(77)	506
Share of profit of associates	1	–	1	–	–	2
Segment result – continuing operations	246	169	115	55	(77)	508
Finance income						15
Finance costs						(160)
Hedge accounting ineffectiveness						11
Profit before tax						374
Income tax expense						(69)
Profit for the year from continuing operations						305
Year ended 30 September 2005						
Revenue						
Total revenue	3,937	3,554	3,254	1,680	–	12,425
Less: inter-segment revenue	–	(26)	–	(5)	–	(31)
Revenue from external clients	3,937	3,528	3,254	1,675	–	12,394
Less: discontinued	(176)	(698)	(1,272)	(175)	–	(2,321)
Revenue from external clients – continuing operations	3,761	2,830	1,982	1,500	–	10,073
Result						
Total operating profit	221	211	193	87	(58)	654
Less: discontinued	(3)	(42)	(79)	(34)	–	(158)
	218	169	114	53	(58)	496
Share of profit of associates	–	–	–	–	–	–
Segment result – continuing operations before exceptional items	218	169	114	53	(58)	496
Exceptional items (note 2)	2	(107)	(1)	–	(2)	(108)
Segment result – continuing operations after exceptional items	220	62	113	53	(60)	388
Finance income						4
Finance costs						(156)
Hedge accounting ineffectiveness						(3)
Profit before tax						233
Income tax expense						(97)
Profit for the year from continuing operations						136

Summary notes to the financial statements
for the year ended 30 September 2006
continued

2 Exceptional items	2006 £m	2005 £m
Continuing operations:		
Charged within operating profit:		
Impairment of goodwill – Italy	–	(107)
Loss on disposal of businesses	–	(1)
	–	(108)
Credited/(charged) within income tax expense	**44**	(1)
Continuing operations	**44**	(109)
Charged within discontinued activities:		
Profit after tax on disposal of businesses	**20**	–
Settlement of UN contract claims and related expenses	**(39)**	–
Middle East military catering business	**(8)**	(45)
Tax credit on discontinued activities	–	4
Discontinued activities	**(27)**	(41)
Total	**17**	(150)

The exceptional tax credits arise in respect of previously unrecognised tax losses and tax deductions in respect of pension prepayments in the UK tax group that originated in previous years.

In 2006, £39 million has been charged to complete investigations and to settle lawsuits for lost profits brought by two competitors of the Group, ES-KO International Inc and Supreme Foodservice AG in relation to contracts awarded to Eurest Support Services by the UN.

The Group has discontinued its military catering operations in the Middle East, which were formerly part of the Rest of the World geographical segment. In 2006 £8 million has been provided to settle claims arising in 2005. Related asset write-downs and provisions resulted in an exceptional charge of £45 million in 2005.

Summary notes to the financial statements
for the year ended 30 September 2006
continued

3 Discontinued operations

Following the decision to focus on its core contract catering business the Group disposed of its Inflight catering operations, which operated principally in Continental Europe on 19 December 2005 and its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, 'SSP') on 15 June 2006. Gross proceeds were £1,865 million and costs incurred were £67 million. In addition, the Group has discontinued its Middle East military catering operations and withdrawn from or disposed of various other businesses, shown as 'other' below.

Details of net assets disposed of and disposal proceeds are as follows:

	SSP £m	Other £m	2006 £m
Goodwill	798	51	849
Intangible assets	10	–	10
Property, plant and equipment	755	125	880
Investments	5	3	8
Inventories	29	9	38
Trade and other receivables	74	49	123
Cash at bank	94	24	118
Gross assets disposed of	1,765	261	2,026
Trade and other payables	(208)	(51)	(259)
Post-employment benefit obligations	(10)	(4)	(14)
Tax	(6)	(6)	(12)
Minority interest	(1)	(5)	(6)
Other liabilities	–	(5)	(5)
Gross liabilities disposed of	(225)	(71)	(296)
Net assets disposed of	1,540	190	1,730
Liabilities retained	88	21	109
Cumulative translation exchange loss recycled on disposals	2	–	2
Profit/(loss) on disposal	168	(54)	114
Consideration, net of costs	1,798	157	1,955
Consideration deferred to future periods	(37)	(8)	(45)
Cash disposed of	(94)	(24)	(118)
Cash inflow from current year disposals	1,667	125	1,792
Deferred consideration relating to previous disposals	–	15	15
Cash inflow from disposals	1,667	140	1,807

	SSP £m	Other £m	2006 £m	2005 £m
Financial performance of discontinued operations				
External revenue	1,238	211	1,449	2,321
Operating costs	(1,209)	(217)	(1,426)	(2,163)
Exceptional operating costs (note 2)	–	(47)	(47)	(45)
Profit before tax	29	(53)	(24)	113
Income tax expense	(7)	1	(6)	(40)
Profit after income tax from discontinued operations	22	(52)	(30)	73
Reported as exceptional (note 2):				
Profit on disposal of net assets of discontinued operations	170	(54)	116	–
Cumulative translation exchange loss	(2)	–	(2)	–
Profit on disposal before tax	168	(54)	114	–
Tax	(99)	5	(94)	–
Total profit after income tax on disposal of net assets of discontinued operations	69	(49)	20	–
Profit/(loss) for the year of discontinued operations	91	(101)	(10)	73

Summary notes to the financial statements
for the year ended 30 September 2006
continued

4 Earnings per share	Attributable profit 2006 £m	Attributable profit 2005 £m
Profit for the year attributable to equity shareholders of the Company	285	195
Add back: loss/(profit) for the year from discontinued operations	10	(73)
Attributable profit for the year from continuing operations	295	122
Exceptional items net of tax (note 2)	(44)	109
Attributable profit for the year from continuing operations before exceptional items	251	231
Hedge accounting ineffectiveness net of tax	(7)	4
Attributable underlying profit for the year from continuing operations before exceptional items	244	235

	Ordinary shares of 10p each 2006 millions	Ordinary shares of 10p each 2005 millions
Average number of shares for basic earnings per share	2,147	2,156
Dilutive share options	3	2
Average number of shares for diluted earnings per share	2,150	2,158

	Earnings per share 2006 pence	Ordinary per share 2005 pence
Basic earnings per share		
From continuing and discontinued operations	13.3	9.0
From discontinued operations	0.4	(3.3)
From continuing operations	13.7	5.7
Exceptional items (net of tax)	(2.0)	5.0
From continuing operations before exceptional items	11.7	10.7
Hedge accounting ineffectiveness	(0.3)	0.2
From underlying continuing operations before exceptional items	11.4	10.9
Diluted earnings per share		
From continuing and discontinued operations	13.3	9.0
From discontinued operations	0.4	(3.3)
From continuing operations	13.7	5.7
Exceptional items (net of tax)	(2.0)	5.0
From continuing operations before exceptional items	11.7	10.7
Hedge accounting ineffectiveness	(0.3)	0.2
From underlying continuing operations before exceptional items	11.4	10.9

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the year. The adjusted underlying earnings per share figures have been calculated to show the underlying trading performance of the Group and are based on earnings excluding the effect of goodwill impairment charges, other exceptional items, hedge accounting ineffectiveness and discontinued activities.

Summary notes to the financial statements
for the year ended 30 September 2006
continued

5 Dividends	2006 pence per share	2006 £m	2005 pence per share	2005 £m
Amounts recognised as distributions to equity shareholders during the year:				
Final dividend for the prior year	6.5	140	6.2	134
Interim dividend for the current year	3.4	73	3.3	71
	9.9	213	9.5	205

A final dividend in respect of 2006 of 6.7 pence per share is to be proposed at the Annual General Meeting on 16 February 2007 giving a total dividend in respect of 2006 of 10.1 pence per share. These financial statements do not include the accrual for this dividend.

	Attributable to equity shareholders of the Company							
6 Reconciliation of movements in equity	Share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares £m	Other reserves £m	Retained earnings £m	Minority interests £m	Total £m
At 1 October 2005	216	94	9	(1)	4,137	(2,204)	27	2,278
Total recognised income and expense	–	–	–	–	(12)	260	6	254
Issue of shares	–	2	–	–	–	–	–	2
Fair value of share-based payments	–	–	–	–	25	–	–	25
Share buy-back	(6)	–	6	–	–	(149)	–	(149)
Transfer on exercise of put options	–	–	–	–	138	3	(10)	131
Other changes	–	–	–	1	–	–	(6)	(5)
	210	96	15	–	4,288	(2,090)	17	2,536
Dividends paid to Compass shareholders	–	–	–	–	–	(213)	–	(213)
Dividends paid to minority interest	–	–	–	–	–	–	(11)	(11)
At 30 September 2006	210	96	15	–	4,288	(2,303)	6	2,312

7 Contingent liabilities

On 21 October 2005 the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006 it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

IHC's relationship with the UN and ESS is part of a wider and on-going investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group is co-operating fully. These investigators have access to sources unavailable to the Group, Freshfields Bruckhaus Deringer and Ernst & Young, and further information may emerge which is inconsistent with or additional to the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by or received further requests for information from the United States Attorney's Office for the Southern District of New York or the UN in connection with these matters since January 2006.

No provision has been made in the financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

Shareholder information

Registrars and transfer office
All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: 0870 162 3100 and from overseas: +44 20 8639 2157; email: ssd@capitaregistrars.com.

Shareholders that receive duplicate mailings because they have multiple holdings can write to the Registrars requesting that the holdings be amalgamated. By logging on to www.capitaregistrars.com/shareholders/ and following the link to The Share Portal, shareholders can access a range of online services including registering to receive future corporate documents by email. Registration will require input of investor codes. Shareholders are advised to refer to their share certificates for details.

Share dealing service
Compass Group has arranged share dealing services with Capita Registrars which provides a telephone and online share dealing service for UK resident shareholders in Compass Group. To deal, shareholders must provide details of surname, postcode, date of birth and investor code (set out in share certificates). To use the service telephone 0870 458 4577 or visit www.capitadeal.com.

Individual Savings Accounts (ISAs)
Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans & Individual Savings Accounts, 1st Floor, Courtwood House, Silver Street Head, Sheffield S1 2BH, telephone 0845 745 6123.

Share price information
The current price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

ShareGift
ShareGift is a charity share donation scheme for shareholders administered by the Orr Mackintosh Foundation. It is particularly useful for those shareholders that may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from ShareGift telephone 020 7337 0501 or from its website www.sharegift.org.

American Depositary Receipts (ADRs)
Compass Group has an ADR programme. Each ADR is equivalent to one Compass Group ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRs and from overseas +1 212 815 3700, email: shareowners@bankofny.com and from websites: www.adrbny.com and www.stockbny.com.

Financial calendar
Annual General Meeting – 16 February 2007
Half year results announcement – May
Full year results announcement – late November/early December
Dividend payments:
Interim – August
Final – March

Warning about unsolicited investment contacts
Over the last year many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:
- Make sure you get the correct name of the person and organisation.
- Check that they are properly authorised by the Financial Services Authority before getting involved. You can check at www.fsa.gov.uk/register.
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.fsa.gov.uk.
- Inform our Registrar's Compliance Department on 020 8639 2041 or email compliance@capitaregistrars.com.

More detailed information on this or similar activity can be found on the FSA website www.fsa.gov.uk/consumer/.

Unsolicited mail
Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service, FREEPOST 29, LON20771, London W1E 0ZT. Alternatively, shareholders may register online at www.mpsonline.org-uk or request an application form by calling 0845 703 4599.

Shareholder analysis	Number of holders	Holders %	Number of shares held millions	Shares held %
Type of holder:				
Individuals	66,158	91.5	88	4.2
Institutional & other investors	6,109	8.5	2,011	95.8
Total	72,267	100.0	2,099	100.0
Size of holding:				
1 – 100	13,841	19.2	1	0.0
101 – 200	11,758	16.3	2	0.1
201 – 500	17,853	24.7	6	0.3
501 – 1,000	11,879	16.4	9	0.4
1,001 – 2,000	8,575	11.9	12	0.6
2,001 – 5,000	5,329	7.4	16	0.8
5,001 – 10,000	1,361	1.9	9	0.4
10,001 – 50,000	803	1.1	16	0.8
50,001 – 100,000	178	0.2	13	0.6
100,001 – 500,000	351	0.5	85	4.0
500,001 – 1,000,000	101	0.1	73	3.5
1,000,001 – 5,000,000	167	0.2	354	16.9
5,000,001 – 10,000,000	34	0.0	241	11.5
10,000,001 and above	37	0.1	1,262	60.1
Total	72,267	100.0	2,099	100.0

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COMPASS
GROUP

Registered Office:
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com

82-5161

COMPASS
GROUP

Notice of Annual General Meeting

Friday, 16 February 2007

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, you should consult immediately your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000. If you have sold or otherwise transferred all your shares in Compass Group PLC, please send this document and the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Notice is hereby given that the sixth Annual General Meeting of Compass Group PLC (the 'Company') will be held in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 16 February 2007 at 11.00am in order to transact the following business:

Resolutions

To consider and if thought fit to pass the following Resolutions of which Resolutions numbered 1 to 11 will be proposed as Ordinary Resolutions and Resolutions numbered 12 and 13 will be proposed as Special Resolutions.

Resolution 1 – Report and Accounts

To receive and adopt the financial statements of the Company for the financial year ended 30 September 2006 and the reports of the directors and auditors thereon.

Resolution 2 – Directors' Remuneration Report

To approve the Directors' Remuneration Report for the financial year ended 30 September 2006.

The Directors' Remuneration Report is set out in full on pages 28 to 35 in the Annual Report 2006 and in summary on pages 23 to 26 in the Annual Review 2006.

Resolution 3 – Final dividend

To declare a final dividend of 6.7 pence per share on each of the Company's ordinary shares for the financial year ended 30 September 2006.

Subject to passing this Resolution, the final dividend will be paid on 5 March 2007 to shareholders on the register at the close of business on 9 February 2007.

Resolution 4 – Richard Cousins

To elect Richard Cousins as a director.

Richard Cousins was appointed to the Board on 2 May 2006 and he replaced Michael Bailey as Chief Executive on 1 June 2006. In accordance with the Company's Articles of Association and the Combined Code on Corporate Governance, Richard Cousins is standing for election at this year's Annual General Meeting.

Resolution 5 – Sir Ian Robinson

To elect Sir Ian Robinson as a director.

Sir Ian Robinson was appointed to the Board on 1 December 2006 and, in accordance with the Company's Articles of Association and the Combined Code on Corporate Governance, is standing for election at this year's Annual General Meeting. The directors believe that Sir Ian Robinson will bring to the Board valuable experience that has been gained in both the hospitality and service industries and in international business.

Resolution 6 – Gary Green

To elect Gary Green as a director.

Gary Green is Group Managing Director – USA, Canada, and Latin America and he will be appointed to the Board with effect from 1 January 2007. Gary Green has been with the Group for over 20 years and his achievements include leading the successful development of the Group's business in North America. In accordance with the Company's Articles of Association and the Combined Code on Corporate Governance, Gary Green is standing for election at this year's Annual General Meeting.

Resolution 7 – Andrew Martin

To re-elect Andrew Martin as a director.

Andrew Martin is Group Finance Director and, in accordance with the Company's Articles of Association and the Combined Code on Corporate Governance, is subject to retirement by rotation and is standing for re-election at this year's Annual General Meeting.

Biographical details of all the directors proposed for election or re-election are set out on page 20 in the Annual Report 2006 and on page 19 in the Annual Review 2006.

Resolution 8 – Deloitte & Touche LLP

To re-appoint Deloitte & Touche LLP as auditors.

The Auditors are re-appointed annually and the Board, on the unanimous recommendation of the Audit Committee, following its annual review of the effectiveness and independence of the external auditors, is proposing the re-appointment of Deloitte & Touche LLP as auditors to the Company.

Resolution 9 – Auditors' remuneration

To authorise the directors to determine the auditors' remuneration.

This Resolution proposes that the directors be authorised to determine the remuneration of the auditors. Details of the remuneration paid to the auditors for 2006 and details of the safeguards the Company has developed to ensure the objectivity and independence of the external auditors are disclosed in the Annual Report 2006.

Resolution 10 – Political donations

'That the Company and any company which is or becomes a subsidiary of the Company during the period to which this Resolution relates be and is hereby authorised to:

(i) make donations to EU political organisations; and

(ii) incur EU political expenditure,

during the period commencing on the date of this Resolution and ending on the date of the Company's next Annual General Meeting provided that any such donations and expenditure made by the Company together with those made by any subsidiary company while it is a subsidiary of the Company shall not exceed in aggregate £125,000 during that period.

For the purposes of this Resolution, the terms 'donations', 'EU political organisations' and 'EU political expenditure' shall have the meanings given to them in section 347A of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).'

It is not Compass Group policy to make donations to political parties. However, it is possible that certain routine activities undertaken by the Company and its subsidiaries might come within the broad scope of the Political Parties, Elections and Referendums Act 2000. Any expenditure that is regulated under this Act must first be approved by shareholders. This Resolution is to renew the directors' authority until the Annual General Meeting to be held in 2008 to make donations and incur expenditure which might otherwise be caught by the terms of the Act up to an aggregate amount of £125,000.

Resolution 11 – Authority to allot shares (section 80)

'That the power conferred on the directors by Article 11 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 15 May 2008 and for that period the section 80 amount is £68,700,000.'

COMPASS
GROUP

27 December 2006

Dear Shareholder,

Annual General Meeting 2007

The sixth Annual General Meeting of the Company will be held on Friday, 16 February 2007 at 11.00am in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Enclosed with this circular is a form of proxy for the resolutions being proposed at the Annual General Meeting and whether or not you intend coming to the Meeting, you are requested to complete the form and send it to Capita Registrars to arrive no later than 11.00am on Wednesday 14 February 2007. Should you prefer, the form of proxy can be completed on the Internet at www.capitaregistrars.com/shareholders/. If you choose this method you will be required to register for The Share Portal (if you have not done so previously). To do this you will require your investor code which is printed on the enclosed form of proxy and on your share certificate(s). Whichever method you select to complete the form of proxy, you are still entitled to attend the Meeting and vote in person.

The directors believe that the proposed resolutions set out in the Notice of Annual General Meeting which follows this letter are in the best interests of the Company and the shareholders as a whole. Accordingly they unanimously recommend that you vote in favour of each resolution as they themselves intend to do in respect of their own shareholdings in the Company.

Yours faithfully

Sir Roy Gardner
Chairman

Compass Group PLC
Registered Office: Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Registered in England and Wales Registered No: 4083914
Telephone 01932 573000 Facsimile 01932 569956

Notes

(i) A member entitled to attend and vote at the 2007 Annual General Meeting (the 'Meeting') may appoint a proxy or proxies (who need not be a member of the Company) to attend and (on a poll) vote on his/her behalf. Proxies may be appointed by:

- completing and returning the proxy form enclosed with this Notice;
- going to www.capitaregistrars.com/shareholders/ and following the link to The Share Portal where instructions are provided on how to register (if you have not done so previously) and vote; or
- by having an appropriate CREST message transmitted, if you are a user of the CREST system (including CREST Personal Members).

Return of the form of proxy will not preclude a member from attending the Meeting and voting in person.

(ii) To be effective the form of proxy must be completed in accordance with the instructions and received by the Registrars of the Company by 11.00am on Wednesday 14 February 2007. To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID RA10) by 11.00am on Wednesday 14 February 2007. Please note, however, that proxy messages can not be sent through CREST on weekends, bank holidays or after 8.00pm on any other day. For the purpose of this deadline, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. CREST Personal Members or other CREST sponsored members and those CREST members that have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(iii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on 14 February 2007, or in the event that the Meeting is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the Register of Members after 6.00pm on 14 February 2007 or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iv) Copies of the service agreements of the executive directors, the letters of appointment of the non-executive directors, the directors' deeds of indemnity and the Register of Directors' Interests will be available for inspection during normal business hours from the date of dispatch of this notice until the date of the Meeting (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and will also be made available at the Meeting for a period of 15 minutes prior to and during the continuance of the Meeting.

Resolution 11 – Authority to allot shares (section 80) continued

Resolution 11, which will be proposed as an Ordinary Resolution, seeks to grant the directors' authority to allot, pursuant to Article 11 of the Company's Articles of Association and section 80 of the Companies Act 1985, relevant securities with a maximum nominal amount of £68,700,000 (the 'section 80 amount'). This represents 687 million ordinary shares of 10 pence each in the capital of the Company, which is approximately one-third of the Company's issued share capital as at 13 December 2006. The Company does not currently hold any shares as treasury shares. This authority would, unless previously renewed by shareholders, remain in force up to the conclusion of the Annual General Meeting of the Company to be held in 2008 or 15 May 2008 if earlier.

Whilst the directors have no current plans to utilise this authority they consider its renewal appropriate in order to retain maximum flexibility to take advantage of business opportunities as they arise.

Resolution 12 – Authority to allot shares for cash (section 89)

'That, subject to the passing of Resolution 11 above, the power conferred on the directors by Article 12 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 15 May 2008 and for that period the section 89 amount is £10,300,000.'

Resolution 12, which will be proposed as a Special Resolution, seeks to renew the directors' authority to issue equity securities of the Company for cash without application of the pre emption rights pursuant to Article 12 of the Company's Articles of Association and section 89 of the Companies Act 1985. Other than in connection with a rights, scrip dividend, or other similar issue, the authority contained in this Resolution will be limited to a maximum nominal amount of £10,300,000 (the 'section 89 amount'). This represents 103 million ordinary shares of 10 pence each in the capital of the Company, which is approximately 5% of the Company's issued ordinary share capital as at 13 December 2006. The authority would expire at the conclusion of the Annual General Meeting of the Company to be held in 2008 or 15 May 2008 if earlier.

Whilst the directors have no current plans to utilise this authority they consider its renewal appropriate in order to retain maximum flexibility to take advantage of business opportunities as they arise.

Resolution 13 – Purchase of own shares

'That the Company be generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association and in accordance with section 166 of the Companies Act 1985, to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 206 million;

(ii) the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;

(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (A) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and (B) an amount equal to the higher of the price of the last independent trade and the highest current independent bid as derived from the London Stock Exchange Trading System (SETS); and

Resolution 13 – Purchase of own shares continued

(iv) this authority shall expire, unless previously renewed, varied or revoked by the Company, at the conclusion of the next Annual General Meeting of the Company or 15 August 2008, whichever is the earlier (except in relation to the purchase of ordinary shares, the contract for which was concluded prior to the expiry of this authority and which will or may be executed wholly or partly after the expiry of this authority).'

Resolution 13, which will be proposed as a Special Resolution, seeks to renew the directors' authority until the Annual General Meeting to be held in 2008 or 15 August 2008 (if earlier) to purchase up to 206 million shares in the Company representing just under 10% of the Company's issued ordinary share capital as at 13 December 2006.

The directors intend to continue with the £500 million share buy-back programme announced on 9 April 2006 (the 'Programme'). Further information on the Programme can be found on page 22 of the Annual Report 2006. The authority granted by this Resolution will be used to continue the Programme and, in the event that a successful sale of Selecta (as announced by the Company on 29 November 2006) is achieved prior to the expiry of this authority, the directors may consider using the authority to extend the Programme. Beyond this, the directors have no present intention of exercising this authority but they consider it desirable to provide maximum flexibility in the management of the Company's capital resources. The directors would only purchase shares if, in their opinion, the expected effect would be to result in an increase in earnings per share and would benefit shareholders generally.

Any purchases of ordinary shares would be by means of market purchases through the London Stock Exchange. Should the directors exercise such authority any shares so purchased may be placed into treasury in accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and subsequently cancelled or transferred to satisfy awards arising under the Company's employee share schemes or issued for cash as provided for by the Regulations.

As at 13 December 2006 there were options outstanding over approximately 147 million ordinary shares in the capital of the Company representing approximately 7.1% of the Company's issued ordinary share capital. If the authority to purchase the Company's ordinary shares were exercised in full, these options would represent approximately 7.9% of the Company's issued ordinary share capital.

By Order of the Board

Tim Mason
Company Secretary
27 December 2006

Registered Office:
Compass House,
Guildford Street,
Chertsey,
Surrey
KT16 9BQ

COMPASS
GROUP

Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com

82-5161

Compass Group PLC (the 'Company') **Annual General Meeting to be held on Friday 16 February 2007 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am.**

COMPASS GROUP

This proxy may be completed on the internet at www.capitaregistrars.com/shareholders/ via The Share Portal. The process will involve using the investor code set out below.

Event Code

Investor Code

I/We being a member(s) of the Company hereby appoint the Chairman of the Meeting OR (see note 5)

____

of ______________________________

____

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Friday 16 February 2007 and at any adjournment thereof, in the manner shown opposite on the resolutions set out in the Notice of Meeting dated 27 December 2006.

Please mark 'X' to indicate how you wish to vote

Resolutions	For	Against	Vote withheld Note 7	Discretionary
1 Receive and adopt financial statements and reports thereon				
2 Approve the directors' remuneration report				
3 Declare a final dividend on the ordinary shares				
4 Elect Richard Cousins as a director				
5 Elect Sir Ian Robinson as a director				
6 Elect Gary Green as a director				
7 Re-elect Andrew Martin as a director				
8 Re-appoint Deloitte & Touche LLP as auditors				
9 Authorise the directors to determine the auditors' remuneration				
10 Donations to EU political organisations				
11 Authority to allot shares (s.80)				
12 Special Resolution – Authority to allot shares for cash (s.89)				
13 Special Resolution – Authority to purchase shares				

Dated this ______ day of ______ 2007 Signature ______________________________

When completed, please detach and return this form. No postage stamp is required. To be valid this form should be received by the Company's Registrars, Capita Registrars, at the address printed overleaf by no later than 11.00am on 14 February 2007. CREST system users may appoint one or more proxies via the CREST system. For further details please refer to the Notice of Meeting or to the CREST Manual.

Notes

1 For each resolution, please indicate with an X in the box provided how you wish to vote. If you select 'Discretionary' or fail to select any of the given options on a particular resolution, the proxy will vote or abstain as he/she thinks fit in respect of your holding.

2 In the case of joint holders the signature of any of them will suffice, but the names of all joint holders should be shown, and the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

3 In the case of a corporation this form of proxy must be under the common seal or executed by an authorised officer, attorney or other authorised person.

4 This form of proxy to be valid must be signed and lodged together with the power of attorney or other written authority (if any) under which it is signed or an office or notarially certified copy of such power or authority no later than 48 hours before the time of the Meeting (or adjourned Meeting at which the person named on the form proposed to vote) with the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

5 If you wish someone other than the Chairman to be your proxy delete 'the Chairman of the Meeting OR' and insert the name and address of the person you wish to appoint and initial the alteration. Such proxy need not be a member of the Company but must attend the Meeting in person to represent you. Any alteration to this form of proxy must be initialled by the appointer.

6 You may appoint more than one proxy to attend the Meeting. Completion of this form of proxy will not preclude you from attending and voting at the Meeting in person if you wish.

7 The 'Vote withheld' option is provided to enable you to abstain on any particular resolution. It should however be noted that it is not a vote in law and will not be counted in the proportion of the votes 'For' and 'Against' a resolution.

Compass Group PLC Annual General Meeting

Attendance Card

If you or your proxy wish to attend the Annual General Meeting to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE (please see map overleaf) on Friday 16 February 2007 at 11.00am, **please sign this card and hand it in at the reception desk on arrival at the Meeting.**

Signed by Shareholder/Proxy ______________________________

Third fold and tuck in

BUSINESS REPLY SERVICE
Licence No. RRHB-RSXJ-GKCY

First fold

Proxy Processing Centre
Telford Road
Bicester
Oxon
OX26 4UP

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St. James's Park
King Charles Street
Horse Guards Road
Parliament Street
Victoria Embankment
N
QUEEN ELIZABETH II
CONFERENCE CENTRE
Westminster
Great George Street
Birdcage Walk
Westminster Bridge
Old Queen Street
Storey's Gate
Queen Anne's Street
Lewisham Street
Parliament Square
St. Margaret's Street
Paker St.
Dartmouth Street
Matthew
St. Margaret's
Broadway
Tothill Street
Houses of Parliament
St. James's Park
MAIN ENTRANCE
Broad Sanctuary
Westminster Abbey
Broadway
New Scotland Yard
Victoria Street
Smith Street
Tufton Street
Great Smith Street
To Victoria Station
Abingdon Street
Great College Street
P
Old Pye Street

Compass Group PLC

Directions to Compass Group PLC Annual General Meeting at The Queen Elizabeth II Conference Centre Broad Sanctuary, Westminster London SW1P 3EE

Directly opposite Westminster Abbey
- A short walk from Westminster or St James's Park underground stations
- Victoria and Waterloo main line railway stations within walking distance
- 4 car parks nearby (contact NCP: 0870 6067050 for details)